
sustainable responsible growth: best place to work, shared success, operational excellence
row
focus on equal pay for equal work
a great place to work
holder engagement process
active, independent board oversight
Wealth Management
U.S. Trust
Business Banking
culture of compliance and rigorous risk management
customer-focused strategy
deliver
together
make financial lives better through the
act responsibly
grow in a sustainable manner
inclusive workplace for diverse employees around the
highly engaged lead independent director
Global Markets
shared success includes ESG
realize
grow and
pay for performance over
Global Commercial Bankin
ESG integrated in

Bank of America

Bank of America Corporation
2018 Proxy Statement

sustainable responsible growth: best place to work, shared success, operational excellence

shared success includes ESG

ESG integrated in our eight business lines, informing customer-focused strategy

board oversight of ESG

operational excellence drives continuous improvement

inclusive workplace for diverse employees around the world

invest in employee health, emotional and financial wellness

create opportunities for employees to develop and grow

focus on equal pay for equal work

a great place to work

highly engaged lead independent director

independent, experienced, diverse board members

thoughtful corporate governance practices

board-driven stockholder engagement process

active, independent board oversight

Merrill Lynch Wealth Management

U.S. Trust

Business Banking

Global Markets

Global Commercial Banking

Global Corporate & Investment Banking

Retail

Preferred & Small Business

culture of compliance and rigorous risk management

pay for performance over the short-term and long-term

rewarding performance that balances risk and reward

grow within our risk framework

grow with our customer-focused strategy

grow in a sustainable manner

grow and win in the market

trust the team

deliver together

act responsibly

realize the power of our people

to help make financial lives better through the power of every connection

Letter from our Chairman and Chief Executive Officer



March 12, 2018

Dear Fellow Stockholders:

We are pleased to invite you to the 2018 annual meeting of stockholders, to be held April 25, 2018 at 10:00 a.m., Eastern time, at the Hilton Charlotte Center City on 222 East Third Street in Charlotte, North Carolina.

During the meeting, we will provide an update on the company and how Responsible Growth delivered for stockholders in 2017. It's also a good opportunity for us to hear directly from you.

Your voice and your vote are important. For the 2018 annual meeting of stockholders, Bank of America again will make a $1 charitable donation for every stockholder account that votes.

This year, we will make contributions to Habitat for Humanity, an organization we have partnered with for more than 30 years. Your voting participation in the 2017 annual meeting of stockholders resulted in our contributing $655,000 to Special Olympics.

Please read the proxy materials and follow the voting instructions to ensure your shares are represented at the meeting.

Sincerely,

Brian Moynihan
Chairman and Chief Executive Officer

Letter from our Lead Independent Director



March 12, 2018

Dear Fellow Stockholders:

The independent directors and I join Brian in inviting you to attend our company's 2018 annual meeting of stockholders.

The Board values input from our stockholders as the company executes and makes significant progress on our long-term strategy. In my role as the Board's Lead Independent Director, I meet regularly with investors. I share investors' viewpoints with the Board, which takes action in response where appropriate.

During 2017, our dialogue again covered broad-ranging topics, including the Board's governance practices and composition; the Board's role in strategic planning, risk management, and in overseeing the company's Responsible Growth execution; the company's environmental and social initiatives; and my role as Lead Independent Director.

So that all stockholders have the opportunity to hear directly from our Board members, video interviews of each director discussing our company's governance practices and what Responsible Growth means to us are available at *www.bankofamerica.com/ annualmeeting.*

In addition, I encourage you to carefully review our 2018 proxy statement, our Annual Report and the other proxy materials.

Our Board remains committed to building long-term value in the company and returning capital to our stockholders. On behalf of the directors, I join Brian and the management team in thanking you for choosing to invest in Bank of America.

Sincerely,

Jack O. Bovender, Jr.

Jack O. Bovender, Jr.
Lead Independent Director

Notice of 2018 Annual Meeting of Stockholders

Date and Time:
April 25, 2018
10:00 a.m., Eastern time

Place:
Hilton Charlotte Center City
222 East Third Street
Charlotte, North Carolina 28202

Matters to be Voted on:
- Electing the 15 directors named in the proxy statement
- A proposal approving our executive compensation (an advisory, non-binding "Say on Pay" resolution)
- A proposal ratifying the appointment of our independent registered public accounting firm for 2018
- A stockholder proposal, if it is properly presented at our annual meeting
- Any other business that may properly come before our annual meeting

Record date. Bank of America stockholders as of the close of business on March 2, 2018 will be entitled to vote at our annual meeting and any adjournments or postponements of the meeting.

Your vote is very important. Please submit your proxy as soon as possible by the Internet, telephone, or mail. Submitting your proxy by one of these methods will ensure your representation at the annual meeting regardless of whether you attend the meeting.

To express our appreciation for your participation, Bank of America will make a $1 charitable donation to Habitat for Humanity on behalf of every stockholder account that votes.

Please refer to page 69 of this proxy statement for additional information on how to vote your shares and attend our annual meeting.

By order of the Board of Directors,

Ross E. Jeffries, Jr.
Deputy General Counsel and Corporate Secretary
March 12, 2018

Important notice regarding the availability of proxy materials for the annual meeting of stockholders to be held on April 25, 2018: Our Proxy Statement and 2017 Annual Report to stockholders are available at *www.bankofamerica.com/annualmeeting*

Proxy Statement Summary

How to Vote Your Shares

You may vote if you were a stockholder as of the close of business on March 2, 2018.

 **Online**
www.proxyvote.com

 **By Mail**
Complete, sign, date, and return your proxy card in the envelope provided

 **By Phone**
Call the phone number located on the top of your proxy card

 **In Person**
Attend our annual meeting and vote by ballot

Your Vote is Important



Bank of America will make a $1 charitable donation to Habitat for Humanity on behalf of every stockholder account that votes.

Habitat for Humanity is one of the world's largest housing-focused nonprofits, with nearly 1,400 local affiliates in 70 countries around the world. Bank of America has partnered with Habitat for more than 30 years, helping to provide affordable housing by investing more than $85 million in funding and thousands of volunteer hours in communities around the world.

In 2017, our employees logged more than 45,000 hours in volunteer time to Habitat in more than 100 communities across eleven countries. They support Habitat affiliates through board service, leading home build initiatives, and providing financial literacy training for future homeowners. This is in addition to the over 650 homes Bank of America has donated to Habitat between 2012 and 2015.

By voting, you can join our efforts in support of Habitat for Humanity.

Proposals for Your Vote	Board Voting Recommendation	Page
1. Electing Directors	FOR each nominee	2
2. Approving Our Executive Compensation (an Advisory, Non-binding "Say on Pay" Resolution)	FOR	37
3. Ratifying the Appointment of Our Independent Registered Public Accounting Firm for 2018	FOR	64
4. Stockholder Proposal	AGAINST	66

See "Voting and Other Information" on page 69 for more information on voting your shares.

To review our 2018 Proxy Statement and 2017 Annual Report online, go to *www.bankofamerica.com/annualmeeting*.

Annual Meeting Admission

Annual meeting admission is limited to our registered holders and beneficial owners as of the record date and persons holding valid proxies from these stockholders. Admission to our annual meeting requires proof of your stock ownership as of the record date and valid, government-issued photo identification. Security measures may include bag, metal detector, and hand-wand searches. The use of cameras, recording devices, phones, and other electronic devices is strictly prohibited. See "Attending our Annual Meeting" on page 72.

Strategic Objectives

At Bank of America, we live our values, deliver our purpose and drive Responsible Growth through our eight lines of business.

Our values
- Deliver together
- Act responsibly
- Realize the power of our people
- Trust the team

Our purpose
To help make financial lives better, through the power of every connection

Responsible Growth
- We must grow and win in the market — no excuses
- We must grow with our customer-focused strategy
- We must grow within our Risk Framework
- We must grow in a sustainable manner

Eight lines of business
Serving the core financial needs of people, companies and institutional investors through eight lines of business

Our Eight Lines of Business

People				Companies			Institutions
Retail	Preferred & Small Business	Merrill Lynch	U.S. Trust	Business Banking	Global Commercial Banking	Global Corporate & Investment Banking	Global Markets
Consumer Banking		GWIM		Global Banking			Global Markets

2017 Company Performance / Responsible Growth
($ in billions, unless otherwise indicated)

Grow and win in the market – no excuses	2017	2016
Net Income[1]	$18.2	$17.8
Net income, excluding impact of Tax Cuts and Jobs Act[2]	$21.1	—
Net income in segments representing eight lines of business:		
Consumer Banking	$8.2	$7.2
Global Wealth & Investment Management (GWIM)	$3.1	$2.8
Global Banking	$7.0	$5.7
Global Markets	$3.3	$3.8

Grow with our customer-focused strategy	2017	2016
Average total loans and leases[3]	$918.7	$900.4
Average deposits	$1,269.8	$1,222.6
Total client balances	$2,751.9	$2,508.6
Business referrals	6.4 million	5.5 million

Grow within our Risk Framework	2017	2016
Net charge-off ratio	0.44%	0.43%
Net charge-offs	$4.0	$3.8
Risk-weighted assets	$1,449	$1,530
Average market risk VaR for trading[4]	$45 million	$48 million

Grow in a sustainable manner	2017	2016
Fully phased-in G-SIB capital buffer	2.5%	2.5%
Total net share repurchases and common dividends[5]	$15.9	$6.6
Common equity tier 1 regulatory capital	$171.1	$168.9
Resolution plan enhancements to resolvability	✓	✓

Total Stockholder Return (TSR)[6]



(1) Net income includes net income for the segments listed, plus a net loss for "All Other", which was $(3.3) billion in 2017 and $(1.7) billion in 2016. Net income for 2016 has been restated to reflect the change in the company's accounting method for certain stock-based compensation awards.

(2) Excludes the $2.9 billion charge related to the Tax Cuts and Jobs Act incurred in the fourth quarter of 2017, and represents a non-GAAP financial measure. See Appendix A for a reconciliation of GAAP and non-GAAP financial measures. The initial impact of the Tax Cuts and Jobs Act was recorded in All Other.

(3) Includes assets of the company's non-U.S. consumer credit card business, which are included in assets of business held for sale on the company's Consolidated Balance Sheet at December 31, 2016. The sale was completed on June 1, 2017.

(4) VaR model uses historical simulation approach based on three years of historical data and an expected shortfall methodology equivalent to a 99% confidence level.

(5) Represents common stock dividends and common stock repurchases totaling $16.8 billion and $7.7 billion in 2017 and 2016, less common stock issued under employee plans of $932 million and $1.1 billion in the same periods.

(6) As of December 31, 2017. See page 49 for a list of the companies in our primary competitor group. "G-SIBs" are global systemically important banks designated by the Financial Stability Board as of November 21, 2017.

Governance Objectives

Our Board of Directors oversees the development and execution of our strategy. The Board has adopted robust governance practices and procedures focused on our Responsible Growth. To maintain and enhance independent oversight, our Board has implemented a number of measures to further enrich Board composition, oversight, and effectiveness. These measures align our corporate governance structure with achieving our strategic objectives, and enable our Board to effectively communicate and oversee our culture of compliance and rigorous risk management.

Thoughtful, Interconnected Governance Practices

Active Independent Oversight

- Our Lead Independent Director's robust and well-defined duties are set forth in our Corporate Governance Guidelines; they extend beyond those of a traditional lead director. See page 15.

- Our independent directors meet privately in executive session at each regularly scheduled Board meeting and held 16 such sessions in 2017. See page 19.

- Our Board reviews CEO and senior management succession and development plans at least annually, and assesses candidates during Board and committee meetings and in less formal settings. See page 26.

- Our independent directors conduct the CEO's annual performance review and set his compensation. See page 28.

Enhanced Director Recruitment

- Our Board is committed to regular renewal and refreshment in alignment with our long-term strategy.

- Our Board has continuously enhanced the director recruitment and selection process, giving us an experienced and diverse group of nominees. See page 3.

- Our Board utilizes a deliberate process to assess candidates and nominees, including reviewing their independence, skills, and experience including service on other boards, other time commitments, and any potential conflicts of interest.

- Our Board's rigorous on-boarding and director education processes complement this enhanced recruitment process. See page 19.

Thoughtful Self-Evaluations

- Our Board and committees conduct intensive and thoughtful annual self-evaluations. Our directors provide feedback on Board effectiveness, with particular emphasis on areas such as Board composition, focus, culture, and process. See page 17.

- The self-evaluations also confirm the appropriate mix of Board skills to oversee execution of our strategies and drive Responsible Growth.

- Our Board regularly assesses its optimal leadership structure. See page 15.

- Our Board receives stockholder feedback on its governance practices through extensive, year-round outreach. See page 21.

Key Statistics about Our Director Nominees

6.1	14 of 15	33%	47%	60%	33%
years average tenure, below the 8.7-year S&P 500 average[1]	are independent	are women	are diverse	have CEO experience	have senior executive experience at financial institutions

(1)   Our director nominees' average tenure is calculated by full years of completed service based on date of initial election as of our annual meeting date; source for S&P 500 average: *2017 Spencer Stuart Board Index*.

Our Stockholders Inform and Guide Achievement of Governance Objectives

Our Board and management are committed to engaging with and listening to our stockholders. Throughout 2017 and into 2018, we provided updates about our Board and our company to our major stockholders and key stakeholders representing approximately 38% of shares outstanding. In addition, our Board and management met with many of these stockholders and stakeholders to solicit their input on important performance, governance, executive compensation, human capital management, regulatory, environmental, social, and other matters. This continued dialogue has informed our Board's meeting agendas, and led to governance enhancements that help us address the issues that matter most to our major stockholders and key stakeholders. This engagement process complements our Responsible Growth and will assist us in achieving our strategic objectives, creating long-term value, maintaining our culture of compliance, and contributing to our environmental, social, and governance activities.

Our Board-Driven Stockholder Engagement Process

Deliberate, Assess, and Prepare

- Our Board assesses and monitors:
  - investor sentiment
  - stockholder voting results
  - trends in governance, executive compensation, human capital management, regulatory, environmental, social, and other matters
- Our Board identifies and prioritizes potential topics for stockholder engagement

Outreach and Engagement

- Directors and executive management regularly meet with stockholders to actively solicit input on a range of issues, and report stockholder views to our Board
- A two-way dialogue is maintained to clarify and deepen our Board's understanding of stockholder concerns, and provide stockholders with insight into our Board's processes
- Management also routinely engages with investors at conferences and other forums

Respond

- Our Board responds, as appropriate, with continued discussion with stockholders and enhancements to policy, practices, and disclosure
- For more information on governance enhancements informed by stockholder input, please see page 22

Evaluate

- Stockholder input informs our Board's ongoing process of continually improving governance and other practices
- Our Board and executive management review stockholder input to identify consistent themes, and research and evaluate any identified issues and concerns

See "Stockholder Engagement" on page 21 for more information on our stockholder engagement philosophy and activities.

Compensation Highlights

Pay-for-Performance Compensation Philosophy

Our compensation philosophy is to pay for performance over the long-term, as well as on an annual basis. Our performance considerations include both financial and non-financial measures—including the manner in which results are achieved—for the company, line of business, and the individual. These considerations reinforce and promote Responsible Growth and maintain alignment with our risk framework. Our executive compensation program provides a mix of salary, incentives, and benefits paid over time to align executive officer and stockholder interests. A majority of total variable compensation granted to named executive officers is in the form of deferred equity-based awards, further encouraging long-term focus on generating sustainable growth for our stockholders.

2017 Compensation Decisions for the CEO

In 2017, the company's focus on Responsible Growth produced earnings of $18.2 billion, including a charge of $2.9 billion related to the Tax Cuts and Jobs Act (Tax Act). Excluding the Tax Act impact, Responsible Growth delivered earnings of $21.1 billion, which is up 18% over 2016 earnings of $17.8 billion. In recognition of our Responsible Growth results, overall company performance, and the CEO's individual performance, the Compensation and Benefits Committee and the Board's independent directors determined the following compensation for our CEO:

- Total compensation, inclusive of base salary and equity-based incentives, of $23.0 million

- 93.5% of Mr. Moynihan's total compensation is variable and directly linked to company performance. All CEO variable compensation was awarded in equity (as it has been since 2010)

- 46.7% of Mr. Moynihan's total compensation was awarded in the form of performance restricted stock units (PRSUs) that must be re-earned based on sustained three-year average performance of key metrics (return on assets and growth in adjusted tangible book value)

- The remainder of the CEO's variable pay was awarded as cash-settled restricted stock units (CRSUs) and time-based restricted stock units (TRSUs)

- Based on stockholder input and our Board's assessment, this overall pay structure is consistent with prior years

2017 Total CEO Compensation[1]



Compensation Risk Management Features	Historical Say on Pay Votes
- Mix of fixed and variable pay - Balanced, risk-adjusted performance measures - Pay-for-performance process that bases individual awards on actual results and how those results were achieved - Review of independent control function feedback in performance evaluations and compensation decisions - Deferral of a majority of variable pay through equity-based awards - Robust stock ownership and retention requirements for executive officers - Use of multiple cancellation and clawback features for equity-based awards	Our Compensation and Benefits Committee believes the results of last year's Say on Pay vote and input from our stockholder engagement affirmed our stockholders' support of our company's executive compensation program. This informed our decision to maintain a consistent overall approach in setting executive compensation for 2017. 

See "Compensation Discussion and Analysis" on page 37 and "Executive Compensation" on page 51.

(1)   Total compensation pay components does not equal 100% due to rounding.

Sustainable Responsible Growth

Our focus on ESG has been recognized across the world, including:

- *Fortune Magazine's* **100 Best Workplaces for Diversity List**, **Best Workplaces for Parents List**, and **Best Workplaces for Giving Back List**
- *Euromoney's* **World's Best Bank for Corporate Social Responsibility** and for **Advisory services**
- Third year in a row in the **Bloomberg Financial Services Gender-Equality Index**
- **Industry leader in the "Banks" industry category** among *JUST Capital's America's Most JUST Companies*
- *American Banker's* **"Top Teams" of women leaders**, with five of our female executives among the **Most Powerful Women in Banking and Finance**
- Among the top 10 companies in *Diversity MBA Magazine's* ranking of **50 Out Front Companies for Diversity Leadership: Best Places for Women & Diverse Managers to Work**
- *Black Enterprise Magazine's* **50 Best Companies for Diversity**, with four of our African-American executives among the **Most Powerful Executives in Corporate America**
- Out & Equal's Workplace Excellence **"Outie" Award** for our programs, policies, and actions to **support our LGBT teammates and equality**
- Fatherly.com's **50 Best Places to Work for New Dads**, top 10 company in *Working Mother Magazine's* **100 Best Companies** list of 2017, and one of the **100 Best Adoption-Friendly Workplaces** by the Dave Thomas Foundation for Adoption
- One of the **Best Places to Work for Disability Inclusion** by the U.S. Business Leadership Network and the American Association of People with Disabilities
- *U.S. Veterans Magazine's* 2017 **Best Top Veteran-Friendly Companies** and **Top Supplier Diversity Programs** lists
- For the 18th time, named among *LATINA Style Magazine's* **Top 50 best companies for Latinas to work**

We deliver on our purpose—to help make financial lives better through the power of every connection—by driving Responsible Growth. A tenet of Responsible Growth is that it be sustainable, and one of the ways we do that is by sharing success, including through our environmental, social, and governance (ESG) leadership. Our ESG-focused business practices enable us to address some of the key challenges facing the world today while also creating business opportunities, allowing us to create shared success with our employees, clients, and communities around the world.

As a result of these efforts, we are helping to advance the global economy in sustainable ways, creating jobs, developing infrastructure, and addressing societal challenges, while managing risk, developing talent, and providing a return to our investors, clients, and for our business. To learn more, visit *http://bankofamerica.com/responsiblegrowth.*

Our ESG approach is fully-integrated into each of our eight lines of business. Our management-level ESG Committee is made up of senior executives across every line of business and support function who help to guide the company's efforts and enable ESG progress. The Committee identifies and discusses issues central to our ESG focus across the company—including our human capital management practices, products and service offerings, client selection, and investments in creating a sustainable global economy. It helps set company goals and monitor our progress against these ESG goals, reports regularly to the Board through the Corporate Governance Committee, and oversees disclosure to our investors, stakeholders, and clients through our annual ESG reporting on our company's website.

Another way we facilitate sustainable Responsible Growth is being a great place to work. We do this by listening to our employees so that our programs and resources enhance their experience, help deepen their skill sets, and further their careers with us. We focus our human capital management efforts on key areas including growing our diverse and inclusive workforce, rewarding performance that balances risk and reward, empowering professional growth and development, and investing in health, emotional and financial wellness. We provide compensation, benefits, and resources to employees that reflect our commitment to being a great place to work. This is not only the right thing to do, it is core to achieving Responsible Growth in a sustainable manner.

We benchmark our ESG performance across a number of industry measures. In each of these ratings, our company outperforms or is in line with industry peers.

ESG Ratings and Indices

One of 120 companies on environmental A List	World Index (top 10% of banks) & North America Index (top 20% of banks)	81st percentile	Ranked #5 of top 100 largest green power purchasers	BB
CDP Climate rating of 2,418 companies	Dow Jones Sustainability Index ESG rating of 3,500 companies	Sustainalytics ESG rating of 332 banks	U.S. Environmental Protection Agency Green Power ranking	MSCI ESG rating

See "Sustainable Responsible Growth" on page 23 and Appendix A.

Table of Contents

Internet Availability of Proxy Materials

We mailed or emailed to most of our stockholders a Notice of Internet Availability of our proxy materials with instructions on how to access our proxy materials online and how to vote. If you are a registered holder and would like to change the method of delivery of your proxy materials, please contact our transfer agent, Computershare, P.O. Box 505005, Louisville, KY 40233; Toll free: 800-642-9855; or at *www.computershare.com/bac*. You may do the same as a beneficial owner by contacting the bank, broker, or other nominee where your shares are held.

Proxy Statement Availability

We are providing or making available this proxy statement to solicit your proxy to vote on the matters presented at our annual meeting. We commenced providing and making available this proxy statement on March 12, 2018. Our Board requests that you submit your proxy by the Internet, telephone, or mail so that your shares will be represented and voted at our annual meeting.

Proposal 1: Electing Directors

Our Board is presenting 15 nominees for election as directors at our annual meeting. All nominees currently serve as directors on our Board. Other than Dr. Zuber, who was appointed to our Board in December 2017, all nominees were elected by you at our 2017 annual meeting of stockholders. Each director elected at the meeting will serve until our 2019 annual meeting or until a successor is duly elected and qualified. Each director nominee has consented to being named in this proxy statement and to serving as a director if elected. If any nominee is unable to stand for election for any reason, the shares represented at our annual meeting may be voted for another candidate proposed by our Board, or our Board may choose to reduce its size.

Nominee/Age[1]	Principal Occupation	Director Since	Inde-pendent	Other U.S.-Listed Public Company Boards	Committee Membership (C = Chair)
Sharon L. Allen, 66	Former Chairman, Deloitte LLP	2012	Yes	1	Audit (C) Corporate Governance
Susan S. Bies, 70	Former Member, Board of Governors of the Federal Reserve System	2009	Yes	None	Corporate Governance Enterprise Risk
Jack O. Bovender, Jr., 72	Lead Independent Director, Bank of America Corporation; Former Chairman and CEO, HCA Inc.	2012	Yes	None	None
Frank P. Bramble, Sr., 69	Former Executive Vice Chairman, MBNA Corporation	2006	Yes	None	Corporate Governance Enterprise Risk (C)
Pierre J. P. de Weck, 67	Former Chairman and Global Head of Private Wealth Management, Deutsche Bank AG	2013	Yes	None	Audit Compensation and Benefits
Arnold W. Donald, 63	President and CEO, Carnival Corporation and Carnival plc	2013	Yes	2	Audit Compensation and Benefits
Linda P. Hudson, 67	Chairman and CEO, The Cardea Group, LLC; Former President and CEO, BAE Systems, Inc.	2012	Yes	2	Compensation and Benefits Enterprise Risk
Monica C. Lozano, 61	CEO, College Futures Foundation; Former Chairman, US Hispanic Media Inc.	2006	Yes	1	Compensation and Benefits (C) Enterprise Risk
Thomas J. May, 71	Former Chairman and CEO, Eversource Energy; Chairman, Viacom Inc.	2004	Yes	1	Corporate Governance (C) Enterprise Risk
Brian T. Moynihan, 58	Chairman and CEO, Bank of America Corporation	2010	No	None	None
Lionel L. Nowell, III, 63	Former SVP and Treasurer, PepsiCo, Inc.	2013	Yes	2	Audit Corporate Governance
Michael D. White, 66	Former Chairman, President and CEO, DIRECTV	2016	Yes	2	Audit Compensation and Benefits
Thomas D. Woods, 65	Former Vice Chairman and SEVP, Canadian Imperial Bank of Commerce	2016	Yes	None	Corporate Governance Enterprise Risk
R. David Yost, 70	Former CEO, AmerisourceBergen Corporation	2012	Yes	2	Audit Compensation and Benefits
Maria T. Zuber, 59	Vice President for Research and E. A. Griswold Professor of Geophysics, Massachusetts Institute of Technology	2017	Yes	1	Corporate Governance Enterprise Risk

Number of Board and Committee Meetings Held in 2017[2]				
22[3]	**15**	**10**	**7**	**13**
Board	Audit	Compensation and Benefits	Corporate Governance	Enterprise Risk

(1) Age as of annual meeting date.

(2) In addition to the number of formal meetings reflected above, from time to time the Board and/or its committees also held educational and/or informational sessions.

(3) Includes the Board's stand-alone risk oversight meetings.

Identifying and Evaluating Director Candidates

Board Composition

The business and affairs of the company are managed under the direction of the Board. Our Board provides active and independent oversight of management. To carry out its responsibilities and set the appropriate tone at the top, our Board is keenly focused on the character, integrity, and qualifications of its members, and its leadership structure and composition.

Our Board believes our directors best serve our company and stockholders by possessing high personal integrity and character, demonstrated management and leadership ability, extensive experience within our industry and across sectors, and the ability to exercise their sound and independent judgment in a collegial manner.

Core Director Attributes

- ✓ High Personal Integrity
- ✓ Strong Business Judgment
- ✓ Demonstrated Achievement in Public or Private Sectors
- ✓ Proven Leadership and Management Ability
- ✓ Dedicated—Able to Devote Necessary Time to Oversight Duties and Represent Stockholders' Interests
- ✓ Free of Potential Conflicts of Interests
- ✓ Collegial Manner

Our Board seeks directors whose complementary knowledge, experience, and skills provide a broad range of perspectives and leadership expertise in financial services and other highly complex and regulated industries, strategic planning and business development, business operations, marketing and distribution, technology, risk management and financial controls, corporate governance and public policy, and other areas important to our company's strategy and oversight. Our Board also assesses director age, tenure, and Board continuity, and strives to achieve a balance between the perspectives of new directors and those of longer-serving directors with industry and institutional insights.

Our Board views diversity as a priority and seeks representation across a range of attributes, including race, gender, ethnicity, and professional experience, and regularly assesses our Board's diversity when identifying and evaluating director candidates. In addition, our Corporate Governance Committee follows applicable regulations in confirming that our Board includes members who are independent, possess financial literacy and expertise, and an understanding of risk management principles, policies, and practices, and have experience in identifying, assessing, and managing risk exposures.

Our current Board, comprised of the 15 director nominees, reflects the Board's commitment to identify, evaluate, and nominate candidates who possess personal qualities, qualifications, skills, and diversity of backgrounds, and provide a mix of tenures that, when taken together, best serve our company and our stockholders. See "Our Director Nominees" on page 5.

Succession Planning and the Director Recruitment Process

Our Board regularly reviews and renews its composition. Our Corporate Governance Committee is responsible for identifying and recommending director candidates to our Board for nomination using a director selection process that has been reviewed and acknowledged by our primary bank regulators.

Assess	Identify	Evaluate	Recommend
Thoughtful self-evaluation process to develop a list of qualifications and skills sought in new directors, guided by Corporate Governance Committee	Information provided to third-party search firms; potential candidates identified	Corporate Governance Committee reviews available information on prospective nominees, regardless of recommending party	Board recommends candidates to stockholders

Assess. The Committee regularly reviews our mix of directors on the Board to assess the overall Board composition. Among other factors, the Committee considers our company's strategy and needs; our directors' experiences, gender, race, ethnicity, tenure, and age; the attributes and qualifications our Board identifies in its self-evaluations to develop criteria for potential candidates; and whether these attributes and qualifications are additive to our overall Board composition.

To maintain a vibrant mixture of fresh perspectives brought by new directors and the institutional knowledge and industry insights of directors having longer experience on our Board, the Committee reviews practices that enhance the Board's refreshment process, including the appropriate retirement age and related tenure limitations, and ability to commit the time necessary to our company. To further expand the pool of available director talent for potential Board refreshment, which includes many retired CEOs and other senior executives, in 2017, the Committee reviewed the advisability of increasing the director retirement age, which had been set at 72, based on peer analysis and demographic trends. As part of its review, the Committee also sought investors' perspectives on this topic during engagement discussions in 2017. Based on the Committee's review and at its recommendation, the Board amended our Corporate Governance Guidelines to provide that a director who has reached the age of 75 shall not be nominated for election to our Board. For additional information the average tenure of directors serving on our Board and each director's tenure, see "Our Director Nominees" on page 5.

Identify. To drive effective Board renewal, refreshment, and Board leadership succession planning, the Committee has a routine agenda item to develop and review a diverse group of potential director candidates. Based on the factors and criteria developed in the assessment phase, the Committee requests the third-party search firms the Committee engages to identify potential candidates for review. The Committee considers and provides feedback on the then-current pool of director talent identified by search firms; and the search firms periodically update the lists of potential director candidates as shaped by Committee and Board review.

In 2017, the Committee continued to develop the pool of potential director candidates using two external search firms. In its work with the external search firms, the Committee emphasizes the importance of diversity in its consideration of director candidates. The potential director candidates possess professional experiences and the gender, racial, and ethnic diversity aligned with the Committee-specified criteria and with the qualities identified by our Board in 2016 and 2017 self-evaluations. See "Board Evaluation" on page 17 for additional information on our Board's self-evaluation process. Dr. Zuber was identified by the Lead Independent Director, and reviewed by an external search firm for inclusion in the pool of potential director candidates and appointed to the Board following Committee evaluation and nomination. The Committee also considers candidates proposed by management and our stockholders.

Evaluate. The Committee has an established process for evaluating director candidates that it follows regardless of who recommends the candidate for consideration. Through this process, the Committee reviews available information regarding each candidate, including qualifications, experience, skills, and integrity, as well as race, gender, and ethnicity. The Committee also reviews the candidate's independence, absence of conflicts, and any reputational risks.

Our Board understands the significant time commitment involved in serving on the Board and its committees. The Committee evaluates whether candidates and serving directors are able to devote the time necessary to discharge their duties as directors, taking into account primary occupations, memberships on other boards, and other responsibilities. Prior to the annual renomination of currently serving directors, the Committee also assesses these factors. Once elected, directors are expected to seek Committee approval prior to joining the board of another public company. Directors who change principal occupations must offer to resign from the Board, subject to further evaluation by the Committee and the Lead Independent Director. See "Director Commitment" on page 19.

Any stockholder who wishes to recommend a director candidate for consideration by our Corporate Governance Committee must submit a written recommendation to our Corporate Secretary at Bank of America Corporation, Hearst Tower, 214 North Tryon Street, NC1-027-18-05, Charlotte, North Carolina 28255. For our 2019 annual meeting of stockholders, the Committee will consider recommendations received by October 15, 2018. The recommendation must include the information set forth in our Corporate Governance Guidelines, which are published on our website at *http://investor.bankofamerica.com.*

Our Director Nominees

Recommend. The Board selected our 15 director nominees based on their satisfaction of the core attributes described on page 3, and the belief that each can make substantial contributions to our Board and company. Our Board believes our nominees' breadth of experience and their mix of attributes strengthen our Board's independent leadership and effective oversight of management, in the context of our company's businesses, our industry's operating environment, and our company's long-term strategy.

14 are **independent**

11 have **international experience**

10 serve or have served on **another U.S. public company board** in the last five years

10 **joined our Board since 2012**

9 have **CEO experience**

5 have senior executive experience at **financial institutions**

47% Diverse

5 Women directors

2 African-American directors

1 Hispanic director

Our 15 nominees:

- are seasoned leaders who have held a diverse array of leadership positions in complex, highly regulated businesses (including banks and other financial services organizations), and with one of our primary regulators

- have served as chief executives and in senior positions in the areas of risk, operations, finance, technology, and human resources

- bring deep and diverse experience in public and private companies, financial services, academia, the public sector, nonprofit organizations, and other domestic and international businesses

- are experienced in regulated, non-financial services industries and organizations, adding to our Board's understanding of overseeing a business subject to governmental oversight, and enhancing the diversity of our Board with valuable insights and fresh perspectives that complement those of our directors with specific experience in banking or financial services

- represent diverse backgrounds and viewpoints

- strengthen our Board's oversight capabilities by having varied lengths of tenure that provide historical and new perspectives about our company

Represent a diverse range of qualifications and skills:

- Strategic Planning
- Financial Services Experience
- Consumer, Corporate, and Investment Banking
- Marketing and Retail Distribution
- Environmental, Social, and Governance (ESG)
- Human Capital Management and Succession Planning
- Corporate Governance
- Leadership of Complex, Highly Regulated Businesses

- Risk Management, including Credit, Operational, and Reputational Risk
- Audit/Financial Reporting
- Government, Public Policy, and Regulatory Affairs
- Cybersecurity, Technology, and Information Security
- Public Company Board Service
- Business Development
- Global Perspective

Represent a range of tenures, with an average tenure of 6.1 years[1]:

10 0 – 5 years

2 > 5 – 10 years

3 > 10 years

(1) Calculated by full years of completed service based on date of initial election as of our annual meeting date.

 **Our Board recommends a vote "FOR" each of the 15 nominees listed below for election as a director (Proposal 1).**

Set forth below are each nominee's name, age as of our annual meeting date, principal occupation, business experience, and U.S.-listed public company directorships held during the past five years. We also discuss the qualifications, attributes, and skills that led our Board to nominate each for election as a Bank of America director.

Sharon L. Allen	Age: 66	Director since: August 2012



Former Chairman, Deloitte

Other U.S.-Listed Public Company Directorships
First Solar, Inc.

Ms. Allen's responsibility for audit and consulting services in various positions with Deloitte LLP (Deloitte) enables her to bring extensive audit, financial reporting, and corporate governance experience to our Board. Her leadership positions with Deloitte give her broad management experience with large, complex businesses and an international perspective on risk management and strategic planning.

Professional Highlights:

- Served as Chairman of Deloitte, a firm that provides audit, consulting, financial advisory, risk management, and tax services, as the U.S. member firm of Deloitte Touche Tohmatsu Limited from 2003 to 2011

- Employed at Deloitte for nearly 40 years in various leadership roles, including Partner and Regional Managing Partner, responsible for audit and consulting services for a number of Fortune 500 and large private companies

- Member of the Global Board of Directors, Chair of the Global Risk Committee, and U.S. Representative on the Global Governance Committee of Deloitte Touche Tohmatsu Limited from 2003 to 2011

- Member of the Board of Directors of a food and drug retailer seeking to become a public company under the name Albertsons Companies, Inc.

- Director of First Solar, Inc., Chair of its Audit Committee, and member of its Technology Committee

Other Leadership Experience and Service:

- Former Director and Chair of the National Board of Directors of the YMCA of the USA, a leading nonprofit organization for youth development, healthy living, and social responsibility

- Former Vice Chair of the Board of Trustees of the Autry National Center, the governing body of the Autry Museum of the American West

- Appointed by President George W. Bush to the President's Export Council, which advised the President on export enhancement

Susan S. Bies	Age: 70	Director since: June 2009



Former Member, Federal Reserve Board of Governors

Ms. Bies's role as a member of the Board of Governors of the Federal Reserve System (Federal Reserve Board) and her tenure with First Tennessee National Corporation (First Tennessee) enables her to bring deep experience in risk management, consumer banking, and insights regarding financial regulation to our Board. In particular, Ms. Bies focused on enterprise financial and risk management during her career with First Tennessee and further developed her regulatory expertise by serving on the Financial Accounting Standards Board (FASB) Emerging Issues Task Force. Her experience working at a primary regulator of our industry, along with her other regulatory and public policy experience, gives her unique and valuable perspective relevant to our company's business, financial performance, and risk oversight. She brings an international perspective through her service on the Boards of Directors of Zurich Insurance Group Ltd. (Zurich Insurance) and Merrill Lynch International (MLI).

Professional Highlights:
- Senior Advisory Board Member to Oliver Wyman Group, a management consulting subsidiary of Marsh & McLennan Companies, Inc., February 2009 to December 2016
- Member of the Board of Governors of the Federal Reserve System from 2001 to 2007, including a role as Chair of the Committee on Supervisory and Regulatory Affairs
- Represented the Federal Reserve Board on the Financial Stability Board and led the Federal Reserve Board's efforts to modernize the Basel capital accord
- Served as a member of the FASB's Emerging Issues Task Force from 1996 to 2001
- Served as Executive Vice President of Risk Management; Auditor; Chief Financial Officer; and Chair of the Asset Liability Management and the Executive Risk Management Committees at First Tennessee, a regional bank holding company, between 1979 and 2001
- Employed at the Federal Reserve Bank of St. Louis as a regional and banking structure economist at the start of her career
- Director of and Chair, Risk Committee for Zurich Insurance
- Chair, Board of Directors of MLI

Other Leadership Experience and Service:
- Served in leadership roles in various organizations, including the Committee on Corporate Reporting of the Financial Executives Institute; the End Users of Derivatives Association; the American Bankers Association; and the Bank Administration Institute
- Served in numerous roles with many professional, academic, civic, and charitable organizations, such as the American Economic Association; Institute of Management Accountants; International Women's Forum; University of Memphis; Memphis Area Chamber of Commerce; Memphis Youth Initiative; and Memphis Partners

Jack O. Bovender, Jr.	Age: 72	Director since: August 2012



Lead Independent Director, Bank of America Corporation

Former Chairman and Chief Executive Officer, HCA

Mr. Bovender's roles as former Chairman, Chief Executive Officer, President, and Chief Operating Officer of HCA Inc. (HCA) enable him to bring his extensive experience leading a large, regulated, complex business to our Board. Mr. Bovender's experience with HCA and service on the Board of Trustees of Duke University, including as Chair and as former Chair of its Presidential Search Committee and its Audit Committee, provide him with insight into board leadership, risk management, operational risk, and strategic planning, and valuable perspective on corporate governance issues.

Professional Highlights:
- Chairman and Chief Executive Officer of HCA, the largest investor-owned hospital operator in the U.S. and a Fortune 100 company owning and operating hospitals and surgery centers, from January 2002 to December 2009, and Chief Executive Officer from January 2001 to January 2009
- During a 32-year tenure at HCA, held several senior-level positions including President and Chief Operating Officer
- 40-year veteran of the healthcare industry starting with hospital administration for the U.S. Navy

Other Leadership Experience and Service:
- Chair of the Duke University Board of Trustees and chair of the Executive Committee; serves on the Duke University Health System Board; and on the Board of Visitors at the Duke University Fuqua School of Business
- Recipient of Duke University's Distinguished Alumni Award in 2012
- Served on the Board of Governors of the American College of Healthcare Executives (ACHE); recipient of ACHE's Gold Medal Award recognizing significant career-long contributions to the healthcare profession

Frank P. Bramble, Sr.	Age: 69	Director since: January 2006



Former Executive Vice Chairman, MBNA Corporation

Mr. Bramble brings broad-ranging financial services experience, international experience, and historical insight to our Board, having held leadership positions at two financial services companies acquired by our company (MBNA Corporation, acquired in 2006, and MNC Financial Inc., acquired in 1993). As a former executive officer of one of the largest credit card issuers in the U.S. and a major regional bank, Mr. Bramble has dealt with a wide range of issues important to our company, including risk management, credit cycles, sales and marketing to consumers, and audit and financial reporting.

Professional Highlights:

- Served as Chairman of the Board of Trustees from July 2014 to June 2016 and Interim President from July 2013 to June 2014 of Calvert Hall College High School in Baltimore, Maryland

- Served as Executive Vice Chairman from July 2002 to April 2005 and Advisor to the Executive Committee from April 2005 to December 2005 of MBNA Corporation, a financial services company acquired by Bank of America in January 2006

- Previously served as the Chairman, President, and Chief Executive Officer at Allfirst Financial, Inc.; MNC Financial Inc.; Maryland National Bank; American Security Bank; and Virginia Federal Savings Bank

- Served as a director, from April 1994 to May 2002, and Chairman, from December 1999 to May 2002, of Allfirst Financial, Inc. and Allfirst Bank, U.S. subsidiaries of Allied Irish Banks, p.l.c.

- Began his career as an audit clerk at the First National Bank of Maryland

Other Leadership Experience and Service:

- Emeritus member of the Board of Visitors of Towson University and guest lecturer in business strategy and accounting from 2006 to 2008

Pierre J. P. de Weck	Age: 67	Director since: July 2013



Former Chairman and Global Head of Private Wealth Management, Deutsche Bank

Mr. de Weck's experience as an executive with UBS AG (UBS) and Deutsche Bank AG (Deutsche Bank) enables him to bring extensive knowledge of the global financial services industry to our Board. As a former Chairman and Global Head of Private Wealth Management and member of the Group Executive Committee of Deutsche Bank, Mr. de Weck has broad experience in risk management and strategic planning and brings a valuable international perspective to our company's business activities, including through his service on the Board of Directors of Bank of America Merrill Lynch International (BAMLI). Mr. de Weck's service as Chief Credit Officer of UBS provides him with further credit risk management experience.

Professional Highlights:

- Served as the Chairman and Global Head of Private Wealth Management and as a member of the Group Executive Committee of Deutsche Bank from 2002 to May 2012

- Served on the Management Board of UBS from 1994 to 2001; as Head of Institutional Banking from 1994 to 1997; as Chief Credit Officer and Head of Private Equity from 1998 to 1999; and as Head of Private Equity from 2000 to 2001

- Held various senior management positions at Union Bank of Switzerland, a predecessor firm of UBS, from 1985 to 1994

- Currently serves on the Board of Directors of our U.K. banking entity, BAMLI

Arnold W. Donald	Age: 63	Director since: January 2013



President and Chief Executive Officer, Carnival

Other U.S.-Listed Public Company Directorships
Carnival; Crown Holdings, Inc.
Past Five Years: The Laclede Group, Inc.

Mr. Donald's roles as President and Chief Executive Officer of Carnival Corporation and Carnival plc (Carnival), as a former senior executive at Monsanto Company (Monsanto), and as the former Chairman and Chief Executive Officer of Merisant Company (Merisant), enable him to bring his extensive experience in strategic planning and operations in regulated, consumer, retail, and distribution businesses to our Board. His board service with public companies gives him experience with risk management, global operations, and regulated businesses. His experience heading The Executive Leadership Council and the Juvenile Diabetes Research Foundation International gives him a distinct perspective on governance matters, social responsibility, and diversity.

Professional Highlights:

- President and Chief Executive Officer of Carnival, a cruise and vacation company, since July 2013
- Served as President and Chief Executive Officer from November 2010 to June 2012 of The Executive Leadership Council, a nonprofit organization providing a professional network and business forum to African-American executives at major U.S. companies
- President and Chief Executive Officer of the Juvenile Diabetes Research Foundation International from January 2006 to February 2008
- Served as Chairman and Chief Executive Officer of Merisant from 2000 to 2003, a privately-held global manufacturer of tabletop sweeteners, and remained as Chairman until 2005
- Joined Monsanto in 1977 and held several senior leadership positions with global responsibilities, including President of its Agricultural Group and President of its Nutrition and Consumer Sector, over a more than 20-year tenure
- Director of Crown Holdings, Inc. and member of its Compensation Committee

Other Leadership Experience and Service:

- Appointed by President Clinton and re-appointed by President George W. Bush to the President's Export Council

Linda P. Hudson	Age: 67	Director since: August 2012



Executive Officer, The Cardea Group, LLC

Former President and Chief Executive Officer, BAE

Other U.S.-Listed Public Company Directorships
Ingersoll-Rand plc; The Southern Company

Ms. Hudson's role as a former President and Chief Executive Officer of BAE Systems, Inc. (BAE) enables her to bring her broad experience in strategic planning and risk management to our Board. Further, with her service as an executive director of BAE Systems plc (BAE Systems), Ms. Hudson's background provides her with international perspective, geopolitical insights, and experience as a leader of a large, international, highly regulated, complex business. Ms. Hudson's career in the defense and aerospace industry gives her knowledge of technology risks such as cybersecurity risk.

Professional Highlights:

- Chairman and Chief Executive Officer of The Cardea Group, LLC, a management consulting business, May 2014 to present
- Served as CEO Emeritus of BAE, a U.S.-based subsidiary of BAE Systems, a global defense, aerospace, and security company headquartered in London, from February 2014 to May 2014, and as President and Chief Executive Officer of BAE from October 2009 until January 2014
- Served as President of BAE Systems' Land and Armaments operating group, the world's largest military vehicle and equipment business, from October 2006 to October 2009
- Prior to joining BAE, served as Vice President of General Dynamics Corporation and President of its Armament and Technical Products business; held various positions in engineering, production operations, program management, and business development for defense and aerospace companies
- Served as a member of the Executive Committee and as an executive director of BAE Systems from 2009 until January 2014 and as a member of the Board of Directors of BAE from 2009 to April 2015
- Director of The Southern Company and member of its Nominating, Governance and Corporate Responsibility Committee and its Operations, Environmental and Safety Committee; director of Ingersoll-Rand plc and member of its Audit, Finance, and Technology and Innovation Committees

Other Leadership Experience and Service:

- Member of the Board of Directors of the University of Florida Foundation, Inc. and the University of Florida Engineering Leadership Institute, and a former member of the Charlotte Center Executive Board for the Wake Forest University School of Business
- Member of Board of Trustees of Discovery Place, a nonprofit education organization dedicated to inspiring exploration of the natural and social world
- Member of Board of Trustees of Central Piedmont Community College Foundation

Monica C. Lozano	Age: 61	Director since: April 2006



Chief Executive Officer, College Futures Foundation

Former Chairman, US Hispanic Media Inc.

Other U.S.-Listed Public Company Directorships
Target Corporation
Past Five Years: The Walt Disney Company

Ms. Lozano's roles as the Chief Executive Officer of College Futures Foundation, a nonprofit working to increase the rate of college graduation for low-income California students, and as the former Chairman and Chief Executive Officer of ImpreMedia LLC (ImpreMedia), a leading Hispanic news and information company, enable her to bring her experience in broad leadership management over areas such as operations, marketing, and strategic planning to our Board. Ms. Lozano has a deep understanding of issues that are important to the Hispanic community, a growing U.S. demographic. Her public company board service for Target Corporation, her past public company board service for The Walt Disney Corporation, and her past roles with the University of California and the University of Southern California give her board-level experience overseeing large organizations with diversified operations on matters such as governance, executive compensation, risk management, and financial reporting. Ms. Lozano's experience as a member of President Obama's Council on Jobs and Competitiveness also provided her with valuable perspective on important public policy, societal, and economic issues relevant to our company.

Professional Highlights:

- Chief Executive Officer of College Futures Foundations since December 2017. College Futures Foundation is a nonprofit focused on increasing the rate of bachelor's degree completion among California student populations who are low-income and have had a historically low college success rate
- Served as Chair of the Board of Directors of U.S. Hispanic Media Inc., the parent company of ImpreMedia, a leading Hispanic news and information company, from June 2014 to January 2016
- Served as Chairman of ImpreMedia from July 2012 to January 2016, Chief Executive Officer from May 2010 to May 2014, and Senior Vice President from January 2004 to May 2010
- Served as Publisher of La Opinion, a subsidiary of ImpreMedia and the leading Spanish-language daily print and online newspaper in the country, from 2004 to May 2014, and Chief Executive Officer from 2004 to July 2012
- Director of Target Corporation and member of its Audit and Finance Committee, and Nominating and Governance Committee

Other Leadership Experience and Service:

- Served as a member of President Obama's Council on Jobs and Competitiveness from 2011 to 2012 and served on President Obama's Economic Recovery Advisory Board from 2009 to 2011
- Currently serves as Chair of the Board of Directors the Weingart Foundation; served as the Chair of the Board of Regents of the University of California, as a member of the Board of Trustees of The Rockefeller Foundation, as a member of the Board of Trustees of the University of Southern California, and as a member of the State of California Commission on the 21st Century Economy

Thomas J. May	Age: 71	Director since: April 2004



Chairman, Viacom Inc.

Former Chairman, President, and Chief Executive Officer, Eversource Energy

Other U.S.-Listed Public Company Directorships
Viacom Inc.
Past Five Years: Eversource Energy

Mr. May's roles as former Chairman, President, and Chief Executive Officer of Eversource Energy enable him to bring his extensive experience with regulated businesses, operations, risk management, business development, strategic planning, board leadership, and corporate governance matters to our Board and gives him insight into the issues facing our company's businesses. Having experience as a Certified Public Accountant, Mr. May brings extensive accounting and financial skills, and a professional perspective on financial reporting and enterprise and operational risk management.

Professional Highlights:

- Served as Chairman of the Board of Trustees of Eversource Energy, one of the nation's largest utilities, from October 2013 to May 2017
- Served as President and Chief Executive Officer of Eversource Energy from April 2012 until retirement in May 2016
- Served as Chairman and Chief Executive Officer of NSTAR, which merged with Northeast Utilities (now Eversource Energy), from 1999 to April 2012, and was President from 2002 to April 2012; also served as Chief Financial Officer and Chief Operating Officer at NSTAR
- Currently serves on the Board of Directors of Liberty Mutual Holding Company, Inc. and as the non-executive Chairman of the Board of Directors of Viacom Inc.

Brian T. Moynihan	Age: 58	Director since: January 2010



Chairman of the Board and Chief Executive Officer, Bank of America Corporation

Other U.S.-Listed Public Company Directorships
Past Five Years: Merrill Lynch & Co., Inc. (former subsidiary; merged into Bank of America Corporation in 2013)

As our Chief Executive Officer, Mr. Moynihan has led the transformation of our company by rebuilding capital and liquidity, streamlining and simplifying our business model to focus on three core customer and client groups, divesting non-core businesses and products, resolving mortgage-related issues from the financial crisis, and reducing core expenses. Mr. Moynihan also conceived and leads our drive for Responsible Growth. Mr. Moynihan has demonstrated leadership qualities, management capability, knowledge of our business and industry, and a long-term strategic perspective. In addition, he has many years of broad international and domestic financial services experience, including wholesale and retail businesses.

Professional Highlights:

- Appointed Chairman of the Board of Directors of Bank of America Corporation in October 2014 and President and Chief Executive Officer in January 2010. Prior to becoming Chief Executive Officer, Mr. Moynihan ran each of the company's operating units

- Chairman of the Board of Directors of Financial Services Roundtable; Chairman of Financial Services Forum; Chairman of the Business Roundtable Health & Retirement Committee; member of the Supervisory Board of The Clearing House Association L.L.C.; member of the Executive Committee of the International Business Council

- Member of Board of Fellows of Brown University; member of Advisory Council of Smithsonian's National Museum of African American History and Culture; member of Charlotte Executive Leadership Council

Lionel L. Nowell, III	Age: 63	Director since: January 2013



Former Senior Vice President and Treasurer, PepsiCo, Inc.

Other U.S.-Listed Public Company Directorships
American Electric Power Company, Inc.; British American Tobacco p.l.c.
Past Five Years: HD Supply Holdings, Inc.; Reynolds American, Inc.; Darden Restaurants, Inc.

Mr. Nowell's role as former Treasurer of PepsiCo, Inc. (Pepsi) enables him to bring his strong financial expertise and extensive global perspective in risk management and strategic planning to our Board. Through his public company board service, he has experience in governance, financial reporting, accounting of large international and regulated businesses, and board leadership. Mr. Nowell's membership on the advisory council at a large, public university provides him with further experience with the oversight of large, complex organizations

Professional Highlights:

- Served as Senior Vice President and Treasurer of Pepsi, a leading global food, snack, and beverage company, from 2001 to May 2009; and as Chief Financial Officer of The Pepsi Bottling Group and Controller of Pepsi

- Served as Senior Vice President, Strategy and Business Development at RJR Nabisco, Inc. from 1998 to 1999

- Held various senior financial roles at the Pillsbury division of Diageo plc, including Chief Financial Officer of its Pillsbury North America, Pillsbury Foodservice, and Häagen-Dazs divisions, and also served as Controller and Vice President of Internal Audit of the Pillsbury Company

- Director of American Electric Power Company, Inc., Chair of its Audit Committee and member of its Committee on Directors & Corporate Governance, Executive Committee, Finance Committee, and Policy Committee; director of British American Tobacco p.l.c. and member of its Audit Committee and Nominations Committee

Other Leadership Experience and Service:

- Serves on the Dean's Advisory Council at The Ohio State University Fisher College of Business

- Served as Lead Director of the Board of Directors of Reynolds American, Inc. from January 2017 to July 2017 and as a Board member from September 2007 to July 2017

Michael D. White	Age: 66	Director since: June 2016



Former Chairman, President, and Chief Executive Officer of DIRECTV

Other U.S.-Listed Public Company Directorships
Kimberly-Clark Corporation; Whirlpool Corporation
Past Five Years: DIRECTV

Mr. White's roles as the former Chief Executive Officer and Chairman of the Board of Directors of DIRECTV enable him to bring his experience in technology, consumer businesses, and financial expertise to our Board. Mr. White has experience leading a large and highly regulated business. Through his position as Chief Executive Officer of PepsiCo International, Mr. White has international experience as well as broad knowledge of retail and distribution issues. Through his service on public company boards, he has board-level experience overseeing large, complex public companies in various industries, which provides him with valuable insights on the compensation practices and accounting of large, international businesses.

Professional Highlights:
- Served as Chairman, President and Chief Executive Officer of DIRECTV, a leading provider of digital television entertainment services, from January 2010 to August 2015, and as a Director of the company from November 2009 until August 2015
- Chief Executive Officer of PepsiCo International from February 2003 until November 2009; and served as Vice Chairman and director of PepsiCo from March 2006 to November 2009, after holding positions of increasing importance with PepsiCo since 1990
- Served as Senior Vice President at Avon Products, Inc.
- Served as a Management Consultant at Bain & Company and Arthur Andersen & Co.
- Director of Kimberly-Clark Corporation, Chair of its Audit Committee and member of its Executive Committee; director of Whirlpool Corporation, Chair of its Audit Committee, and member of its Corporate Governance and Nominating Committee

Other Leadership Experience and Service:
- Member of the Boston College Board of Trustees
- Chairman of the Partnership for Drug-Free Kids and Vice-Chairman of the Mariinsky Foundation of America, which supports the Mariinsky Opera, Ballet, and Orchestra and the Academy for young singers and the young musicians' orchestra

Thomas D. Woods	Age: 65	Director since: April 2016

Former Vice Chairman and Senior Executive Vice President of CIBC

Mr. Woods's career at Canadian Imperial Bank of Commerce (CIBC) enables him to bring his deep experience in risk management, corporate strategy, finance, and the corporate and investment banking businesses to our Board. As Senior Executive Vice President and Chief Risk Officer of CIBC during the financial crisis, Mr. Woods focused on risk management and CIBC's risk culture. Mr. Woods chaired CIBC's Asset Liability Committee, served as CIBC's lead liaison with regulators, and was an active member of CIBC's business strategy group.

Professional Highlights:
- Served as Vice Chairman and Senior Executive Vice President of CIBC, a leading Canada-based global financial institution, from July 2013 until his retirement in December 2014
- Served as Senior Executive Vice President and Chief Risk Officer of CIBC from 2008 to July 2013, and Senior Executive Vice President and Chief Financial Officer of CIBC from 2000 to 2008
- Employed at Wood Gundy, a CIBC predecessor firm, starting in 1977; served in various senior leadership positions, including as Controller of CIBC, as Chief Financial Officer of CIBC World Markets (CIBC's investment banking division), and as the Head of CIBC's Canadian Corporate Banking division

Other Leadership Experience and Service:
- Serves as a member of the Board of Directors of Jarislowsky Fraser Limited, a global investment management firm
- Serves as a member of the Board of Directors of Alberta Investment Management Corporation, a Canadian institutional investment fund manager, and on the investment committee of Cordiant Capital Inc., a fund manager specializing in emerging markets
- Former member of the Boards of Directors of DBRS Limited and DBRS, Inc., an international credit rating agency, from 2015 to 2016, and former member of the Board of Directors of TMX Group Inc., a Canada-based financial services company, from 2012 to 2014
- Serves on the board of advisors of the University of Toronto's Department of Mechanical and Industrial Engineering

R. David Yost | Age: 70 | Director since: August 2012



Former Chief Executive Officer, AmerisourceBergen

Other U.S.-Listed Public Company Directorships
Johnson Controls International plc (formerly, Tyco International plc); Marsh & McLennan Companies, Inc.
Past Five Years: AmerisourceBergen; Exelis Inc.

Mr. Yost's roles as the former Chief Executive Officer of AmerisourceBergen Corporation (AmerisourceBergen) and its predecessor company enable him to bring his broad experience in strategic planning, risk management, and operational risk to our Board. In addition, Mr. Yost has experience leading a large, complex business. Through his service on public company boards, he has board-level experience overseeing large, complex public companies in various industries, which provides him with valuable insights on corporate governance and risk management.

Professional Highlights:

- Served as Chief Executive Officer of AmerisourceBergen, a pharmaceutical services company providing drug distribution and related services to healthcare providers and pharmaceutical manufacturers, from 2001 until his retirement in July 2011, and as President from 2001 to 2002 and again from September 2007 to November 2010

- Held various positions at AmerisourceBergen and its predecessor companies during a nearly 40-year career, including Chief Executive Officer from 1997 to 2001 and Chairman from 2000 to 2001 of Amerisource Health Corporation

- Director of Johnson Controls International plc and member of its Compensation Committee; director of Marsh & McLennan Companies, Inc., Chair of its Corporate Responsibility Committee, and member of its Compensation Committee

Maria T. Zuber | Age: 59 | Director since: December 2017

Vice President for Research and E. A. Griswold Professor of Geophysics, MIT

Other U.S.-Listed Public Company Directorships
Textron Inc.

In her role as Vice President for Research at Massachusetts Institute of Technology (MIT), Dr. Zuber oversees multiple laboratories and research centers and is also responsible for intellectual property and research integrity and compliance, as well as research relationships with the federal government. Dr. Zuber's role as Senior Research Scientist and experiences in leadership roles on nine space exploratory missions with the National Aeronautics and Space Administration (NASA) enable her to bring a breadth of risk management, geopolitical insights, and strategic planning proficiencies to our Board.

Professional Highlights:

- Vice President for Research at MIT, a leading research institution, since 2010

- Senior Research Scientist at NASA since 2010, serving in 2012 as Principal Investigator of the Gravity Recovery and Interior Laboratory, or GRAIL, mission, which was designed to create the most accurate gravitational map of the moon to date and give scientists insight into the moon's internal structure, composition, and evolution

- Served as a Professor at MIT since 1995, and was Head of the Earth, Atmospheric, and Planetary Sciences Department from 2003 to 2011

- Served as Scientist at NASA from 1993 to 2010, and as a Geophysicist from 1986 to 1992

- Director of Textron Inc., a diversified manufacturer, and member of its Nominating and Corporate Governance, and Organization and Compensation Committees

Other Leadership Experience and Service:

- Appointed in 2013 by President Obama and currently serves as Chair of the National Science Board, a 25-member panel that serves as the governing board of the National Science Foundation and as advisors to the President and Congress on policy matters relating to science and engineering

- Serves as a member of the Board of Directors of The Massachusetts Green High Performance Computing Center, a joint venture by Massachusetts universities, which provides infrastructure for computationally intensive research

- Serves on the Board of Fellows of Brown University

Corporate Governance

Our Board of Directors

Our Board and its committees oversee:	Our Board and its committees are also responsible for:
• management's development and implementation of a multi-year strategic business plan and an annual financial operating plan, and our progress meeting these financial and strategic plans	• reviewing, monitoring, and approving succession plans for our Board's Chairman and Lead Independent Director, and for our CEO and other key executives to promote senior management continuity
• management's identification, measurement, monitoring, and control of our company's material risks, including operational (including conduct, model, and cyber risks), credit, market, liquidity, compliance, strategic, and reputational risks	• conducting an annual formal self-evaluation of our Board and its committees
	• identifying and evaluating director candidates and nominating qualified individuals for election to serve on our Board
• our company's maintenance of high ethical standards and effective policies and practices to protect our reputation, assets, and business	• reviewing our CEO's performance and approving the total annual compensation for our CEO and other executive officers
• our corporate audit function, our independent registered public accounting firm, and the integrity of our consolidated financial statements	• reviewing our ESG initiatives, including our human capital management practices
• our company's establishment, maintenance, and administration of appropriately designed compensation programs and plans	• overseeing and participating in our stockholder engagement activities to ascertain perspectives and topics of interest from our stockholders

Director Independence

The New York Stock Exchange (NYSE) listing standards require a majority of our directors and each member of our Audit, Compensation and Benefits, and Corporate Governance Committees to be independent. The Federal Reserve Board's Enhanced Prudential Standards require the chair of our Enterprise Risk Committee to be independent. In addition, our Corporate Governance Guidelines require a substantial majority of our directors to be independent. Our Board has adopted Director Independence Categorical Standards (Categorical Standards), published on our website at *http://investor.bankofamerica.com*, to assist it in determining each director's independence. Our Board considers a director or director nominee "independent" if he or she meets the criteria for independence in both the NYSE listing standards and our Categorical Standards.

In early 2018, our Board, in coordination with our Corporate Governance Committee, evaluated the relevant relationships between each director/director nominee (and his or her immediate family members and affiliates) and Bank of America Corporation and its subsidiaries and affirmatively determined that all of our directors/director nominees are independent, except for Mr. Moynihan due to his employment by our company. Specifically, the following 14 of our 15 directors/director nominees are independent under the NYSE listing standards and our Categorical Standards: Ms. Allen, Ms. Bies, Mr. Bovender, Mr. Bramble, Mr. de Weck, Mr. Donald, Ms. Hudson, Ms. Lozano, Mr. May, Mr. Nowell, Mr. White, Mr. Woods, Mr. Yost, and Dr. Zuber.

In making its independence determinations, our Board considered the following ordinary course, non-preferential relationships that existed during the preceding three years and determined that none of the relationships constituted a material relationship between the director/director nominee and our company:

• Our company or its subsidiaries provided ordinary course financial products and services to all of our directors/director nominees. Our company or its subsidiaries also provided ordinary course financial products and services to some of these directors'/director nominees' immediate family members and entities affiliated with some of our directors/director nominees or their immediate family members (Mr. Donald and Mr. May). In each case, the fees we received for these products and services were below the thresholds of the NYSE listing standards and our Categorical Standards, and, where applicable, were less than 2% of the consolidated gross annual revenues of our company and of the other entity.

• Our company or its subsidiaries purchased products or services in the ordinary course from entities where some of our directors/director nominees are executive officers or employees or their immediate family members serve or served in the past three years as executive officers (Mr. Donald, Mr. May, and Mr. Woods). In each case, the fees paid to each of these entities were below the thresholds of the NYSE listing standards and our Categorical Standards.

Independent Board Leadership

Our Board is committed to objective, independent leadership for our Board and each of its committees. Our Board views the active, objective, independent oversight of management as central to effective Board governance, to serving the best interests of our company and our stockholders, and to executing our strategic objectives and creating long-term value. This commitment is reflected in our company's governing documents, our Bylaws, our Corporate Governance Guidelines, and the governing documents of each of the Board's committees.

Our Board believes that its optimal leadership structure may change over time to reflect our company's evolving needs, strategy, and operating environment; changes in our Board's composition and leadership needs; and other factors, including the perspectives of stockholders and other stakeholders. In accordance with a 2014 amendment to our Bylaws, which our stockholders ratified at a special meeting in 2015, our Board has the flexibility to determine the Board leadership structure best suited to the needs and circumstances of our company and our Board. At our 2017 annual meeting of stockholders, our stockholders once again expressed support for allowing this flexibility by voting over two-thirds of votes cast against a stockholder proposal seeking a Bylaws amendment requiring an independent Chairman.

> Under our Board's current leadership structure, we have a Chairman and a Lead Independent Director. Our Lead Independent Director is empowered with, and exercises, robust, well-defined duties. Our Board is composed of experienced and committed independent directors (with all non-management nominees being independent), and our Board committees have objective, experienced chairs and members. Our Board is committed to engaging with stockholders and other stakeholders. All directors are required to stand for election annually.
>
> Our Board believes that these factors, taken together, provide for objective, independent Board leadership, effective engagement with and oversight of management, and a voice independent from management and accountable to stockholders and other stakeholders.

Periodic Review of Board Leadership Structure

At least annually, our Board, in coordination with our Corporate Governance Committee, deliberates on and discusses the appropriate Board leadership structure, including the considerations described above. Based on that assessment and on input from stockholders, our Board believes that the existing structure, with Mr. Moynihan as Chairman and Mr. Bovender as Lead Independent Director, continues to be the optimal leadership framework at this time. As a highly regulated global financial services company, we and our stockholders benefit from an executive Chairman with deep experience and leadership in and knowledge of the financial services industry, our company, its businesses, and our drive for Responsible Growth, and a strong, active Lead Independent Director who exercises robust, well-defined duties. Our Lead Independent Director, together with the other independent directors, exemplifies objective independent Board leadership, and effectively engages and oversees management.

> The Board believes in having a Lead Independent Director who is empowered with robust, well-defined duties. The Lead Independent Director is joined by experienced, independent Board members and a Chairman who, as CEO, serves as the primary voice to articulate our long-term strategy and our Responsible Growth. The independent directors provide objective oversight of management, review the CEO's performance and approve CEO compensation, help to establish the long-term strategy and regularly assess its effectiveness, and serve the best interests of our company and our stockholders by overseeing management's work to create long-term value.

In 2017, our Board updated our Corporate Governance Guidelines to include an emergency succession plan for our Lead Independent Director and Board Chairman that provides for an orderly, interim succession process in the event of extraordinary circumstances.

Robust and Well-defined Lead Independent Director Duties

Our Corporate Governance Guidelines establish robust and well-defined duties for the independent leader of our Board. Our Board's support of the current leadership structure is premised on these duties being transparently disclosed, comprehensive in nature, and actively exercised.

Well-defined Duties of our Lead Independent Director	
Board Leadership	• In the case of the Chairman, presiding at all meetings of our Board and, in the case of the Lead Independent Director, presiding at all meetings of our Board at which the Chairman is not present, including at executive sessions of the independent directors • Calling meetings of the independent directors, as appropriate • In the case of the Lead Independent Director, if our CEO is also Chairman, providing Board leadership if the CEO/Chairman's role may be (or may be perceived to be) in conflict
Board Culture	• Serving as a liaison between the CEO and the independent directors • Establishing a close relationship and trust with the CEO, providing support, advice, and feedback from our Board while respecting executive responsibility • Acting as a "sounding board" and advisor to the CEO
Board Focus	• *Board Focus:* In consultation with our Board and executive management, providing that our Board focuses on key issues and tasks facing our company, and on topics of interest to our Board • *Corporate Governance:* Assisting our Board, our Corporate Governance Committee, and management in complying with our Corporate Governance Guidelines and promoting corporate governance best practices • *CEO Performance Review and Succession Planning:* Working with our Corporate Governance Committee, our Compensation and Benefits Committee, and members of our Board, contributing to the annual performance review of the CEO and participating in CEO succession planning
Board Meetings	• In coordination with the CEO and the other members of our Board, planning, reviewing, and approving meeting agendas for our Board • In coordination with the CEO and the other members of our Board, approving meeting schedules to provide for sufficient time for discussion of all agenda items • Advising the CEO of the information needs of our Board and approving information sent to our Board • Developing topics of discussion for executive sessions of our Board
Board Performance and Development	• *Board Performance:* Together with the CEO and the other members of our Board, promoting the efficient and effective performance and functioning of our Board • *Board Evaluation:* Consulting with our Corporate Governance Committee on our Board's annual self-evaluation • *Director Development:* Providing guidance on the ongoing development of directors • *Director Assessment/Nomination:* With our Corporate Governance Committee and the CEO, consulting in the identification and evaluation of director candidates' qualifications (including candidates recommended by directors, management, third-party search firms, and stockholders) and consulting on committee membership and committee chairs
Stockholders and Other Stakeholders	• Being available for consultation and direct communication, to the extent requested by major stockholders • Having regular communication with primary bank regulators (with or without management present) to discuss the appropriateness of our Board's oversight of management and our company

Highly Engaged Lead Independent Director

The formalized list of duties of the Lead Independent Director does not fully capture Mr. Bovender's active role in serving as our Board's independent leader. Among other things, Mr. Bovender:

• holds monthly calls with our primary bank regulators to discuss any issues of concern

• regularly speaks with our CEO and holds bi-weekly calls to discuss Board meeting agendas and discussion topics, schedules, and other Board governance matters

• attends meetings of all of the Board committees

• speaks with each Board member at least quarterly to receive input on Board agendas, Board effectiveness, Board planning matters, and other related topics of management oversight

• meets at least quarterly with management members, including the Chief Administrative Officer; Chief Financial Officer; Chief Risk Officer; Global Compliance, Operational Risk, Reputational Risk and Control Function Risk Executive; and Global Human Resources Executive

• plays a leading role in our stockholder engagement process, representing our Board and independent directors in investor meetings. In 2017 and in early 2018, he met with many of our largest stockholders, often in person, and in aggregate, personally met with investors who own more than 36% of our outstanding shares

Board Evaluation

Our Board and our Board's Audit, Compensation and Benefits, Corporate Governance, and Enterprise Risk Committees thoroughly evaluate their own effectiveness throughout the year. The evaluation is a multi-faceted process that includes quarterly one-on-one discussions with our Lead Independent Director, individual director input on Board and Committee meeting topical agenda subjects, executive sessions without management present, periodic input to our CEO and senior management on topical agendas and enhancements to Board and committee effectiveness, and an annual formal self-evaluation developed and administered by the Corporate Governance Committee.

Determine Format	Conduct Evaluation	Review Feedback in Executive Sessions	Respond to Director Input
The formal self-evaluation may be in the form of written or oral questionnaires, administered by Board members, management, or third parties. Each year, our Corporate Governance Committee discusses and considers the appropriate approach, and approves the form of the evaluation.	Members of our Board and each of our Board's Audit, Compensation and Benefits, Corporate Governance, and Enterprise Risk Committees participate in the formal evaluation process, responding to questions designed to elicit information to be used in improving Board and committee effectiveness.	Director feedback solicited from the formal self-evaluation process is discussed during Board and committee executive sessions and, where appropriate, addressed with management.	In response to feedback from the multi-faceted evaluation process, our Board and committees work with management to take concrete steps to improve policies, processes, and procedures to further Board and committee effectiveness.

One-on-One Discussions with the Lead Independent Director

In addition to the formal annual Board and committee evaluation process, our Lead Independent Director speaks with each Board member at least quarterly, and receives input regarding Board and committee practices and management oversight. Throughout the year, committee members also have the opportunity to provide input directly to committee chairs or to management.

Formal Self-Evaluation

Information from research commissioned by the Board on the characteristics of highly effective and efficient boards identified five key areas where the research suggested high functioning boards and committees excelled. Our Corporate Governance Committee developed the formal 2017 self-evaluation to solicit director feedback on the five key areas identified to the right. For the 2017 formal self-evaluation, our Corporate Governance Committee also solicited director views on actions taken in response to the prior year's evaluation results, and sought additional input on the Board's director succession planning process. In addition, our Corporate Governance Committee considered industry trends, practices of our peers, feedback from stockholders, and regulatory developments.

Characteristics of Highly Effective Boards

✓ Board and Committee Composition

✓ Board Culture

✓ Board and Committee Focus

✓ Board Process

✓ Information and Resources

Enhancements Made in Response to Formal Board Self-Evaluations

Board and Committee Composition; Board Culture. Our Board identifies through its self-evaluation process attributes of potential director candidates and how such attributes and qualifications would be additive to our overall Board and committee composition and Board culture in light of our company's current strategy.

Board and Committee Focus; Board Process. All directors participate in the agenda setting and the strategic planning process through active and regular feedback in executive sessions and to the Lead Independent Director and management. Materials for each Board and committee meeting include the proposed agenda topics for the remainder of the year; these topics are updated over time to reflect director and stockholder input and care is taken to develop Board and committee agendas that are sufficiently flexible to promptly address time-sensitive matters as they arise.

Information and Resources. Our Board requires clear and comprehensive information critical for its effective oversight. In response to director self-evaluations, management considers and implements enhancements to further improve the reporting and materials provided to directors. Significant effort has been devoted to clear, timely, and regular communication between directors and management:

- **Lead Independent Director.** Our Lead Independent Director regularly speaks with other directors, our CEO and management members, and our primary regulators. See "Robust and Well-defined Lead Independent Director Duties" on page 15.

- **Chairman and CEO Memos.** Our Board receives a memo from our Chairman and CEO in advance of every Board meeting with updates on the upcoming meeting, background information on the discussion topics, and information on other relevant developments.

- **Committee Chairs and Other Directors.** Our committee chairs regularly communicate with management to discuss the development of meeting agendas and presentations. The Chair of our Audit Committee communicates regularly with the Corporate General Auditor, Chief Financial Officer, and Chief Accounting Officer; the Chair of the Enterprise Risk Committee communicates regularly with our Chief Risk Officer, Chief Administrative Officer, and Chief Operations and Technology Officer; the Chair of our Corporate Governance Committee communicates regularly with our Chief Administrative Officer, Vice Chairman (chair of our management ESG committee), Global Human Resources Executive, and Corporate Secretary; and the Chair of the Compensation and Benefits Committee communicates regularly with our Global Human Resources Executive.

- **Strategic Planning and Agenda Topic Development.** Each Board member regularly meets with our Global Strategy Executive, both in-person and by phone, to provide input regarding our company's strategic planning and review process, as well as related agenda topics of interest. Agenda items added in response to the directors' input are reflected in the "Topical Agendas" for the year and included in the Board's meeting materials for each meeting.

- **Other Communications to the Board, Committees, Committee Chairs, and Other Directors.** In between Board and committee meetings, directors receive prompt updates from management on developing matters.

- **Reference Materials.** Directors also regularly receive quarterly strategy updates, securities analysts' reports, investor communications, company publications, regulator publications, law firm memoranda, news articles and video clips, and other reference materials.

Director Education

Our Board believes that director education is vital to the ability of directors to fulfill their roles and supports Board members in their continuous learning. The Board encourages directors to participate annually in external continuing director education programs, and our company reimburses directors for their expenses associated with this participation. Continuing director education is also provided during Board meetings and other Board discussions as part of the formal meetings, and as stand-alone information sessions outside of meetings. Among other topics, during 2017, our Board heard from our primary banking regulators; third-party and legal advisors on topics ranging from governance trends to the current bank regulatory environment; and from management on numerous subjects, including investor sentiments, stockholder activism, regulatory developments, lending technologies, payment systems, and cybersecurity.

All new directors also participate in our director orientation program during their first six months on our Board. New directors have a series of meetings over time with management representatives from all of our business and staff areas to review and discuss, with increasing detail, information about our company, industry, and regulatory framework. Based on input from our directors, we believe this graduated on-boarding approach over the first six months of Board service, coupled with participation in regular Board and committee meetings, provides new directors with a strong foundation in our company's businesses, connects directors with members of management with whom they will interact, and accelerates their effectiveness to engage fully in Board deliberations. Directors have access to additional orientation and educational opportunities upon acceptance of new or additional responsibilities on the Board and in committees.

Director Commitment

Our Board understands the significant time commitment involved with serving on the Board and its committees, and takes steps to determine that all directors and director nominees have the time necessary to discharge their duties. Our Corporate Governance Committee and Board nominate only candidates who they believe are capable of devoting the necessary time to discharge their duties, taking into account principal occupations, memberships on other boards, attendance at Board and committee meetings, and other responsibilities. Our Corporate Governance Committee assesses directors' time commitment to the Board throughout the year, including through the annual formal self-evaluation process. In addition, directors seek approval from the Committee prior to joining the board of another public company, and offer to resign from the Board as a result of changes to their principal occupation for further consideration by the Committee and the Lead Independent Director.

Through our Corporate Governance Committee, the Board regularly reviews and closely monitors stockholders' views on the appropriate number of public company boards on which directors may serve. The Committee considers: the proxy voting guidelines of our major stockholders; input from our stockholders during our engagement discussion; voting policies of the major proxy advisory firms; corporate governance guidelines adopted by other public companies; board trends at peer and other significant public companies; and advice from outside advisors. In 2016, at the Committee's recommendation, our Board amended the Corporate Governance Guidelines to reduce the maximum number of public company boards on which a director on our Board may serve from six to four public companies (including our Board), and to specify that any public company chief executive officer who serves as a director on our Board may not serve on the boards of more than three public companies (including our Board). All of our directors and director nominees comply with this policy.

Board Meetings, Committee Membership, and Attendance

Directors are expected to attend our annual meetings of stockholders and our Board and committee meetings. Each of our incumbent directors attended at least 75% of the aggregate meetings of our Board and the committees on which they served during 2017. In addition, all of the directors serving on our Board at the time of our 2017 annual meeting attended the meeting.

Our independent directors meet privately in executive session without management present at each regularly scheduled Board meeting and held 16 such executive sessions in 2017. Our Lead Independent Director leads these Board executive sessions.

Our Board has five committees. Charters describing the responsibilities of each of the Audit, Compensation and Benefits, Corporate Governance, and Enterprise Risk Committees can be found at *http://investor.bankofamerica.com*, and their membership is set forth on page 2. Our Board's fifth committee, the Corporate Development Committee, was formed by our Board in 2013 as the result of a litigation settlement to oversee certain transactions.[1]

---

(1) Our Corporate Development Committee assists our Board in overseeing our company's consideration of potential mergers and acquisitions valued at greater than $2 billion. Mr. Bovender chairs the Committee and Mr. Nowell and Mr. Yost are members; they are independent under the NYSE listing standards and our Categorical Standards. This Committee did not meet in 2017.

Our Board committees regularly make recommendations and report on their activities to the entire Board. Each committee may obtain advice from internal or external financial, legal, accounting, or other advisors at their discretion. Our Board, considering the recommendations of our Corporate Governance Committee, reviews our committee charters and committee membership at least annually. The duties of our committees are summarized below:

Audit

Key Responsibilities

- Oversees qualifications, performance, and independence of our company's independent registered public accounting firm
- Oversees performance of our company's corporate audit function
- Oversees integrity of our company's consolidated financial statements' preparation
- Oversees our compliance with legal and regulatory requirements
- Makes inquiries of management or of the Corporate General Auditor to assess the scope and resources necessary for the corporate audit function to execute its responsibilities

Independence / Qualifications

- All Committee members are independent under the NYSE listing standards and our Categorical Standards and the Heightened independence requirements applicable to audit committee members under Securities and Exchange Commission (SEC) rules
- All Committee members are financially literate in accordance with NYSE listing standards
- All Committee members qualify as audit committee financial experts under SEC rules

Compensation and Benefits

Key Responsibilities

- Oversees establishing, maintaining, and administering our compensation programs and employee benefit plans
- Approves and recommends our CEO's compensation to the Board for further approval by all independent directors, and reviews and approves all of our other executive officers' compensation
- Recommends director compensation for Board approval
- Reviews human capital management practices

Independence / Qualifications

- All Committee members are independent under the NYSE listing standards and our Categorical Standards and the independence requirements applicable to compensation committee members under NYSE rules
- Heightened independence requirements (same as those applicable to Audit Committee members under SEC rules)

Enterprise Risk

Key Responsibilities

- Oversees our company's overall risk framework, risk appetite, and management of key risks
- Approves the Risk Framework and Risk Appetite Statement and further recommends to the Board for approval
- Oversees management's alignment of our company's risk profile to our strategic and financial plans
- Oversees management's progress in developing our company's Comprehensive Capital Analysis and Review submission to the Federal Reserve Board and reviews and recommends our company's Capital Plan to the Board for approval
- Reviews and recommends our company's Resolution and Recovery Plans to the Board for approval

Independence / Qualifications

- All Committee members are independent under the NYSE listing standards and our Categorical Standards
- All Committee members satisfy the risk expertise requirements for directors of a risk committee under the Federal Reserve Board's Enhanced Prudential Standards

Corporate Governance

Key Responsibilities

- Oversees the Board's governance processes
- Identifies and reviews the qualifications of potential Board members; recommends nominees for election to the Board
- Leads the Board and its committees in their formal annual self-evaluations
- Reviews and reports to the Board on our ESG activities
- Reviews and assesses stockholder input and our stockholder engagement process

Independence / Qualifications

- All Committee members are independent under the NYSE listing standards and our Categorical Standards

Stockholder Engagement

Our Board and management are committed to regular engagement with our stockholders and soliciting their views and input on important performance; corporate governance; environmental, social, and governance, including human capital management; and executive compensation matters; and other topics.

- **Board-Driven Engagement.** Our Corporate Governance Committee is responsible for overseeing the stockholder engagement process and the periodic review and assessment of stockholder input. Both our Chairman and our Lead Independent Director play a central role in our Board's stockholder engagement efforts, and our directors regularly participate in meetings with stockholders and consider input received from investors.

- **Commitment Codified in Governing Documents.** Reflecting our Board's understanding of the critical role stockholder engagement plays in our governance, this commitment and our Board's oversight of stockholder engagement were codified in 2016 in our Corporate Governance Guidelines and our Corporate Governance Committee's charter.

- **Year-Round Engagement and Board Reporting.** Our Corporate Secretary, Investor Relations, ESG, and Human Resources teams, together with executive management members and directors, conduct outreach to stockholders throughout the year to obtain their input on key matters and to inform our management and our Board about the issues that our stockholders tell us matter most to them.

- **Transparency and Informed Governance Enhancements.** Our Board routinely reviews our governance practices and policies, including our stockholder engagement practices, with an eye towards continual improvement and enhancements. Stockholder input is regularly shared with our Board, its committees, and management, facilitating a dialogue that provides stockholders with transparency into our governance practices and considerations, and informs our company's enhancement of those practices. In addition to stockholder sentiments, our Board considers trends in governance practices and regularly reviews the voting results of our meetings of stockholders, the governance practices of our peers and other large companies, and current trends in governance. See the next page for additional detail on recent governance enhancements our Board implemented.

Our directors and management continued to meet with our major stockholders and key stakeholders throughout 2017 to obtain their input and to discuss their views on, among other things, our Board's independent oversight of management, our Board's composition, director succession planning and recruitment, and self-evaluations, and our Board's oversight of strategic planning, risk management, human capital management, environmental initiatives, and other issues important to our stockholders. These views were shared with our Board and its committees, where applicable, for their consideration.

In addition to engaging with our institutional stockholders, in March 2018 we published video interviews with our directors to provide all stakeholders, including our retail stockholders, with the opportunity to hear directly from our Board. The videos address the Board's governance practices, oversight of management, and our company's Responsible Growth; they are available at w*ww.bankofamerica.com/annualmeeting*.

By the Numbers: Stockholder Engagement in 2017 and Early 2018

We contacted our

Top 100 Stockholders…
and other key stakeholders



Representing over

50%
of our shares outstanding, with updates about our company and invitations to meet with our management and/or independent directors

We held in-person and telephonic meetings with stockholders representing approximately

38%
of our shares outstanding…

… and independent members of our Board were in attendance at approximately

96%
of these in-person and telephonic meetings

What We Learned from our Meetings with Stockholders

- Stockholders were supportive of our approach to Board composition and refreshment and our deliberate process for director succession planning
- Stockholders understand our approach to Responsible Growth and the role that our ESG practices play in that. They appreciated the breadth and depth of our disclosures in these areas
- A strong majority of the institutional stockholders we spoke with believe that our Board should retain the flexibility to determine its leadership structure and that our current Board leadership structure and practices provide appropriate independent oversight of management
- Stockholders appreciated meeting with our Lead Independent Director and hearing directly from him regarding our Board's oversight of the company's strategy, risk management practices, our ESG initiatives, and our drive for Responsible Growth
- Stockholders were interested in the culture of our Board and how directors influence management's execution of our company's values and risk management practices

Governance Enhancements Informed by Stockholder Input

Our Board evaluates and reviews input from our stockholders in considering their independent oversight of management and our long-term strategy. As part of our commitment to constructive engagement with investors, we evaluate and respond to the views voiced by our stockholders. Our dialogue has led to enhancements in our corporate governance, ESG, and executive compensation activities, which our Board believes are in the best interest of our company and our stockholders. For example, after considering input from stockholders and other stakeholders, our company:

- **Continued to refine our stockholder engagement process** to connect stockholders with our Lead Independent Director, Chairman, other directors, and executive management
- **Enhanced our ESG disclosure** in 2017 by publishing our 2016 Environmental, Social & Governance Highlights and including additional ESG information in our other disclosure documents
- **Continued our active participation** in the Sustainability Accounting Standards Board (SASB) and our work with the Task Force on Climate-related Financial Disclosure, including through the service of our Chief Accounting Officer on the SASB Foundation Board of Directors
- **Provided additional disclosure** regarding our commitment to equal pay for equal work, including ratios of female-to-male employee compensation and minority-to-non-minority employee compensation (see page 26), and our other human capital management practices
- **Incorporated an emergency succession plan for our Lead Independent Director** and Chairman in our Corporate Governance Guidelines to provide for an orderly, interim succession process in the event of extraordinary circumstances
- **Increased the retirement age of directors** to 75 from 72 to expand the available pool of potential director candidates and maintain a balanced mix in the length of director tenures
- **Added to our corporate governance disclosure** regarding our Board's practices, including regarding our directors' skills, their self-evaluation process, and oversight of risk
- **Further expanded our political activities and lobbying disclosures** in 2017 to include a more detailed discussion of our participation in the political process. See the "Political Activities" page of our website at *http://investor.bankofamerica.com*

Also see "Stockholder Engagement & Say on Pay Results" on page 38 for a discussion of our compensation-related stockholder engagement and our historical Say on Pay vote results.

Communicating with our Board

Stockholders and other parties may communicate with our Board, any director (including our Chairman of the Board or Lead Independent Director), independent members of our Board as a group, or any committee. Communications should be addressed to our Corporate Secretary at Bank of America Corporation, Hearst Tower, 214 North Tryon Street, NC1-027-18-05, Charlotte, North Carolina 28255. Depending on the nature of the communication, the correspondence either will be forwarded to the director(s) named or the matters will be presented periodically to our Board. The Corporate Secretary or the secretary of the designated committee may sort or summarize the communications as appropriate. Communications that are personal grievances, commercial solicitations, customer complaints, incoherent, or obscene will not be communicated to our Board or any director or committee of our Board. For further information, refer to the "Contact the Board of Directors" section on our website at *http://investor.bankofamerica.com*.

Sustainable Responsible Growth

> Responsible Growth means we must grow, no excuses. We have to do it by focusing on delivering for clients within our risk parameters. And it must be sustainable. To be sustainable, we want to be the best place to work for our team, we focus on sharing success, and we drive operational excellence.
>
> *—Brian Moynihan*
> *Chairman and CEO*

Among the ways we share our success is through our Environmental, Social, and Governance (ESG) priorities. ESG is integrated across our eight lines of business. It informs how we manage our company, the responsible products and services we offer our customers, and the impact we make around the world in helping local economies thrive. ESG is firmly rooted in how we deliver sustainable growth and reflects our values, presents tremendous business opportunity, and allows us to create shared success with our clients and communities.

ESG facilitates business growth by capitalizing on customer and client interest in impact investing and capital markets opportunities that help address today's challenges while also presenting a good business opportunity. This can be seen in the more than $15 billion in assets under management with a clearly defined ESG approach.

ESG informs our customer-focused strategy, so we have the right set of responsible products and services to serve the full range of client needs—with a particular focus on low- and moderate-income communities.

ESG underscores how we grow within our risk framework, engaging external stakeholders and providing strong oversight of environmental and social risks that present themselves through our business activities.

Environmental Sustainability

We are in a unique position to help communities transition to a low-carbon, sustainable economy. We do this by providing financing for projects that reduce energy consumption, greenhouse gas emissions, and demands on natural resources like water and land, while lessening the impact of our own operations.

- Since 2013, we have delivered nearly **$66 billion** towards our goal of providing **$125 billion by 2025** for low-carbon and sustainable business through lending, investing, capital raising, advisory services, and developing financing solutions for clients around the world

- We have **quantified the economic impact of our U.S. environmental finance** efforts between 2013–2016 in partnership with an independent consulting firm and estimate that during this period, our current environmental business initiative supported an approximate annual average of 40,000 jobs, realized an approximate cumulative $30 billion in economic output, and contributed a cumulative $14.8 billion to the GDP of the United States

- We have been **the leading global underwriter of green bonds** in the industry since 2007 and the **leading provider of tax-equity investment** in solar and wind power since 2015

Advancing Economic and Social Progress

We help advance economic and social progress by responsibly extending capital to individuals and companies to create more opportunity and address important social issues. For example, in 2017 we:

- Provided over **$4 billion in loans, tax credit equity investments, and other real estate development solutions** to create housing for individuals, families, veterans, seniors, and previously homeless individuals across the United States

- Invested more than **$1.5 billion in over 260 community development financial institutions** to finance affordable housing, small businesses, and economic development

- Announced an **additional $20 million in funding** available through the Tory Burch Foundation Capital Program to connect women entrepreneurs to affordable loans. Since launching in January 2014, more than 1,700 women entrepreneurs have received capital to grow their businesses

- Continued to be one of the nation's top small business lenders, with **$34 billion in small business loan balances** (commercial loans under $1 million), according to the Federal Deposit Insurance Corporation

- Delivered **nearly $200 million in philanthropic investments**, including $44 million to connect individuals to jobs and skills that will build long-term financial security

- Continued investment in our Better Money Habits® financial education resource, including beginning to roll-out **Better Money Habits content in Spanish** to better serve Hispanic and Latino communities

We also advance the economic health and cultural vitality of local communities through a range of activities including:

- We and our employees **committed nearly $5 million to support communities impacted by disaster** in 2017, including Hurricanes Harvey, Irma, and Maria, the wildfires in California and the earthquakes and hurricane in Mexico

- Celebrated the **20th year of Museums on Us** with the largest roster of participating institutions since program inception—175 museums across 109 cities in 33 states

- Connected employees to meaningful volunteer opportunities through initiatives like **our 4th annual Habitat for Humanity Global Build,** which engaged more than 2,500 employee volunteers in 90 communities across six countries to build affordable housing and revitalize communities

Holding Ourselves Accountable

Our dedication to building and maintaining trust for our clients, employees, and stockholders is seen in our commitment to maintaining clear and effective governance practices. For example, we:

- Held **quarterly management ESG Committee meetings** to identify and discuss issues central to our company's ESG approach and in support of our focus on Responsible Growth, and provided regular updates on progress to our Board

- Provided **regional ESG oversight** through ESG committees in Asia Pacific, Europe, Middle East and Asia, and Latin America that are chaired by in-region leaders and focus on region-specific issues

- Conducted an extensive external stakeholder review of our **Environmental and Social Risk Policy Framework** (ESRPF), which provides a comprehensive view of how our company manages the environmental and social risks that are most relevant to our business. The framework outlines our approach to topics spanning from arctic drilling to human rights to payday lending, including how we identify, measure, monitor, and control these risks. Stakeholder feedback will be incorporated into an updated version of the ESRPF

- ESG leadership worked with line of business leadership to **provide guidance on issues related to environmental and social risk** by participating in line of business risk routines in the Global Banking, Global Markets, and Consumer lines of business

- Convened the **National Community Advisory Council**, a group of 30 representatives of leading civil rights, environmental policy, consumer advocacy, and community development organizations in the U.S., twice in 2017 to allow senior leaders from across the company to engage in meaningful conversations and receive input regarding business practices, products, and environmental and social risk issues

See also Appendix A.

Being a Great Place to Work

Central to sustainable Responsible Growth are the actions we take to be the best place to work for our team. Our culture reflects how we run our company every day. We put the customer first, emphasize integrity and responsibility, and actively encourage all employees to bring their whole selves to work. When we create a workplace where our colleagues are engaged, empowered, and committed for the long term, we are better positioned to help our clients improve their financial lives.

Growing our Diverse & Inclusive Workforce

- Our **Global Diversity & Inclusion Council**, chaired by our CEO, is responsible for setting and upholding diversity and inclusion goals and practices

- We are a **diverse and inclusive company.** Currently, our global workforce is more than **50% female**; and **more than 40% of the U.S.-based workforce is racially or ethnically diverse**. Our **senior leadership is also diverse**; six of our CEO's 12 direct reports and seven of our 15 Board members are women and/or persons of color

- Our most recent campus recruiting class in the U.S. was **more than 50% diverse**, as we focus on building the next generation of leaders

- Our **Courageous Conversations program** provides space for difficult but vital dialogues. These group discussions, which encourage employees to have open dialogue on topics that are important to them, promote inclusion, understanding, and positive action by creating awareness of employees' experiences and perspectives related to differences in background, experience or viewpoints (e.g. class, age, gender, gender identification and expression, sexual orientation, ethnicity, and disabilities)

- Our company is recognized by *Fortune Magazine* on its **100 Best Workplaces for Diversity List**

Empowering Professional Growth & Development

- We have launched multiple **internal job search/career planning tools** to better facilitate career growth at our company. For example, in our Consumer Banking organization, we created the Consumer Academy to increase focus on skill development and career pathing, and we launched a new Career Path Tool to facilitate internal movement. We have had high employee adoption using the tool and participating in the academy, which together have helped support more than 7,600 employees moving to new roles within our Consumer Banking team in 2017

- We support the **professional growth and development of our managers** through programs like Manager Excellence, which helps managers develop their skills with practical tips on professional topics. Last year, **more than 86% of eligible managers** participated in some form of manager development program

- We have a range of programs to connect employees, executives, and thought leaders across our company, including **11 Employee Networks with more than 240 chapters made up of over 100,000 memberships worldwide**

- Our tuition reimbursement program **provides thousands of employees up to $5,250 per year for courses** related to current or future roles at our company

Rewarding Performance That Balances Risk & Reward

- All of our compensation plans are **reviewed and certified annually** by our risk management function

- We have an **enhanced performance review process** for senior leaders and employees who have the ability to expose our company to material risk. Since 2010, the number of senior leaders and employees who have been identified as "covered" employees has doubled

- We have paid our hourly, non-commissioned U.S. employees **at or above the federal and state minimum wage requirements** for several years. We have made regular increases during that period, with efforts in progress to continue to increase our minimum wage, which reached $15 per hour at the start of 2017

- Since 2010, average **annual compensation increases for our U.S. employees have out-paced** average U.S. national wage growth. Compensation for all but the highest-paid 10% has grown at least twice the rate of the U.S. national average

- To **share our success,** at the end of 2017, U.S. employees making $150,000 or less per year in total compensation—about **145,000 employees—received a one-time bonus of $1,000**. In early 2018, we also extended a cash bonus to non-U.S. employees and a special, long-term restricted stock award to employees with total compensation greater than $150,000 to $250,000. Together, **over 90% of employees received special awards**

- Our company is committed to **fairly and equitably compensating all of our employees** and maintains robust policies and practices to reinforce our commitment. We recently announced the results of our most recent review on gender and minority pay equity (see next page)

- We announced a **new U.S. practice restricting how we solicit compensation information when hiring**, so we determine compensation levels for new hires based on individual qualifications, roles and performance, rather than how they may have been compensated in the past

Investing in Health, Emotional & Financial Wellness

- We are focused on offering innovative and affordable benefits and programs that meet the diverse needs of our employees and their families, including **up to 16 weeks of paid parental leave**, **flexible work arrangements**, **competitive 401(k) benefits**, and **backup child and adult care**

- We are focused on supporting our employees' physical, financial, and emotional well-being. We continue to **offer health insurance benefits to U.S.-based employees who regularly work 20 or more hours per week** with multiple medical coverage options

- We **aligned the cost of health coverage with compensation** through progressive premiums to provide affordable coverage. We reduced premiums by 50% for employees making less than $50,000 in 2011 and have kept their premiums flat for the past six years

- Our approach is built on the **things we can do together with our employees to address health risks and manage health care costs**, including focusing on wellness, providing education and support, and partnering with efficient and accountable health care providers; **68,000 employees** participated in the Get Active! health improvement challenge in 2017, walking **26 billion steps**

- In October 2017, we adopted an **extended bereavement policy** to provide up to 20 days paid time for the loss of a spouse/ partner or child

- Our **U.S. Life Event Services** (LES) team, which assisted almost 25,000 employees in 2017, is dedicated to supporting employees during major life events, such as retirement, leaves of absence, facing a terminal illness, having a family member pass away, being impacted by a natural disaster or house fire, undergoing a gender transition, or being impacted by domestic violence. LES also supports our employees affected by man-made and natural disasters by contacting employees to confirm their safety and connecting them to available resources, including confidential counseling through our Employee Assistance Program

....

Valuing our People—Focus on Equal Pay for Equal Work

We strive to be the best place to work for our employees. This includes being a diverse and inclusive company, providing competitive compensation and benefits with particular focus on our lower paid employees, and pay practices designed to deliver equal pay for equal work.

To be a great place to work, we focus on providing an inclusive and rewarding experience for all, with fair and equitable pay. Our pay-for-performance philosophy and approach to compensation begins with setting clear expectations with managers at all levels of the company. The compensation process includes thorough analyses and reviews, with oversight from the most senior leaders in our company including me, the management team, CEO Brian Moynihan, and the Directors who serve on our Compensation and Benefits Committee. Additionally, as part of our regular work to support our gender and race neutral pay-for-performance philosophy, we have retained outside experts that use rigorous process and analysis to examine how we pay employees before year-end compensation decisions are finalized. Through this detailed work, we also identify individual differences in employee compensation and consider factors such as role in organization, experience, work location, and the most recent year's performance. When appropriate, we take action to bring individual employee pay in line with comparable peer positions. This process, which has been in place for over a decade, reinforces our culture and commitment to paying our employees equitably.

As we shared with all employees earlier this year, in our most recent review of total compensation for U.S. and U.K. employees (approximately 80% of our global workforce), results showed that across the company, compensation received by women is equal to on average 99% of that received by men. Results also showed that compensation received by minority teammates is equal to on average 99% of non-minority teammates.

These results will continue to inform both our pay-for-performance practices, including how we continue to bridge gaps that exist or may exist in the future, as well as our overall efforts to continue to attract, develop, and advance women and racially or ethnically diverse employees. In March 2018, we will take another step, with a new practice that restricts how we solicit compensation information from candidates during the hiring process. While this is already in place in certain markets with local requirements, we will implement it across the U.S. so that we determine compensation decisions for new hires based on individual qualifications, roles, and performance, rather than how they may have been compensated in the past.

Efforts like this one will help us continue to attract diverse talent, building on the progress and momentum we have achieved thus far. Today, more than 50% of our global workforce is female, more than 40% of our U.S.-based workforce is racially or ethnically diverse, and more than 45% of our Board of Directors is female or racially or ethnically diverse. We are one of five companies in the S&P 100 that have five women directors. This diversity makes us stronger and better able to deliver for our customers, clients, and the communities we serve.

Our commitment to fairly and equitably compensate all of our employees continues to build on our culture of inclusion, transparency, respect and fairness, and delivery of a great place to work for us all.

—Sheri Bronstein
Global Human Resources Executive

....

See also Appendix A. More information on our commitment to ESG, including our human capital management practices, is available on our website at *http://bankofamerica.com/responsiblegrowth*.

CEO and Senior Management Succession Planning

Our Board oversees CEO and senior management succession planning, which is formally reviewed at least annually; two such planning sessions were held in 2017. Our CEO and our Global Human Resources Executive provide our Board with recommendations and evaluations of potential CEO successors, and review their development plans. Our Board reviews potential internal senior management candidates with our CEO and our Global Human Resources Executive, including the qualifications, experience, and development priorities for these individuals. Directors engage with potential CEO and senior management successors at Board and committee meetings and in less formal settings to allow directors to personally assess candidates. Further, our Board periodically reviews the overall composition of our senior management's qualifications, tenure, and experience.

Our Board also establishes steps to address emergency CEO and senior management succession planning in extraordinary circumstances. Our emergency CEO succession planning is intended to enable our company to respond to unexpected position vacancies, including those resulting from a major catastrophe, by continuing our company's safe and sound operation and minimizing potential disruption or loss of continuity to our company's business and operations.

Board Oversight of Risk

Risk is inherent in all of our business activities. One of the tenets of Responsible Growth is "we must grow within our risk framework." We execute on that strategy through our commitment to responsible and rigorous risk management and through a comprehensive approach with a defined Risk Framework and a well articulated Risk Appetite Statement. The Risk Framework and Risk Appetite Statement are regularly reviewed with an eye towards enhancements and improvements. The Risk Framework sets forth clear roles, responsibilities, and accountability for the management of risk and describes how our Board oversees the establishment of our risk appetite and of both quantitative limits and qualitative statements and objectives for our activities. This framework of objective, independent Board oversight and management's robust risk management better enables us to serve our customers, deliver long-term value for our stockholders, and achieve our strategic objectives.

Our Risk Governance Documents

Our **Risk Framework** serves as the foundation for consistent and effective risk management. It outlines the seven types of risk that our company faces: strategic risk; credit risk; market risk; liquidity risk; operational risk (including model, conduct, and cyber risk); compliance risk; and reputational risk. It describes components of our risk management approach, including our culture of managing risk well, risk appetite, and risk management processes, with a focus on the role of all employees in managing risk. It also outlines our risk management governance structure, including the roles of our Board, management, lines of business, independent risk management, and corporate audit within the governance structure.

Our **Risk Appetite Statement** defines the aggregate levels and types of risk our Board and management believe appropriate to achieve our company's strategic objectives and business plans.

Our Risk Governance Structure

Our **Board** provides objective, independent oversight of risk and:

- receives regular updates from our Audit Committee and Enterprise Risk Committee, providing our Board with integrated, thorough insight about how our company manages risk
- receives regular risk reporting from management, including a report that addresses and provides updates on key and emerging risks
- has a stand-alone session at each in-person Board meeting to discuss the risks that are considered prevailing or urgent, including those identified in management's report on key risks
- oversees senior management's development of our Risk Framework, our Risk Appetite Statement, and our capital, strategic, and financial operating plans
- oversees directly and through committees our financial performance, execution against capital, strategic, and financial operating plans, compliance with risk appetite parameters, and the adequacy of internal controls, each of which our management monitors
- approves our Risk Framework and Risk Appetite Statement annually

Our **Audit Committee** provides additional risk management oversight for compliance risk, and regularly receives updates from management on compliance risk-related matters.

Our **Enterprise Risk Committee** has primary committee responsibility for overseeing the Risk Framework and material risks facing our company. The Committee regularly receives updates from management on risk-related matters and risk reporting from management, including a report that addresses and provides updates on key and emerging risks. The Committee also oversees senior management's development of our Risk Framework, our Risk Appetite Statement, and our capital, strategic, and financial operating plans. In addition, our Enterprise Risk Committee approves our Risk Framework and Risk Appetite Statement on an annual basis and recommends them to the Board for approval.

Our **Compensation and Benefits Committee** oversees the development of our compensation policies and practices, which are designed to balance risk and reward in a way that does not encourage unnecessary or excessive risk-taking by our employees.

Our directors bring relevant risk management oversight experience; see "Our Director Nominees" on page 5. Our Chief Risk Officer, the company's senior-most risk manager, reports jointly to the CEO and Enterprise Risk Committee, and participates in Board and Enterprise Risk Committee meetings. This governance structure is designed to complement our Board's commitment to maintaining an objective, independent Board and committee leadership structure, and to fostering integrity over risk management throughout our company and further demonstrates our commitment to a strong culture of compliance, governance, and ethical conduct.

We believe our holistic, ongoing Board and committee risk oversight process provides the foundation for consistent and effective management of risks facing our company and demonstrates our commitment to a culture of rigorous risk management and compliance. Details of our company's risk management policies and practices are described in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our 2017 Annual Report.

Cybersecurity and Information Security Risk Oversight

Our Board recognizes the importance of maintaining the trust and confidence of our customers, clients, and employees, and devotes significant time and attention to oversight of cybersecurity and information security risk. In particular, our Board and Enterprise Risk Committee each receives regular reporting on cybersecurity and information security risk. The Board and Enterprise Risk Committee receive presentations throughout the year on cybersecurity and information security topics. Our Enterprise Risk Committee also annually reviews and approves our Global Information Security Program and our Information Security Policy. In 2016, we updated our Enterprise Risk Committee's charter to make explicit the Committee's responsibility for reviewing cybersecurity and information security as well as steps taken by management to understand and mitigate such risks. At least twice each year, the Board discusses cybersecurity and information security risks with the Chief Operations and Technology Officer and the Chief Information Security Officer. Our Board received quarterly updates on cybersecurity and information security risk in 2017.

Compensation Governance and Risk Management

Key Practices in Compensation Governance and Risk Management

- The independent members of the Board approve CEO compensation, and the Compensation and Benefits Committee approves compensation for all other executive officers

- The Board's Enterprise Risk Committee and Audit Committee further review and approve compensation for the Chief Risk Officer and Corporate General Auditor, respectively

- Independent control functions—including audit, compliance, finance, human resources, legal, and risk—provide direct feedback to the Compensation and Benefits Committee on executive officer performance and the pay-for-performance process

- Our incentive plan design and governance processes appropriately balance risks with compensation outcomes

- Senior management and independent control functions, including risk, annually review and certify our incentive plans

Compensation Governance

Our Compensation and Benefits Committee follows procedures intended to promote strong governance of our pay-for-performance philosophy. The Committee regularly reviews: (i) company performance; (ii) our executive compensation strategy, approach, trends, and regulatory developments; and (iii) other related topics, as appropriate. Each year, the Committee reviews, and makes available to our Board, an executive compensation statement, or "tally sheet," for each executive officer. The tally sheets reflect each executive officer's total compensation, including base salary, cash and equity-based incentive awards, the value of prior restricted stock awards (including the status of achieving any performance goals), qualified and nonqualified retirement and deferred compensation benefit accruals, and the incremental cost to our company of the executive's perquisites. The Committee uses this information to evaluate all elements of an executive officer's compensation and benefits. Annually, the Committee reviews with our Board its compensation decisions (including cash and equity-based incentive awards, if applicable) for executive officers and other senior executives who report directly to our CEO. With respect to the CEO's compensation, the Committee makes a recommendation that is further reviewed and approved by the independent members of the Board. The CEO does not participate in Committee or Board deliberations about his compensation. Additionally, for our Chief Risk Officer and Corporate General Auditor, the Committee's pay recommendations are further reviewed and approved by our Board's Enterprise Risk Committee and Audit Committee, respectively.

Generally, our executive officers do not engage directly with the Committee in setting the amount or form of executive officer or director compensation. As part of the annual performance reviews for our named executive officers other than our CEO, the Committee approves the compensation for our named executive officers after considering our CEO's perspective and recommendations for each individual's incentive awards. In addition, the Committee considers the performance of our various lines of business, business segments and functions, as well as performance feedback from our Global Human Resources Executive and our independent control functions (audit, compliance, finance, human resources, legal, and risk).

The Committee has the sole authority and responsibility under its charter to approve engaging any compensation consultant it uses and the fees for those services. The Committee retained Farient Advisors LLC (Farient) as its 2017 independent compensation consultant. Farient's business with us is limited to providing independent executive and director compensation consulting services. Farient does not provide any other services to our company. For 2017, Farient provided the Committee external market and performance comparisons, assessed our competitor groups, advised the Committee on senior executive, CEO, and director compensation, and assisted with other executive and director compensation-related matters. In performing these services, Farient met regularly with the Committee without management and privately with the Chair of the Committee.

The Committee may delegate to management certain duties and responsibilities regarding our benefit plans. Significant Committee delegations to management include authority to (i) the Management Compensation Committee to direct the compensation for all of our employees except for our CEO and his direct reports, and (ii) the Corporate Benefits Committee to oversee substantially all of our employee benefit plans. See "Compensation Governance Structure" on the next page.

Compensation Risk Management Policies and Practices

We believe that our company applies prudent risk management practices to its incentive compensation programs across the enterprise. Our Compensation and Benefits Committee is committed to a compensation governance structure that effectively contributes to our company's overall risk management policies.

Compensation Governance Policy. The Committee has adopted and annually reviews our Compensation Governance Policy, which governs our incentive compensation decisions and defines the framework for oversight of enterprise-wide incentive compensation program design. Consistent with global regulatory initiatives, our Compensation Governance Policy requires that our incentive compensation plans do not encourage excessive risk-taking, and addresses our:

- Definition and process for identifying "risk-taking" employees

- Key goals and process for incentive compensation plan design and governance to appropriately balance risks with compensation outcomes, including:
  - funding incentive compensation pools
  - determining individual incentive compensation awards
  - use of discretion as part of those processes

- Policies on incentive compensation plan effectiveness through testing and monitoring to confirm the plans appropriately balance risks with compensation outcomes, including developing processes to administer cancellations and clawbacks

- Policies that provide for the independence of our company's independent control functions and their appropriate input to the Committee

Compensation Governance Structure. Our compensation governance structure allocates responsibility so that our Board, Compensation and Benefits Committee, or the appropriate management-level governing body makes compensation decisions with documented input from the independent control functions. This approach promotes effective oversight and review, and facilitates the appropriate governance to balance risk and reward. Below is an illustration of our compensation governance structure, which is influenced by internal considerations and external factors:


Internal Considerations
Risk Framework
Compensation Governance Policy & Compensation Principles
Responsible Growth & Core Values
Board of Directors
Compensation & Benefits Committee
Management Compensation Committee
Corporate Benefits Committee
Regional & Line of Business (LOB) Compensation Governance
Regional & LOB Executives
Independent Control Functions
External Factors
Global Regulatory Requirements
Public Policy & Laws
Stockholder Engagement

Incentive Plan Certification Process. Pursuant to our Compensation Governance Policy, our annual incentive plan certification and review process provides for a comprehensive review, analysis, and discussion of incentive design and operation. As part of the governance for incentive plans, each of the CEO's direct reports, along with their management teams and independent control functions (including their respective risk officers), meet periodically to discuss how business strategy, performance, and risk align to compensation. The relevant participants certify that the incentive programs they review (i) are aligned with the applicable lines of business and our company's business strategy and performance objectives, (ii) do not encourage excessive or imprudent risk-taking beyond our company's ability to effectively identify and manage risk, (iii) are compatible with effective controls and risk management, and (iv) do not incentivize impermissible proprietary trading. Our Chief Risk Officer also certifies all incentive plans across our company as part of the Management Compensation Committee's governance process. Farient and the Compensation and Benefits Committee review these management certifications.

Incentive Plan Audit Reviews. Corporate Audit reviews all incentive plans at least every three years, using a risk-based approach that includes reviewing governance, payment, and processing against each incentive plan's design, and validating incentive plan design and operation against regulatory requirements.

Conduct Reviews. As part of our compensation governance practices, management reviews conduct incidents so they are consistently and appropriately considered in performance assessments and pay decisions across the company. These performance and pay outcomes are reviewed at least annually by the Committee.

Independent Control Function Feedback. In addition to reviewing the individual incentive compensation awards for executive officers and other senior executives who report directly to the CEO, the Committee also reviews the outcomes of our robust control function feedback process and individual incentive compensation awards for certain highly compensated employees. As part of its governance process, the Committee meets with the heads of our independent control functions and business lines during a half-day meeting to discuss their feedback on the pay-for-performance process, including how risk management and conduct matters were factored into compensation decisions.

As a result of these processes and reviews, and in combination with the risk management and clawback features of our compensation programs, we believe that our compensation policies and practices appropriately balance risks and rewards in a way that does not encourage excessive or imprudent risk-taking or create risks that are reasonably likely to have a material adverse effect on our company.

Additional Information

More information about our corporate governance can be found on our website at *http://investor.bankofamerica.com* under the heading "Corporate Governance," including our: (i) Certificate of Incorporation; (ii) Bylaws; (iii) Corporate Governance Guidelines (including our related person transactions policy and our Director Independence Categorical Standards); (iv) Code of Conduct and related materials; and (v) composition and charters of each of our Audit, Compensation and Benefits, Corporate Governance, and Enterprise Risk Committees. This information is also available in print, free of charge, upon written request addressed to our Corporate Secretary at Bank of America Corporation, Hearst Tower, 214 North Tryon Street, NC1-027-18-05, Charlotte, North Carolina 28255.

Related Person and Certain Other Transactions

Our related person transactions policy in our Corporate Governance Guidelines sets forth our policies and procedures for reviewing and approving or ratifying any transaction with related persons (directors, director nominees, executive officers, stockholders holding 5% or more of our voting securities, or any of their immediate family members or affiliated entities). Our policy covers any transactions where the aggregate amount involved will or may be expected to exceed $120,000 in any fiscal year, our company is a participant, and a related person has or will have a direct or indirect material interest.

Under our related person transactions policy, our Corporate Governance Committee must approve or ratify any related person transactions, and when doing so, consider: the related person's interest in the transaction; whether the transaction involves arm's-length bids or market prices and terms; the transaction's materiality to each party; the availability of the product or services through other sources; the implications of our Code of Conduct or reputational risk; whether the transaction would impair a director's or executive officer's judgment to act in our company's best interest; the transaction's acceptability to our regulators; and in the case of an independent director, whether the transaction would impair his or her independence or status as an "outside" or "non-employee" director.

Our Board has determined that certain types of transactions do not create or involve a direct or indirect material interest on the part of the related person and therefore do not require review or approval under the policy. These include transactions involving financial services, including loans and brokerage, banking, insurance, investment advisory or asset management services, and other financial services we provide to any related person, if the services are provided in the ordinary course of business, on substantially the same terms as those prevailing at the time for comparable services provided to non-affiliates and comply with applicable law, including the Sarbanes-Oxley Act of 2002 and Federal Reserve Board Regulation O.

A number of our directors, director nominees, and executive officers, their family members, and certain business organizations associated with them are or have been customers of our banking subsidiaries. All extensions of credit to these persons have been made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time in comparable transactions with persons not related to our company and did not involve more than the normal risk of collectability.

Occasionally, we may have employees who are related to our executive officers, directors, or director nominees. We compensate these individuals in a manner consistent with our practices that apply to all employees. The sister of Mr. Thong M. Nguyen, an executive officer, is employed by the company in a non-executive position, and received compensation in 2017 of approximately $160,000. The compensation and other terms of employment of Mr. Nguyen's sister are determined on a basis consistent with the company's human resources policies.

Our company and Mr. Moynihan are parties to an aircraft time-sharing agreement, as disclosed in prior proxy statements and approved by our Corporate Governance Committee in December 2010.

Based on information contained in separate Schedule 13G filings with the SEC, each of Warren E. Buffett/Berkshire Hathaway Inc. (Berkshire Hathaway), BlackRock, Inc. (BlackRock) and The Vanguard Group (Vanguard) reported that it beneficially owned more than 5% of the outstanding shares of our common stock as of December 31, 2017 (see "Stock Ownership of Directors, Executive Officers, and Certain Beneficial Owners" on the next page).

In the ordinary course of our business during 2017, our subsidiaries provided and are expected to continue to provide financial advisory, sales and trading, treasury, and other financial or administrative services to Berkshire Hathaway and its affiliates, BlackRock and its affiliates and clients, and Vanguard and its affiliates. These transactions were entered into on an arm's-length basis and contain customary terms and conditions. Our company and its subsidiaries may also, in the ordinary course, invest in BlackRock or Vanguard funds or other products or buy or sell assets to or from BlackRock or Vanguard funds and separate accounts.

Stock Ownership of Directors, Executive Officers, and Certain Beneficial Owners

Our voting securities are our common stock, Series B Preferred Stock, and Series 1–5 Preferred Stock. The following table shows the number of shares of our common stock beneficially owned as of March 2, 2018 by (i) each director, (ii) each named executive officer, (iii) all directors and executive officers as a group, and (iv) beneficial owners of more than 5% of any class of our voting securities (as determined under SEC rules). As of that date, none of our directors and executive officers owned any shares of any class of our voting securities, other than as reported in the table below. Each director, each named executive officer, and all directors and executive officers as a group beneficially owned less than 1% of our outstanding common stock. Unless otherwise noted, all shares of our common stock are subject to the sole voting and investment power of the directors and executive officers.

Name	Beneficial Ownership			Stock Units[1][2]	Total
	Shares and Restricted Shares	Options/ Warrants Exercisable within 60 days of 3/2/2018	Total Beneficial Ownership		
Directors and Executive Officers					
Sharon L. Allen[3]	71,839	–	71,839	–	71,839
Susan S. Bies	152,537	–	152,537	–	152,537
Jack O. Bovender, Jr.	100,145	–	100,145	–	100,145
Frank P. Bramble, Sr.[4]	99,917	–	99,917	136,902	236,819
Pierre J. P. de Weck	46,143	–	46,143	–	46,143
Arnold W. Donald	60,616	–	60,616	6,190	66,806
Paul M. Donofrio	454,200	–	454,200	741,708	1,195,908
Geoffrey S. Greener	583,049	–	583,049	678,931	1,261,980
Linda P. Hudson	19,507	–	19,507	45,889	65,396
Terrence P. Laughlin[5]	805,602	–	805,602	676,681	1,482,283
Monica C. Lozano	3,000	–	3,000	137,488	140,488
Thomas J. May[6]	2,142	–	2,142	269,458	271,600
Thomas K. Montag[7]	2,636,963	2,102,216	4,739,179	1,150,854	5,890,033
Brian T. Moynihan[8]	1,175,308	–	1,175,308	1,853,170	3,028,478
Lionel L. Nowell, III	3,930	–	3,930	76,099	80,029
Michael D. White[9]	85,650	–	85,650	20,735	106,385
Thomas D. Woods	62,063	–	62,063	–	62,063
R. David Yost	64,153	–	64,153	88,250	152,403
Maria T. Zuber	2,517	–	2,517	–	2,517
All directors and executive officers as a group (24 persons)[10]	7,651,095	2,102,216	9,753,311	7,999,979	17,753,290

Name	Beneficial Ownership			Stock Units[1][2]	Total
	Shares and Restricted Shares	Options/ Warrants Exercisable within 60 days of 3/2/2018	Total Beneficial Ownership		
Certain Beneficial Owners					
Warren E. Buffett/Berkshire Hathaway Inc.[11]	700,000,000	–	700,000,000	–	700,000,000 6.8%
The Vanguard Group[12]	669,955,539	–	669,955,539	–	669,955,539 6.6%
BlackRock, Inc.[13]	667,337,894	–	667,337,894	–	667,337,894 6.5%

(1) For non-management directors, includes stock units credited to their accounts pursuant to deferrals made under the terms of the Director Deferral Plan. These stock units do not have voting rights and are not considered beneficially owned under SEC rules. Each unit has a value equal to the fair market value of a share of our common stock. These units, which are held in individual accounts in each director's name, will be paid in cash upon the director's retirement if vested at that time.

(2) Includes the following stock units, which are not treated as beneficially owned under SEC rules because the holder does not have the right to acquire the underlying stock within 60 days of March 2, 2018 and/or the stock units will be paid in cash and therefore do not represent the right to acquire stock:

Name	Time-Based RSUs (TRSUs)	Cash-Settled RSUs (CRSUs)	Performance RSUs (PRSUs)	Total Stock Units
Brian T. Moynihan	320,807	207,263	1,325,100	1,853,170
Paul M. Donofrio	271,940	–	469,768	741,708
Geoffrey S. Greener	250,758	–	428,173	678,931
Terrence P. Laughlin	248,185	–	428,496	676,681
Thomas K. Montag	423,591	–	727,263	1,150,854
All executive officers as a group	2,322,496	207,263	4,689,210	7,218,969

Each stock unit has a value equal to the fair market value of a share of our common stock, but does not confer voting rights. TRSUs include the right to receive dividend equivalents and will be paid in shares of our common stock or cash at vesting or, in certain circumstances, after termination of employment. CRSUs do not include the right to receive dividend equivalents and will be paid in cash. PRSUs include the right to receive dividend equivalents and vest subject to attaining pre-established performance goals. To the extent earned, (i) PRSUs granted in February 2016, February 2017, and February 2018 will be settled 100% in shares of our common stock, and (ii) PRSUs granted in February 2015 will be settled 100% in cash. For unearned PRSUs, the stock units shown include the number of PRSUs granted assuming 100% of the award will be earned; however, the actual number of stock units earned may vary depending upon achieving performance goals. Because they are economically comparable to owning shares of our common stock, certain of these stock units currently qualify for purposes of compliance with our stock ownership and retention requirements, except for PRSUs, which qualify only when earned.

(3) Includes 1,000 shares of our common stock for which Ms. Allen shares voting and investment power with her spouse.

(4) Includes 50,000 shares of our common stock for which Mr. Bramble shares voting and investment power with his spouse.

(5) Includes 36 shares of our common stock for which Mr. Laughlin shares voting and investment power with his spouse.

(6) Includes 23,537 stock units held by Mr. May under the FleetBoston Director Stock Unit Plan, 3,268 stock units held under the Bank Boston Director Retirement Benefits Exchange Program, and 5,741 stock units held under the Bank Boston Director Stock Award Plan.

(7) Includes 470,724 shares of our common stock held by Mr. Montag in a family trust for which Mr. Montag shares voting and investment power with his spouse, who is trustee.

(8) Includes 58,376 shares of our common stock for which Mr. Moynihan shares voting and investment power with his spouse.

(9) Includes 77,000 shares of our common stock for which Mr. White shares voting and investment power with his spouse.

(10) Such persons have sole voting and investment power over 8,735,221 shares of our common stock and shared voting or investment power or both over 1,018,090 shares of our common stock.

(11) Consists of common stock held indirectly by Warren E. Buffett, 3555 Farnam Street, Omaha, NE 68131 and Berkshire Hathaway Inc., 3555 Farnam Street, Omaha, NE 68131. According to a Schedule 13G/A filed with the SEC on September 8, 2017, Mr. Buffett and Berkshire Hathaway Inc. had shared voting and investment power with respect to all 700,000,000 shares. Information about other entities deemed to share beneficial ownership of the shares, including their voting and investment power, is disclosed in the Schedule 13G/A.

(12) Consists of common stock held by The Vanguard Group, 100 Vanguard Blvd., Malvern, PA 19355. According to a Schedule 13G/A filed with the SEC on February 12, 2018, The Vanguard Group had sole voting power with respect to 13,712,838 shares, sole investment power with respect to 654,474,144 shares, shared voting power with respect to 2,144,452 shares, and shared investment power with respect to 15,481,395 shares.

(13) Consists of common stock held by BlackRock, Inc., 55 East 52nd Street, New York, NY 10055. According to a Schedule 13G/A filed with the SEC on February 8, 2018, BlackRock, Inc. had sole voting power with respect to 582,917,754 shares, sole investment power with respect to 667,329,234 shares, and shared investment power with respect to 8,660 shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 (Exchange Act) requires our directors, executive officers, and anyone holding 10% or more of a registered class of our equity securities (reporting persons) to file reports with the SEC showing their holdings of, and transactions in, these securities. Based solely on a review of copies of such reports, and written representations from each reporting person that no other reports are required, we believe that for 2017 all reporting persons filed the required reports on a timely basis under Section 16(a).

Director Compensation

Our director compensation philosophy is to appropriately compensate our non-management directors for the time, expertise, and effort required to serve as a director of a large, complex, and highly regulated global company and to align the interests of directors and long-term stockholders.

Annual payments are made after the non-management directors are elected by stockholders. Non-management directors who begin their Board or committee chair service other than at the annual meeting of stockholders receive a prorated amount of annual compensation. Mr. Moynihan receives no compensation for his services as our sole management director.

2017 Director Pay Components

The primary elements of annual compensation and incremental awards for our non-management directors for 2017 are provided in the table below. Incremental awards recognize additional responsibilities and the time commitment of these critical board leadership roles.

		Incremental Awards for Board Leadership		
Annual Award Components	**Non-management Directors ($)**	**Lead Independent Director ($)**	**Audit & Enterprise Risk Committee Chairs ($)**	**Compensation and Benefits & Corporate Governance Committee Chairs ($)**
Cash Award	100,000	50,000	40,000	20,000
Restricted Stock Award	200,000	100,000	N/A	N/A

The annual restricted stock award is made pursuant to the Bank of America Corporation Directors' Stock Plan. The number of restricted shares awarded is equal to the dollar value of the award divided by the closing price of our common stock on the NYSE on the grant date, rounded down to the next whole share, with cash paid for any fractional share. Dividends are paid on the award when they are paid on shares of our common stock. The annual restricted stock award is subject to a one-year vesting requirement. If a director retires before the one-year vesting date, a prorated amount of the award vests based on the number of days the director served during the vesting period before retirement. Any unvested amount of the award is forfeited.

2018 Director Pay Changes

Our Compensation and Benefits Committee annually reviews and periodically recommends updates to the director compensation program to our Board for approval. The Committee's recommendation takes into account our director compensation philosophy, changes in market practices, and consultation with the Committee's independent compensation consultant, Farient. In 2017, the Committee reviewed director compensation taking into account multiple factors including pay practices at publicly traded companies, continued expansion of director and independent committee chair responsibilities, growing time commitment, and active involvement in our enhanced stockholder engagement program.

Based on that review, our Board approved an increase to the annual restricted stock award to $250,000 for all non-management directors, and an increase to the annual incremental cash awards to $30,000 for our Compensation and Benefits Committee and Corporate Governance Committee Chairs. These changes will take effect as of our 2018 annual meeting of stockholders and will be payable to our director nominees who are successfully elected at the meeting. No changes were made to annual cash awards for non-management directors or to incremental awards for the Lead Independent Director, Audit Committee Chair, or Enterprise Risk Committee Chair.

Director Deferral Plan

Non-management directors may elect to defer all or a portion of their annual restricted stock or cash awards through the Bank of America Corporation Director Deferral Plan. When directors elect to defer their restricted stock award, their "stock account" is credited with a number of whole and fractional "stock units" that are equal in value to the restricted stock award and subject to the one-year vesting requirement applicable to restricted stock awards under the Directors' Stock Plan. Each stock unit is equal in value to a share of our common stock but because it is not an actual share of our common stock it does not have any voting rights. When directors elect to defer their cash award, they may choose to defer into either a stock account or a "cash account." Deferrals into a stock account are credited with dividend equivalents in the form of additional stock units and deferrals into the cash account are credited with interest at a long-term bond rate. Following retirement from our Board and depending on the director's selection, a non-management director may receive the stock account balance (to the extent vested) and cash account balance in a single lump sum cash payment or in five or 10 annual cash installments.

Stock Retention Requirements and Hedging Prohibition for Non-management Directors

- Under our stock retention requirements, non-management directors are required to hold and cannot sell the restricted stock they receive as compensation (except as necessary to pay taxes on taxable events such as vesting) until termination of their service. All non-management directors are in compliance with these requirements

- Our Code of Conduct prohibits our directors from hedging and speculative trading of company securities

2017 Director Compensation

The following table shows the compensation paid to our non-management directors for their services in 2017:

Director	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Sharon L. Allen	140,000	200,000	–	340,000
Susan S. Bies	100,000	200,000	127,908	427,908
Jack O. Bovender, Jr.	150,000	300,000	–	450,000
Frank P. Bramble, Sr.	140,000	200,000	–	340,000
Pierre J. P. de Weck	100,000	200,000	108,752	408,752
Arnold W. Donald	100,000	200,000	–	300,000
Linda P. Hudson	100,000	200,000	–	300,000
Monica C. Lozano	120,000	200,000	–	320,000
Thomas J. May	120,000	200,000	–	320,000
Lionel L. Nowell, III	100,000	200,000	–	300,000
Michael D. White	100,000	200,000	–	300,000
Thomas D. Woods	100,000	200,000	–	300,000
R. David Yost	100,000	200,000	–	300,000
Maria T. Zuber[4]	36,160	72,320	–	108,480

(1) The amounts in this column represent the annual cash award plus any Lead Independent Director or committee chair cash retainers paid in 2017, including amounts deferred under the Director Deferral Plan. For 2017 cash awards deferred under the Director Deferral Plan, our directors were credited with the stock units shown in the table below based on the closing price of our common stock on the date of deferral:

Director	Stock Units (#)	Value of Deferred Stock Units ($)
Thomas J. May	5,023.02	120,000
Lionel L. Nowell, III	4,185.85	100,000
R. David Yost	4,185.85	100,000

(2) The amounts in this column represent the aggregate grant date fair value of restricted stock awards granted during 2017, whether or not those awards were deferred under the Director Deferral Plan. The grant date fair value is based on the closing price of our common stock on the NYSE on the grant date. As of December 31, 2017, our non-management directors held the number of unvested shares of restricted stock or, if deferred, unvested stock units shown in the table below:

Director	Unvested Shares of Restricted Stock or Stock Units (#)
Sharon L. Allen	8,371
Susan S. Bies	8,371
Jack O. Bovender, Jr.	12,557
Frank P. Bramble, Sr.	8,372
Pierre J. P. de Weck	8,371
Arnold W. Donald	8,371
Linda P. Hudson	8,372

Director	Unvested Shares of Restricted Stock or Stock Units (#)
Monica C. Lozano	8,372
Thomas J. May	8,372
Lionel L. Nowell, III	8,372
Michael D. White	8,372
Thomas D. Woods	4,604
R. David Yost	8,372
Maria T. Zuber	2,517

(3)   Our directors are eligible to participate in our matching gifts program, under which our charitable foundation matches up to $5,000 in donations made by our employees and active directors to approved charitable organizations. This program is also available to all U.S.-based, benefits eligible employees. The values in this column reflect that $5,000 was donated to charities on behalf of Mr. de Weck under the matching gifts program.

This column excludes the amounts of any perquisites received by our directors with a value of less than $10,000 in aggregate, as permitted under SEC rules.

Ms. Bies serves as chair of the board of directors of Merrill Lynch International (MLI), a United Kingdom broker-dealer subsidiary of Bank of America. For her services as a non-management director of MLI in 2017, Ms. Bies received an annual cash retainer totaling £100,000, which was paid monthly. The retainer paid in 2017 is reported in the table above based on a weighted average exchange rate of 0.78 pounds sterling to one dollar. The exchange rate used for each payment was based on the average exchange rate for the month prior to the month of payment.

Mr. de Weck serves as a member of the board of directors of Bank of America Merrill Lynch International (BAMLI), a United Kingdom banking subsidiary of Bank of America. For his services as a non-management director of BAMLI in 2017, Mr. de Weck received an annual cash retainer totaling £75,000, which was paid monthly. The retainer paid in 2017, which included payment in January 2017 for his service during December 2016, is reported in the table above based on a weighted average exchange rate of 0.78 pounds sterling to one dollar. The exchange rate used for each payment was based on the average exchange rate for the month prior to the month of payment.

(4)   Dr. Zuber became a director in December 2017. The amount for Dr. Zuber reflects a prorated award for her period of service.

Proposal 2: Approving Our Executive Compensation (an Advisory, Non-binding "Say on Pay" Resolution)

We are seeking an advisory vote to approve our executive compensation for 2017. At our 2017 annual meeting of stockholders, a majority of stockholders voted to have a Say on Pay vote each year. As a result, we will conduct an advisory vote on executive compensation annually at least until the next stockholder advisory vote on the frequency of such votes.

Although the Say on Pay vote is advisory and is not binding on our Board, our Compensation and Benefits Committee will take into consideration the outcome of the vote when making future executive compensation decisions. At the 2017 annual meeting of stockholders, more than 95% of the votes cast favored our Say on Pay proposal. The Committee considered this result and input from investors during our stockholder engagement process, and in light of the strong support, maintained a consistent overall approach for 2017.

Our Board believes that our current executive compensation program appropriately links compensation realized by our executive officers to our performance and properly aligns the interests of our executive officers with those of our stockholders. The details of this compensation for 2017, and the reasons we awarded it, are described in "Compensation Discussion and Analysis," starting below.

 **Our Board recommends a vote "FOR" approving our executive compensation (an advisory, non-binding "Say on Pay" resolution) (Proposal 2).**

Our Board recommends that our stockholders vote in favor of the following resolution:

> **"Resolved, that our stockholders approve, on an advisory basis, the compensation of our company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the U.S. Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables, and the accompanying narrative discussion disclosed in this proxy statement."**

Compensation Discussion and Analysis

1. Executive Summary

a. Executive Compensation Philosophy

Our compensation philosophy is to pay for performance over the long-term, as well as on an annual basis. Our performance considerations include both financial and non-financial measures—including the manner in which results are achieved—for the company, line of business, and the individual. These considerations reinforce and promote Responsible Growth and maintain alignment with our risk framework. Our executive compensation program provides a mix of salary, incentives, and benefits paid over time to align executive officer and stockholder interests. Our Compensation and Benefits Committee has the primary responsibility for approving our compensation strategy and philosophy and the compensation programs applicable to our named executive officers listed below. With respect to Mr. Moynihan's compensation, our Compensation and Benefits Committee makes a recommendation that is further reviewed and approved by the independent members of the Board.

Named Executive Officers	
Brian T. Moynihan	Chairman and Chief Executive Officer
Paul M. Donofrio	Chief Financial Officer
Geoffrey S. Greener	Chief Risk Officer
Terrence P. Laughlin	Vice Chairman and Head of Global Wealth & Investment Management
Thomas K. Montag	Chief Operating Officer

b. 2017 Executive Compensation Highlights

- Our design is aligned with our focus on Responsible Growth and has been consistent for more than five years, receiving over 93% stockholder support since 2013
  - Mix of fixed and variable pay
  - Cancellation and clawback features in all equity-based incentives
  - Deferral of majority of variable pay through equity-based incentives
- Risk management practices that encourage sustainable performance over time
- Comprehensive Committee review of financial and non-financial performance
- Pay decisions consistent with pay-for-performance philosophy and 2017 company and individual performance
- Total compensation awarded to Mr. Moynihan of $23.0 million for 2017, compared to $20.0 million for 2016
- 93.5% of Mr. Moynihan's total compensation is variable and directly linked to company performance
- Half of Mr. Moynihan's variable pay was awarded as performance restricted stock units and must be re-earned based on three-year average performance of key metrics (return on assets and growth in adjusted tangible book value)
  - Return on assets goal increased by 10 basis points from prior years
- 50% of net after-tax shares Mr. Moynihan receives as compensation must be retained until one year after retirement

c. Stockholder Engagement & Say on Pay Results

We conduct stockholder engagement throughout the year and provide stockholders with an annual opportunity to cast an advisory Say on Pay vote. At our 2017 annual meeting of stockholders, over 95% of the votes cast favored our Say on Pay proposal. Additionally in 2017 and early 2018, management and directors met with investors owning approximately 38% of outstanding shares and discussed our executive compensation program, human capital management, and other compensation-related matters. These discussions, together with the 2017 Say on Pay results, indicated strong support for our 2016 compensation program and influenced our decision to maintain a consistent overall approach for 2017. Stockholder engagement and the outcome of Say on Pay vote results will continue to inform future compensation decisions.



Historical Say on Pay Vote

2013	2014	2015	2016	2017
93.8%	93.5%	94.8%	93.1%	95.6%

2. 2017 Company & Segment Performance

Our company's results improved in 2017 as we delivered on Responsible Growth. We increased net income 2% to $18.2 billion—including a charge of $2.9 billion related to the Tax Act—by focusing on what we control and drive: creating operating leverage by managing expenses, growing loans and deposits, and doing more business with our clients. Excluding the Tax Act charge, net income of $21.1 billion was up 18% from the previous year. We grew average deposits by $47.2 billion to $1.3 trillion, increased average loans and leases in our business segments by $44.5 billion to $836 billion, increased diluted earnings per share (EPS) to $1.56, and reduced noninterest expenses by $340 million to $54.7 billion. We continued to manage credit losses well, with net charge-off ratios remaining near historic lows. We returned $15.9 billion in capital to our common stockholders through dividends and net share repurchases, more than twice what we returned in the prior year. We made progress toward our $125 billion goal to support clients connected to clean energy and other environmentally supportive activities. With strong leadership positions in our businesses and industry-leading ESG practices, we believe we are well-positioned to continue to deliver Responsible Growth for our stockholders in 2018.

Following are additional financial highlights and key measures of company and line of business performance that our Compensation and Benefits Committee considered in evaluating the 2017 performance of our named executive officers.

a. Company Performance

Earned $21.1 billion, excluding the $2.9 billion Tax Act impact in 2017, versus $17.8 billion in 2016, driven by higher net interest income and lower expenses; positive operating leverage for 12 consecutive quarters

Diluted EPS of $1.83, excluding the Tax Act impact in 2017, versus $1.49 in 2016

Return on average assets (ROA) of 0.80% and return on average tangible common shareholders' equity of 9.41% (excluding impact of Tax Act: ROA of 0.93% and return on average tangible common shareholders' equity of 11%)

Continued focus on expenses while investing in new capabilities and growth Noninterest expense decreased for the fourth consecutive year; efficiency ratio improved to 62.7% in 2017 from 65.8% in 2016

Steady performance in tangible book value per common share Book value per share decreased to $23.80 in 2017; and tangible book value per share increased to $16.96 in 2017

Strengthened capital levels resulting in common equity tier 1 ratio of 11.8%, up from 11.0%, greater than the 2019 requirement of 9.5%

Improved client and customer activity; business referrals increased 16% to 6.4 million in 2017 from 5.5 million in 2016

Total stockholder return above primary peer group on 1-, 3-, and 5-year bases



Total Stockholder Return (TSR)

1-Year: Bank of America 35.7%, Primary Competitor Group average 20.3%, US G-SIB average 22.6%, All G-SIB average 17.5%, S&P 500 Index 21.8%

3-Year: Bank of America 72.2%, Primary Competitor Group average 45.4%, US G-SIB average 46.4%, All G-SIB average 23.9%, S&P 500 Index 38.3%

5-Year: Bank of America 168.1%, Primary Competitor Group average 137.2%, US G-SIB average 138.9%, All G-SIB average 74.9%, S&P 500 Index 108.1%

b. Segment Performance

Business ($ in Millions)	Total Revenue[1]		Provision for Credit Losses		Noninterest Expense		Net Income (Loss)	
	2017	2016	2017	2016	2017	2016	2017	2016
Consumer Banking	34,521	31,731	3,525	2,715	17,787	17,654	8,207	7,172
Global Wealth & Investment Management	18,590	17,650	56	68	13,564	13,175	3,088	2,775
Global Banking	19,999	18,445	212	883	8,596	8,486	6,953	5,729
Global Markets	15,951	16,090	164	31	10,731	10,169	3,293	3,818
All Other[2]	(784)	685	(561)	(100)	4,065	5,599	(3,309)	(1,672)
Total Corporation	**87,352**	**83,701**	**3,396**	**3,597**	**54,743**	**55,083**	**18,232**	**17,822**

2017 Adjusted Total Corporation[3]: Total Revenue = $88,298 million   Net Income = $21,117 million

(1) Total revenue for each business segment and All Other reported on fully taxable-equivalent (FTE) basis. Total revenue for the corporation on an FTE basis was $88,277 million for 2017 and $84,601 million for 2016, which is not a generally accepted accounting principle financial measure.

(2) "All Other" is not a business segment. It consists of asset and liability management activities, equity investments, non-core mortgage loans and servicing activities, the net impact of periodic revisions to the MSR (mortgage servicing right) valuation model for both core and non-core MSRs and the related economic hedge results and ineffectiveness, other liquidating businesses, residual expense allocations and other items. Total revenue and Net Income (Loss) in 2017 includes a downward valuation adjustment of $946 million and an estimated charge of $2.9 billion, respectively, due to enactment of the Tax Act.

(3) 2017 Adjusted Total Corporation excludes the impact of the one-time charge recorded in All Other due to the Tax Act.

Segment Highlights



Consumer Banking

Consumer Banking offers a diversified range of credit, banking, and investment products and services to consumers and small businesses—includes Retail Banking and Preferred and Small Business Banking.

- Net income up 14% to $8.2 billion in 2017
- Average deposits increased 9% to $653 billion; 90% of checking accounts now primary
- Average loans and leases increased 8% to $266 billion
- 24.2 million active mobile banking customers, up 12% from 2016; mobile channel usage up 21% and 22% of deposit transactions completed through mobile devices
- Opened 30 new financial centers and renovated 289 locations in 2017 as customer preferences shifted to automated and self-service options and we continued to optimize our consumer banking network
- Client brokerage assets increased $32.3 billion due to client flows and market performance
- Combined U.S. credit and debit card spending increased 6% to $543 billion



Global Wealth & Investment Management

Global Wealth & Investment Management (GWIM) provides investment and wealth management solutions to our affluent and ultra-high net worth clients—includes Merrill Lynch Wealth Management and U.S. Trust.

- Net income increased 11% to $3.1 billion due to higher revenue partially offset by an increase in noninterest expense; revenue increased 5% to $18.6 billion
- Average loans and leases increased 7% to $153 billion; 31 consecutive quarters of loan balance growth
- Total client balances increased 10% to $2.75 trillion driven by positive net client flows and higher valuations; experienced $96 billion in assets under management flows in 2017
- Increased assets under management by 22% to $1.1 trillion, reflecting solid client activity as well as a shift from brokerage to assets under management
- Noninterest expense increased $389 million to $13.6 billion primarily driven by higher revenue-related incentives
- Number of wealth advisors increased 3%; financial advisor productivity up 3% to $1.0 million from $974,000 in 2016



Global Banking

Global Banking provides a wide range of lending-related products and services, integrated working capital management and treasury solutions to clients, and underwriting and advisory services—includes Global Corporate Banking, Global Commercial Banking, Business Banking, and Global Investment Banking.

- Net income increased 21% to $7.0 billion driven by higher revenue, which was up 8% to $20.0 billion in 2017, and lower provision for credit losses
- Average deposits increased 3% to $313 billion
- Average loans and leases increased 4% to $346 billion
- Total corporation investment banking fees, excluding self-led deals, of $6.0 billion, up 15% due to an increase in overall client activity, market fee pools, and relationship deepening
- Business Lending revenue increased 3% to $9.1 billion driven by the impact of loan and lease-related growth and Global Transactions Services revenue increased 11% to $7.2 billion
- #3 in global investment banking fees in 2017 by *Dealogic* (excluding self-led deals); World's Best Bank for Advisory by *Euromoney*; Most Innovative Investment Bank of the Year by *The Banker*



Global Markets

Global Markets offers sales and trading services, including research, to institutional clients across fixed-income, credit, currency, commodity, and equity businesses.

- Net income decreased 14% to $3.3 billion reflecting lower client activity, driven by market volatility and continued investments in technology platforms
- Equities sales and trading revenue increased by 2% due to higher revenue in client financing activities, partially offset by lower revenue in cash and derivative trading
- Average trading related assets increased 7% to $442 billion as we continued to drive targeted growth in client financing activities in the global equities business
- Fixed-income, currency & commodities sales and trading revenue decreased by 8% due to lower revenue in rates products and emerging markets as lower volatility reduced client flow
- 2017 U.S. Fixed Income Quality Leader in Credit and Securitized Products and 2017 Quality Leader in Global Top-Tier Foreign Exchange Service and Sales by *Greenwich Associates*

The Compensation and Benefits Committee believes the company and segment performance highlights discussed above, as well as other company and business results, reflects management is delivering Responsible Growth, continuing to streamline and simplify our company, and driving operational excellence.

3. Executive Compensation Program Features

a. Executive Pay Components & Variable Pay Mix

For each performance year, our Compensation and Benefits Committee determines the pay for our named executive officers. A portion of the compensation is delivered as base salary and the remainder as annual cash incentive (except for the CEO) and restricted stock units. The restricted stock units are divided into two components: time-based and performance-based. Our time-based awards vest ratably over three years (except for the CEO's cash-settled restricted stock units that vest over one year). Our performance-based awards are re-earned only by the sustained three-year average achievement of performance metrics. Consequently, for our named executive officers to realize the full value of their performance-based awards, the future performance of our company must be at or above the goals set for this award. This pay-for-performance structure, which emphasizes variable pay, helps motivate our executives to deliver sustained stockholder value and Responsible Growth.

The following chart provides an overview of the 2017 pay components for our named executive officers:

Performance Year 2017 Pay Components

Description	How it Pays
Base Salary	
• Determined based on job scope, experience, and market comparable positions; provides fixed income to attract and retain executives and balance risk-taking	• Semi-monthly cash payment through 2017
Annual Cash Incentive—except CEO	
• Provides short-term variable pay for the performance year for non-CEO executives	• Single cash payment in February 2018
Cash-Settled Restricted Stock Units (CRSUs)—CEO only	
• Track stock price performance over 1-year vesting period • Vest in 12 equal installments from March 2018 – February 2019	• Cash-settled upon vesting
Performance Restricted Stock Units (PRSUs)	
• Vest based on achievement of specific return on assets and growth in adjusted tangible book value goals over 3-year performance period • Track company and stock price performance • Encourage sustained earnings during the performance period	• If performance goals are achieved, the amount granted for 2017 will be re-earned at the end of the performance period (2020) • 100% is the maximum that can be re-earned • If both threshold goals are not achieved, the entire award is forfeited • Stock-settled to the extent re-earned • See "Results for Performance Restricted Stock Units" on page 49 for the vesting and value of prior awards
Time-Based Restricted Stock Units (TRSUs)	
• Track stock price performance over 3-year vesting period • Align with sustained longer-term stock price performance	• Vest in three equal annual installments beginning in February 2019 • Stock-settled upon vesting

Performance Year 2017 Variable Pay Mix

• A majority of variable pay is delivered as equity-based awards that balance short-term and long-term results
• The charts below illustrate the variable pay mix for our CEO and other named executive officers

2017 CEO Variable Pay Mix



2017 Other NEOs Variable Pay Mix



b. Compensation Risk Management Features

Our Compensation and Benefits Committee believes that the design and governance of our executive compensation program encourage executive performance consistent with the highest standards of risk management.

i. Pay Practices

Highlighted below are the key features of our executive compensation program, including the pay practices we have implemented to drive Responsible Growth, encourage executive retention, and align executive and stockholder interests. We also identify certain pay practices we have not implemented because we believe they do not serve our risk management goals or stockholders' long-term interests.

What We Do

✓ Pay for performance and allocate individual awards based on actual results and how results were achieved

✓ Use balanced, risk-adjusted performance measures

✓ Review feedback from independent control functions in performance evaluations and compensation decisions

✓ Provide appropriate mix of fixed and variable pay to reward company, line of business, and individual performance

✓ Defer a majority of variable pay as equity-based awards

✓ Apply clawback features to all executive officer variable pay

✓ Require stock ownership and retention of a significant portion of equity-based awards

✓ Engage with stockholders on governance and compensation

✓ Prohibit hedging and speculative trading of company securities

✓ Grant equity-based awards on a pre-established date to avoid any appearance of coordination with the release of material non-public information

What We Don't Do

✗ Change in control agreements for executive officers

✗ Severance agreements for executive officers

✗ Multi-year guaranteed incentive awards for executive officers

✗ Severance benefits to our executive officers exceeding two times base salary and bonus without stockholder approval per our policy

✗ Accrual of additional retirement benefits under any supplemental executive retirement plans

✗ Excise tax gross-ups upon change in control

✗ Discounting, reloading, or re-pricing stock options without stockholder approval

✗ Single-trigger vesting of equity-based awards upon change in control

✗ Adjust PRSU results for the impact of legacy litigation, fines, and penalties

Additionally, it is not our policy to provide for the accelerated vesting of equity awards upon an employee's voluntary resignation to enter government service. We do not anticipate changing our approach.

The "Compensation Governance and Risk Management" discussion beginning on page 28 contains more information about our Compensation Governance Policy and our compensation risk management practices. That section describes our Chief Risk Officer's review and certification of our incentive compensation programs and our Corporate General Auditor's risk-based review of our incentive plans. We also describe the extent to which our CEO participates in determining executive officer compensation, and the role of Farient, the Committee's independent compensation consultant.

ii. Multiple Cancellation & Clawback Features

Our equity-based awards are subject to three separate and distinct features that can result in the awards being cancelled or prior payments being clawed back in the event of certain detrimental conduct or financial losses. We believe these features encourage appropriate behavior and manage risk in our compensation program. Our named executive officers are subject to all three cancellation and clawback features.

	Detrimental Conduct Cancellation & Clawback	Performance-Based Cancellation	Incentive Compensation Recoupment Policy
Who	• Applies to approximately 20,700 employees who received equity-based awards as part of their 2017 compensation	• Applies to approximately 4,100 employees who are deemed to be "risk takers" and received equity-based awards as part of their 2017 compensation • "Risk takers" defined according to banking regulations and company policies	• Applies to all of our executive officers • Our policy covers a broader group of executives than required by the Sarbanes-Oxley Act, which covers only the CEO and Chief Financial Officer

When	• An employee engages in certain "detrimental conduct," including:
	  • illegal activity
	  • breach of a fiduciary duty
	  • intentional violation or grossly negligent disregard of our policies, rules, and procedures
	  • trading positions that result in a need for restatement or significant loss
	  • conduct constituting "cause"
		• Our company, a line of business, a business unit, or an employee experiences a loss outside of the ordinary course of business and the employee is found to be accountable based on:
		  • the magnitude of the loss
		  • the decisions that may have led to the loss
		  • the employee's overall performance
			• When fraud or intentional misconduct by an executive officer causes our company to restate its financial statements

What	• All unvested equity awards will be cancelled • Any previously vested award may be recouped, depending on the conduct	• All or part of the outstanding award may be cancelled	• Any incentive compensation may be recouped as determined by the Board or a Board committee • Any action necessary to remedy the misconduct and prevent its recurrence may be taken

Since 2011, all of our equity-based awards provide that they are subject to any final rules implementing the compensation clawback provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) that the SEC and NYSE may adopt. We intend to update our policies to reflect any applicable rules implementing the Dodd-Frank Act clawback requirements that are finalized, released, and become effective.

Pursuant to our Incentive Compensation Forfeiture & Recoupment Disclosure Policy, we will disclose publicly the incentive forfeitures or clawbacks recovered from certain senior executives in the aggregate pursuant to our Detrimental Conduct and Incentive Compensation Recoupment policies described above, subject to certain privacy, privilege, and regulatory limitations.

iii. Stock Ownership & Retention Requirements

Our stock ownership and retention requirements align executive officer and stockholder interests by linking the value realized from equity-based awards to sustainable company performance. Beginning with awards granted for 2012, our Corporate Governance Guidelines require:

Minimum Shares of Common Stock Owned		Retention
Chief Executive Officer	500,000 shares	50% of net after-tax shares received from equity-based awards retained until one year after retirement
Other Executive Officers	300,000 shares	50% of net after-tax shares received from equity-based awards retained until retirement

New executive officers have up to five years to be in compliance with these requirements. Full-value shares and units owned, awarded, or deemed beneficially owned are included in the stock ownership calculations; PRSUs are included only when earned and stock options are not included. Our Code of Conduct prohibits our executive officers and employees from hedging and speculative trading of company securities.

4. Compensation Decisions and Rationale

a. Pay Evaluation & Decision Process

Each year, our Compensation and Benefits Committee reviews our named executive officers' performance using a balanced and disciplined approach to determine their base salaries and variable compensation awards. The approach for 2017 included a full-year assessment of financial results, contributions of the executives to overall company and line of business performance, and progress delivering on our four tenets of Responsible Growth (discussed below). The Committee considers various factors that collectively indicate successful management of our business, including:

- Company, line of business, and individual performance, including financial and non-financial measures
- The manner in which results are achieved, adherence to risk and compliance policies, and the quality of earnings
- Accountability in driving a strong risk management culture and other core values of our company
- Our year-over-year performance relative to our established risk metrics
- Our performance relative to our primary competitor group

The Committee's evaluation includes a robust review of performance scorecards which were enhanced in 2017 to reinforce the alignment with Responsible Growth and its four tenets:

Grow and win in the market	Grow with our customer-focused strategy	Grow within our Risk Framework	Grow in a sustainable manner

For each tenet of Responsible Growth, the scorecard includes metrics tailored for each named executive officer based on company, line of business, risk, financial, and strategic priorities. Pages 45 through 47 provide material factors aligned to each of the four tenets the Committee considered. The Committee evaluates individual performance without assigning weightings to these priorities. A component of the Committee's evaluation is its analysis of the relevant facts and circumstances so it may judiciously assess pay for performance alignment.

The Committee also reviews market pay practices, compensation risk management, and governance practices to help inform its compensation decisions. In addition, the Committee considers market compensation benchmarks from our primary peers, leading international financial institutions, and global companies headquartered in the U.S. spanning all industries of similar size and scope. The Committee's independent consultant, Farient, helps the Committee with these reviews. In addition, the Chief Financial Officer and Chief Risk Officer join the Committee to discuss full-year financial and risk performance and the Committee reviews feedback from our independent control functions (i.e., audit, compliance, finance, human resources, legal, and risk) as part of their assessment. For named executive officers other than our CEO, the Committee also considers our CEO's perspective on performance and pay.

The Committee's assessment of the factors above informs its compensation decisions. Compensation decisions are generally determined on a year-over-year basis without preset target levels of total compensation, without assigning weightings, and without formulaic benchmarking. After taking all of these various inputs into consideration, the Committee applies its business judgment and discretion to determine the appropriate compensation for the named executive officers. The Committee believes this use of business judgment is in the stockholders' best interests as it enables the Committee to appropriately respond to qualitative factors in our Responsible Growth and the dynamic nature of our businesses and industry. For the CEO and the Chief Risk Officer, the Committee's pay recommendations are further reviewed and approved by the independent members of our Board and the Enterprise Risk Committee, respectively.

b. Individual Performance Highlights

Material factors considered in the Committee's assessment of individual performance for 2017 include:

Brian T. Moynihan Chairman and Chief Executive Officer	Mr. Moynihan has served as the Chief Executive Officer of Bank of America Corporation since January 2010 and as Chairman of our Board since October 2014.

Grow and win in the market	• Demonstrated consistent Responsible Growth with positive year-over-year operating leverage for 12 consecutive quarters • Growth in net income to $18.2 billion ($21.1 billion excluding impact of Tax Act) from $17.8 billion in 2016; revenue to $87.4 billion ($88.3 billion excluding impact of Tax Act) from $83.7 billion in 2016 • Our pretax earnings of $29.2 billion were up 17% from the previous year • Delivered on our commitment to long-term shareholder value by returning $15.9 billion in capital through common stock dividends and net share repurchases • Total annual common stockholder return of 35.7% and diluted earnings per share of $1.56 in 2017 ($1.83 excluding impact of the Tax Act) • Continued to drive down the efficiency ratio to 62.7% from 65.8% in 2016
Grow with our customer–focused strategy	• Expanded digital reach with active mobile users up 12% to 24.2 million; introduced new capabilities including Zelle® and a centralized mobile dashboard • Bank of America is the first company to achieve the J.D. Power Mobile App Certification[sm] • Maintained strategic focus on driving cross-business referrals resulting in approximately 6.4 million referrals across businesses, up from 5.5 million in 2016 • Growth in client balances: deposits, loans, and investments; consumer banking net interest income up 14% to $24.3 billion, and GWIM client balances up 10% to $2.75 trillion • Achieved highest customer satisfaction since 2007 and continued to improve Retail and Preferred customer experience scores
Grow within our Risk Framework	• Basel III common equity tier 1 (fully phased-in) ratio at 11.5% from 10.8% in 2016; transitional at 11.8% from 11.0% in 2016; capital levels exceed regulatory requirements for 2019 • Successful approvals of the 2017 CCAR and Recovery and Resolution Plans; received Federal Reserve approval to repurchase an additional $5.0 billion in common shares in December 2017 • Received upgraded long-term debt ratings by S&P and Moody's and recognized for improvement in risk management; credit spreads narrowed to among industry best • Implemented layered credit risk monitoring that enables aggregate monitoring of consumer loans and credit lines with heightened risk factors and layered risks • Reduced non-performing loans, leases, and foreclosed properties by 16%; net charge-off ratio remains near historic low at 44 bps • Continued progress on building a culture of proactive risk management through self-identifying and remediating risks

Grow in a sustainable manner	• ESG performance named to the World Index third year in a row by Dow Jones Sustainability Index and to the North America Index for the fifth consecutive year
	• Simplify & Improve (SIM) and organizational health initiatives continued to drive operational excellence and reduce expenses, allowing reinvestment in our business; SIM generated savings of $384 million and over 1,600 new ideas in 2017
	• Delivered $17.1 billion in 2017 towards low-carbon and sustainable business through lending, investing, capital raising, advisory services, and financial solutions; $66 billion delivered since 2013 with goal of providing $125 billion by 2025
	• Industry leader for diversity & inclusion and best workplace initiatives:
	  • #26 on the 100 Best Workplaces for Diversity by *Fortune*; among the top ten companies in *Diversity MBA Magazine's* ranking of 50 Out Front Companies for Diversity Leadership: Best Places for Women & Diverse Managers to Work; Out & Equal Workplace Excellence "Outie" Award for our programs, policies, and actions supporting our LGBT teammates and equality
	  • #46 on the 50 Best Workplaces for Parents by *Fortune*; #1 industry leader in the "Banks" industry category in the second annual ranking of America's Most JUST Companies by *JUST Capital*; selected for the *Military Times* Best for Vets: Employers 2017 rankings

Paul M. Donofrio Chief Financial Officer	Mr. Donofrio is Chief Financial Officer, with responsibility for the overall financial management of the company, including accounting, balance sheet management, financial planning and analysis, corporate treasury, investor relations, corporate investments, and tax.

Grow and win in the market	• Drove expense management efforts across the company to keep businesses on track to meet our enterprise goal of $53 billion by 2018 • Consistently delivered operating leverage in each quarter of 2017 • Improved business level transparency in cost allocations by providing business leaders with additional information on underlying expense drivers
Grow with our customer–focused strategy	• Continued active engagement with rating agencies, with rating upgrades on our long-term debt from both S&P and Moody's; credit spreads narrowed to among industry best • Instrumental in driving consistent Responsible Growth messaging with bondholders and stockholders • Strengthened relationships with media, sell-side analysts, and investors through increased global investor outreach
Grow within our Risk Framework	• Continued strong execution of the company's CCAR and Resolution and Recovery Planning submissions; first bank holding company to receive Federal Reserve approval for significant common share repurchases outside of CCAR cycle • Executed accounting changes that improved overall financial reporting • Increased capital levels for Basel III advanced common equity tier 1 (fully phased-in) to 11.5% in 2017 from 10.8% in 2016 • Focused on advancing finance capabilities and effectiveness to further support accurate and timely reporting of financial results
Grow in a sustainable manner	• Managed company's debt footprint and liquidity, including issuing more than $37 billion of parent long-term debt to exceed our 2019 minimum requirements for total loss-absorbing capacity; Global Liquidity Sources to remain well in excess of Liquidity Coverage Ratio requirements • Improved strategic focus and alignment of CFO process and technology initiatives; created a centralized CFO function with process optimization and automation capabilities • Launched a number of new diversity and inclusion initiatives within the CFO group to deepen and broaden senior level engagement, increasing accountability to drive a diverse and inclusive environment

Geoffrey S. Greener Chief Risk Officer	Mr. Greener is Chief Risk Officer and is responsible for overseeing the company's governance and strategy for global risk management and compliance, including relationships with key regulators and supervisory institutions worldwide.

Grow and win in the market	• Supported Responsible Growth across the lines of business while encouraging focus on strong client selection and disciplined underwriting within the company's risk appetite • Led multiple interactive large group sessions and engaged with more than 600 leaders across the company in small group sessions to discuss "Lessons Learned from the Financial Crisis" and drive dialogue on how managing risk well is foundational to serving our customers and growing responsibly • Continued strong asset quality across the portfolio with a net charge-off rate of 44 bps in 2017 • Received upgraded long-term debt ratings from S&P and Moody's and recognized for improvement in risk management
Grow with our customer–focused strategy	• Decreased percentage of outstanding consumer loans and leases accruing past due for 90 days or more to 0.92% from 1.24% and reduced non-performing loans, leases, and foreclosed properties by 16% • Reinforced proactive and dynamic risk management including portfolio stress testing, enhanced reporting and extensive reviews in focus areas • Drove consistent execution of our operational risk management program resulting in increased operating effectiveness and improved customer experience
Grow within our Risk Framework	• Improved and matured risk identification processes across the company • Combined the Compliance and Operational Risk organizations under one leader to more effectively manage these key risk types • Continued to improve models and systems to better assess and monitor risks, including heightened risk factors and layered risks, across the company and within various business lines • Drove greater accountability for identifying issues internally and resolving them in a timely manner
Grow in a sustainable manner	• Employee engagement survey scores pertaining to managing risk continue to be at all-time highs and above industry benchmarks • Improved the Global Risk Management operating model to increase effectiveness and efficiency • Launched several programs for female and Black/African-American leaders in Global Risk Management to further develop diverse talent

| Terrence P. Laughlin
Vice Chairman and Head of Global Wealth & Investment Management	Mr. Laughlin is Vice Chairman and Head of Global Wealth & Investment Management, which includes oversight of Merrill Lynch Wealth Management and U.S. Trust. Together, the wealth management businesses are among the largest in the world with $2.8 trillion in total client balances and over 19,000 wealth advisors. Mr. Laughlin also serves on the board for Bank of America Merchant Services and led the sale and ultimate divestiture of our U.K. Card business in 2017.

Grow and win in the market
- Increased net income for GWIM by 11% to $3.1 billion
- Total average loans and leases increased 7% to $152.7 billion
- Increased assets under management to $1.1 trillion from $886 billion in 2016

Grow with our customer–focused strategy
- Increased Wealth Advisor headcount by 3% from 2016
- 119 Merrill Lynch advisors named America's Top Next-Generation Wealth Advisors by *Forbes*
- 19 Merrill Lynch advisors named to *Barron's* Top 100 Women Financial Advisors

Grow within our Risk Framework
- Continued focus on strong underwriting criteria and client selection, keeping credit risk within limits
- Portfolio losses and past due rates within risk limits
- Drove implementation of a fiduciary standard of care for our clients' retirement accounts in advance of new rules

Grow in a sustainable manner
- Return on average allocated capital increased to 22% from 21% in 2016
- Reduced efficiency ratio to 73% from 75% in 2016
- Increased client assets in firm-managed ESG managed portfolio by 35% to $15 billion
- Continued commitment to creating an inclusive environment by establishing new champions and committees to further drive diversity and inclusion efforts

For additional details on GWIM performance, see "2017 Company & Segment Performance" on page 39.

| Thomas K. Montag
Chief Operating Officer	Mr. Montag is Chief Operating Officer and is responsible for all of our businesses that serve companies and institutional investors, including middle-market commercial and large corporate clients, and institutional investor clients. Mr. Montag also oversees Bank of America Merrill Lynch's Global Research and Global Markets Sales and Trading businesses. Bank of America Merrill Lynch serves clients in more than 100 countries and has relationships with 95% of the U.S. Fortune 1000 companies and 79% of the Fortune Global 500.

Grow and win in the market
- Record Global Banking net income of $7.0 billion, up 21% in 2017
- Global Markets net income of $3.3 billion; $3.6 billion excluding net debit valuation adjustments
- Total corporation investment banking fees, excluding self-led deals, increased by 15% to $6.0 billion
- Equities sales and trading revenue increased by 2% due to higher revenue in client financing activities, partially offset by lower revenue in cash and derivative trading
- Fixed-income, currency and commodities sales and trading revenue declined by 8% to $8.7 billion against a backdrop of market headwinds in a low rate, low volatility environment

Grow with our customer–focused strategy
- Consolidated onboarding and servicing functions across products to deliver more client-focused processes and increased adoption of self-service tools by 1,000 clients
- Continued to receive industry-wide recognition for business leadership and performance: Most Innovative Investment Bank of the Year by *The Banker*; #2 Global Research Team by *Institutional Investor*; Best Bank for Global Payments by *The Banker*; North America's Best Bank for Small to Medium-sized Enterprises by *Euromoney*

Grow within our Risk Framework
- Positive Global Markets trading related revenue for all trading days in 2017
- Focused on risk profile by reducing exposures and improved asset quality metrics year-over-year
- Reduced risk profile while improving revenue efficiency—sales and trading return per dollar of average Value at Risk increased by 25%
- Continued to evolve the business to respond to technological, regulatory, and macroeconomic change, including Brexit and the Markets in Financial Instruments Directive II

Grow in a sustainable manner
- Improved employee collaboration and communication flow through standardization of technology and innovating workspaces
- Continued commitment to recruiting and developing diverse talent, and driving an inclusive environment; with 50% female analyst and associate representation
- Improved capability to monitor conduct and drive a culture of compliance

For additional details on Global Banking and Global Markets performance, see "2017 Company & Segment Performance" on page 39.

c. 2017 Compensation Decisions

The Compensation and Benefits Committee determined 2017 variable compensation in January 2018 after completing its review of annual performance as described in "Pay Evaluation & Decision Process" on page 44. The following table summarizes performance year 2017 compensation:

Name	Base Salary ($)	Annual Cash Incentive ($)	Cash-Settled Restricted Stock Units ($)	Performance Restricted Stock Units ($)	Time-Based Restricted Stock Units ($)	Total ($)
Brian T. Moynihan	1,500,000	—	6,450,000	10,750,000	4,300,000	23,000,000
Paul M. Donofrio	1,000,000	4,400,000	—	3,300,000	3,300,000	12,000,000
Geoffrey S. Greener	1,000,000	4,200,000	—	3,150,000	3,150,000	11,500,000
Terrence P. Laughlin	1,000,000	4,100,000	—	3,075,000	3,075,000	11,250,000
Thomas K. Montag	1,250,000	7,100,000	—	5,325,000	5,325,000	19,000,000

Note: Some of the 2017 compensation above differs from the Summary Compensation Table on page 51. SEC rules require that the Summary Compensation Table include equity compensation in the year granted, while the Committee awards equity compensation after the performance year. Therefore, equity-based incentives granted in 2017 for the 2016 performance year are shown in the Summary Compensation Table as 2017 compensation. The equity-based incentives above were granted in 2018 for the 2017 performance year. The Summary Compensation Table also includes elements of compensation not shown above. As previously reported in our 2017 proxy statement, effective February 1, 2017, the annual base salary for Mr. Montag was increased to $1.25 million and the annual salaries for Mr. Donofrio, Mr. Greener, and Mr. Laughlin were increased to $1 million (reflected in the table above).

For a description of the pay components above, see "Executive Pay Components & Variable Pay Mix" on page 41.

d. Goals for Performance Restricted Stock Units

Re-earning the Performance Restricted Stock Units (PRSUs) granted in February 2018 (based on 2017 performance) requires the company to meet average return on assets (ROA) and average adjusted tangible book value (TBV) growth goals over a three-year performance period from 2018-2020. For these awards the Committee increased the three-year average ROA goal by 10 bps at each level. This increase aligns 100% payout on ROA with 90 bps or higher three-year average performance and was made in consideration of strong company performance in 2017. PRSUs are forfeited if both results are below the minimum goals. There is no upside payout opportunity for this award: 100% is the maximum that can be re-earned. For any portion of the PRSU goals achieved, payment will be made after the end of the performance period.

These performance metrics and goals encourage the achievement of sustained stockholder value and Responsible Growth. Additionally, by adjusting TBV growth for approved capital actions, this performance goal is not impacted when the company returns capital to stockholders through share repurchases or dividends (see footnote 2 below).

The performance year 2017 PRSU goals are outlined below:

Three-year Average ROA[1] (50% Weighting)		Three-year Average Growth in Adjusted TBV[2] (50% Weighting)	
Goal	% Earned	Goal	% Earned
< 60bps	0%	< 5.25%	0%
60bps	33⅓%	5.25%	33⅓%
75bps	66⅔%	7.00%	66⅔%
≥ 90bps	100%	≥ 8.50%	100%

Note: Any results achieved above 33⅓% will be interpolated on a straight-line basis between the two nearest goals.

[1] **Three-year Average ROA** means the average "return on assets" for the three calendar years in the performance period. For this purpose, "return on assets" will be based on generally accepted accounting principles (GAAP) at the conclusion of each year.

[2] **Three-year Average Growth in Adjusted TBV** means the average year-over-year percentage change in "adjusted tangible book value" for the three calendar years in the performance period. For this purpose, "adjusted tangible book value" for each year will equal our total common shareholders' equity, less (a) the impact of any capital actions approved (or not objected to) by the Federal Reserve Board and/or approved by our company's Board, and less (b) the sum of the carrying value of (i) goodwill and (ii) intangible assets excluding mortgage servicing rights; adjusted for (iii) deferred tax liabilities directly related to (i) and (ii). Each year-over-year percentage change is measured after the conclusion of each calendar year using the beginning balance as of January 1 and the ending balance as of December 31 of that year.

5. Other Compensation Topics

a. Results for Performance Restricted Stock Units

Performance Restricted Stock Units (PRSUs) have been a component of our executive compensation program since 2011. PRSUs require our executive officers to re-earn awards over the performance period based on achievement of established performance goals and help align management with stockholder interests. Our practice is not to adjust PRSU results for the impact of legacy litigation, fines, and penalties, which has contributed to variance in PRSU payouts since their introduction. We also did not adjust PRSU results for the impact of the Tax Act in 2017. Since 2011, we have had two types of PRSU programs:

5-Year Program

- The 2011 and 2012 PRSUs were based on rolling four quarter return on assets (ROA) goals over a five-year performance period

3-Year Program (current)

- Since 2013, PRSUs have been based 50% on three-year average ROA and 50% on three-year average growth in adjusted tangible book value (TBV) goals. The 2013 and 2014 PRSU results were impacted by the financial effect of legacy issues in 2014

- The 2015 PRSUs[1] completed in 2017 at 102%[2] of the target opportunity based on ROA results of 79 bps and TBV results of 9.61%. Results were negatively impacted by the $2.9 billion charge in 2017 due to the Tax Act. The Committee did not adjust PRSU results for this Tax Act charge. For the portion of the 2015 PRSUs achieved above 100%, payment will be deferred an additional two years



Performance Restricted Stock Unit Results
(as a % of target award opportunity)

(1) Mr. Donofrio, appointed CFO in 2015, did not receive these PRSUs.

(2) Percent earned post waiver (see description below).

Three of the five PRSU awards that have completed their performance periods earned below 100%, as presented above.

The performance results were determined for the applicable performance periods in accordance with the award terms, after giving effect to a voluntary waiver by our named executive officers of any incremental benefit from a 2016 change in a certain accounting method (for additional information, see "Results for Performance Restricted Stock Units" on page 46 of our 2017 proxy statement). The award terms for these PRSUs provide for the calculation of performance results at the conclusion of each calendar year in the performance period. As a result, the performance results above may differ from the results reported under GAAP in our company's audited financial statements.

b. Competitor Groups

Our Compensation and Benefits Committee periodically reviews compensation practices of two competitor groups:
- Our primary competitor group includes five leading U.S. financial institutions—we compete directly with them for customers, employees, and investors, and they follow similar economic cycles to our own
- Leading international financial institutions for perspectives on the global financial services industry

The Committee used the following 2017 competitor groups periodically to evaluate market trends, pay levels, and relative performance in executive compensation, but without any formulaic benchmarking.

Primary Competitor Group		Leading International Financial Institutions	
Citigroup	Morgan Stanley	Banco Santander	Deutsche Bank
Goldman Sachs	Wells Fargo	Barclays	HSBC
JPMorgan Chase		BNP Paribas	Royal Bank of Scotland
		Credit Suisse	UBS

From time to time, the Committee also reviews executive compensation for a leading group of global companies headquartered in the U.S. spanning all industries to get a general perspective on compensation practices for companies of similar size and global scope. For 2017, these companies were: Abbott Laboratories, AT&T, Chevron, Cisco, Coca-Cola, ConocoPhillips, Exxon Mobil, General Electric, IBM, Intel, Johnson & Johnson, PepsiCo, Pfizer, Philip Morris International, Procter & Gamble, Verizon, and Wal-Mart.

In 2017, the Committee assessed our competitor groups, with support from Farient, to include appropriate companies from a competitive and strategic perspective. As part of this assessment, companies were evaluated by criteria including industry, size, and business characteristics. No changes were made to the primary competitor group. The Committee added Royal Bank of Canada and removed Banco Santander and Royal Bank of Scotland from the group of leading international financial institutions for 2018.

c. Retirement Benefits

We provide our named executive officers the opportunity to save for their retirement via employee and employer contributions to qualified and nonqualified defined contribution plans on the same terms as other U.S.-based salaried employees. These plans help us attract and retain key people by providing a means to save for retirement.

Certain named executive officers also participate in various frozen qualified and nonqualified defined benefit pension plans. For more information about these plans, see "Pension Benefits Table" and "Nonqualified Deferred Compensation Table" on pages 59 and 60, respectively.

d. Health and Welfare Benefits & Perquisites

Our named executive officers receive health and welfare benefits, such as medical, life, and long-term disability coverage, under plans generally available to all other U.S.-based salaried employees. Because we have internal expertise on financial advisory matters, we do not charge fees to our named executive officers for their use of our financial advisory services for personal needs. We also may provide certain named executive officers with secured parking. In limited circumstances, we allow spouses to accompany executives traveling for a business-related purpose and pay for other incidental expenses. Our policy provides for the use of corporate aircraft by senior management for approved emergency travel. For reasons of security, personal safety, and efficiency, we require our CEO to use corporate aircraft for all air travel (business, commuting, and personal). Pursuant to his aircraft time-sharing agreement, our CEO reimburses our company for costs related to his use of our aircraft for commuting.

e. Tax Deductibility of Compensation

Prior to 2018, a public company was limited by the Internal Revenue Code to a $1 million deduction for compensation paid to its CEO or any of its three other most highly compensated executive officers (other than the chief financial officer) who were employed at year-end. This limitation did not apply to compensation that met the tax code requirements for qualifying performance-based compensation. Changes in tax law effective January 1, 2018 limit a public company's deductions to $1 million for compensation paid to its CEO, chief financial officer, and each of its three other most highly compensated executive officers, as well as to any individual who was subject to the $1 million deduction limitation in 2017 or any later year. Under the revised law, there is no exception for qualifying performance-based compensation unless it is pursuant to a written binding contract in effect as of November 2, 2017 (the Transition Date).

Certain annual cash incentive awards and equity-based incentive awards made on or before the Transition Date may satisfy the requirements for deductible compensation. Any compensation in excess of $1 million paid to a covered person after 2017 will not be deductible unless it qualifies for transition relief. The Committee continues to retain the discretion to make awards and pay amounts that do not qualify as deductible.

Compensation and Benefits Committee Report

Our Compensation and Benefits Committee has reviewed and discussed with management the Compensation Discussion and Analysis that immediately precedes this report. Based on this review and discussion, our Compensation and Benefits Committee has recommended to our Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into our annual report on Form 10-K for the year ended December 31, 2017.

Submitted by the
Compensation and Benefits Committee of the Board:

Monica C. Lozano, Chair
Pierre J. P. de Weck
Arnold W. Donald
Linda P. Hudson
Michael D. White
R. David Yost

Executive Compensation

Summary Compensation Table

The following table shows compensation paid, accrued, or awarded with respect to our named executive officers during the years indicated:

2017 Summary Compensation Table[1]

Name and Principal Position[2]	Year	Salary ($)[3]	Bonus ($)[3][4]	Stock Awards ($)[5]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[6]	All Other Compensation ($)[7]	Total ($)
Brian T. Moynihan Chairman and Chief Executive Officer	2017	1,500,000	0	19,524,730	0	494,838	260,264	21,779,832
	2016	1,500,000	0	13,752,000	0	495,467	192,665	15,940,132
	2015	1,500,000	0	11,791,073	0	100,505	431,776	13,823,354
Paul M. Donofrio Chief Financial Officer	2017	987,500	4,400,000	6,585,670	0	124,139	80,325	12,177,634
	2016	850,000	4,160,000	5,491,312	0	59,762	51,018	10,612,092
	2015	645,833	3,860,000	5,959,618	0	0	124,937	10,590,388
Geoffrey S. Greener Chief Risk Officer	2017	987,500	4,200,000	6,110,735	0	1,071	54,298	11,353,604
	2016	850,000	3,860,000	4,780,000	0	900	52,229	9,543,129
	2015	850,000	3,360,000	4,398,594	0	1,013	49,446	8,659,053
Terrence P. Laughlin Vice Chairman and Head of Global Wealth & Investment Management	2017	987,500	4,100,000	5,952,440	0	7,553	50,862	11,098,355
	2016	850,000	3,760,000	4,922,277	0	0	57,940	9,590,217
	2015	850,000	3,460,000	4,398,594	0	0	51,506	8,760,100
Thomas K. Montag Chief Operating Officer	2017	1,229,167	7,100,000	10,131,778	0	0	17,500	18,478,445
	2016	1,000,000	6,400,000	8,251,212	0	0	17,500	15,668,712
	2015	1,000,000	5,800,000	7,997,416	0	0	17,500	14,814,916

(1) SEC rules require the Summary Compensation Table to include in each year's amount the aggregate grant date fair value of stock awards granted during the year. Typically, we grant stock awards early in the year as part of total year-end compensation awarded for prior year performance. As a result, the amounts for stock awards generally appear in the Summary Compensation Table for the year after the performance year upon which they were based, and therefore the Summary Compensation Table does not fully reflect our Compensation and Benefits Committee's view of its pay-for-performance executive compensation program for a particular performance year. For example, amounts shown as 2017 compensation in the "Stock Awards" column reflect stock awards granted in February 2017 for 2016 performance. See "Compensation Discussion and Analysis" on page 37 for a discussion about how the Committee viewed its 2017 compensation decisions for the named executive officers.

(2) All listed named executive officer positions are those held as of December 31, 2017.

(3) Includes any amounts voluntarily deferred under our qualified 401(k) plans and our nonqualified deferred compensation plan. See "Nonqualified Deferred Compensation Table" on page 60.

(4) Amounts reflect annual cash incentive awards received by the named executive officers for performance in the applicable year.

(5) Amounts shown are the aggregate grant date fair value of CRSUs, PRSUs, and TRSUs granted in the year indicated. Grants of stock-based awards (excluding CRSUs) include the right to receive cash dividends only if and when the underlying award becomes vested and payable. The grant date fair value is based on the closing price of our common stock on the applicable grant date (for 2017, $24.58). For the PRSUs granted in 2017, the actual number of PRSUs earned (0% up to the maximum level of 100%) will depend on our company's future achievement of specific ROA and growth in adjusted TBV goals over a three-year performance period ending December 31, 2019. Values in the Stock Awards column assume that 100% (the maximum level) of the PRSUs granted would vest as the probable outcome for purposes of determining the grant date fair value. See "Grants of Plan-Based Awards Table" on page 54 for a description of the CRSUs, PRSUs, and TRSUs granted in 2017.

(6) The following table shows the change in pension value and the amount of any above-market earnings on nonqualified deferred compensation for the named executive officers:

Name	Change in Pension Value ($)	Above-Market Earnings on Nonqualified Deferred Compensation ($)
Brian T. Moynihan	424,351	70,487
Paul M. Donofrio	124,139	0
Geoffrey S. Greener	1,071	0
Terrence P. Laughlin	7,553	0
Thomas K. Montag	0	0

The "Change in Pension Value" equals the change in the actuarial present value of all pension benefits from December 31, 2016 to December 31, 2017. For this purpose, in accordance with SEC rules, the present value was determined using the same assumptions applicable for valuing pension benefits for purposes of our financial statements. See "Pension Benefits Table" on page 59.

Effective June 30, 2012, Bank of America froze pension plan accruals under all of its U.S. pension plans for all employees. As a result, the named executive officers are not accruing any additional pension benefits with respect to any compensation or service after June 30, 2012.

For Mr. Moynihan, the amount reported above under "Change in Pension Value" results primarily because of frozen annuity benefits under a legacy SERP. The monthly annuity benefit amount has not changed since the SERP was frozen. However, the present value of the benefit increases each year because he is a year closer to the plan's retirement age.

The above-market earnings on nonqualified deferred compensation result from Mr. Moynihan's participation in a legacy FleetBoston deferred compensation plan. See "Nonqualified Deferred Compensation Table" on page 60.

(7) The following table shows all amounts included in the "All Other Compensation" column for each named executive officer in 2017:

2017 All Other Compensation Table

Name	Benefit, Tax, and Financial Advisory Services ($)	Use of Corporate Aircraft ($)	Matching & Other Employer Contributions to Qualified Plans ($)	Business Related Gifts & Guest Travel ($)	Total ($)
Brian T. Moynihan	29,976	205,084	20,000	5,204	260,264
Paul M. Donofrio	29,976	28,492	20,000	1,857	80,325
Geoffrey S. Greener	29,976	0	20,000	4,322	54,298
Terrence P. Laughlin	29,976	0	20,000	886	50,862
Thomas K. Montag	0	0	17,500	0	17,500

For certain amounts reported in the table, the incremental cost to us in providing the benefits differs from the out-of-pocket cost and is determined as follows:

Benefit	Determination of Incremental Cost
Benefit, Tax, and Financial Advisory Services	Determined using a method that takes into account our actual direct expenses (such as rent, applicable compensation and benefits, and travel) paid with respect to our employees who provide benefit, tax, and financial advisory services to our executive officers and other eligible executives.
Use of Corporate Aircraft	For corporate-owned or leased aircraft, determined using a method that takes into account all variable costs such as landing fees, aircraft fuel expense, and plane repositioning costs. Since we use our aircraft primarily for business travel, we do not include the fixed costs that do not change based on usage, such as crew salaries and the acquisition costs of corporate-owned or leased aircraft. For aircraft provided by a third-party vendor, determined using a method that takes into account the contracted per-hour costs, fuel charges, segment fees, and taxes, as well as a proportional share of the monthly management fee and insurance costs. Aggregate incremental cost, if any, of travel by the executive officer's spouse or guest when accompanying the executive officer for business-related purposes also is included.

All use of our corporate aircraft by our named executive officers in 2017 was consistent with our policy. The amount shown for Mr. Moynihan for use of corporate aircraft reflects the aggregate incremental cost to our company for (i) elements of business- and/or business-development related flights and (ii) all personal flights taken for non-commuting, non-business purposes. We generally do not consider amounts related to business- and/or business-development related flights as compensation to Mr. Moynihan. Further, we consider the amounts related to Mr. Moynihan's personal and commuting use of our corporate aircraft to be necessary business expenses for reasons of security, personal safety, and efficiency. However, SEC rules require that we include in the Summary Compensation Table the value of certain flights or portions of certain flights as a perquisite. Under his aircraft time-sharing agreement, during 2017 Mr. Moynihan reimbursed our company for the incremental cost of flights on our corporate aircraft for commuting purposes. Mr. Moynihan is responsible for his own taxes on any imputed income resulting from his personal use of our corporate aircraft. The amount shown for Mr. Donofrio for use of corporate aircraft reflects the aggregate incremental cost to our company for emergency travel by Mr. Donofrio.

Spouses and guests of named executive officers were invited to our company's annual strategic planning meeting in November 2017 and certain client events. The table includes any incremental cost to us of any named executive officer's spouse or guest business-related travel expenses and any other incidental event-related expenses.

The table does not include any amounts for personal benefits provided to our named executive officers for which we believe there is no aggregate incremental cost to us, including use of corporate-owned or -leased apartments and vehicles, and travel by spouses or guests on corporate or third-party vendor aircraft and the use of ground transportation and shared lodging when accompanying an executive for a business-related purpose.

Grants of Plan-Based Awards Table

The following table shows additional information regarding CRSUs, PRSUs, and TRSUs granted to our named executive officers in February 2017 that were awarded for 2016 performance. For information about equity-based awards granted to our named executive officers in February 2018 for 2017 performance, see "Compensation Discussion and Analysis" beginning on page 37.

Grants of Plan-Based Awards in 2017

Name	Award Type	Grant Date	Approval Date	Estimated Future Payouts Under Equity Incentive Plan Awards[1]			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards ($)[2]
				Threshold (#)	Target (#)	Maximum (#)		
Brian T. Moynihan	CRSU	2/15/2017	2/8/2017	—	—	—	238,300	5,857,414
	PRSU	2/15/2017	2/8/2017	132,389	397,167	397,167	—	9,762,365
	TRSU	2/15/2017	2/8/2017	—	—	—	158,867	3,904,951
Paul M. Donofrio	PRSU	2/15/2017	2/7/2017	44,654	133,964	133,964	—	3,292,835
	TRSU	2/15/2017	2/7/2017	—	—	—	133,964	3,292,835
Geoffrey S. Greener	PRSU	2/15/2017	2/7/2017	41,434	124,303	124,303	—	3,055,368
	TRSU	2/15/2017	2/7/2017	—	—	—	124,303	3,055,368
Terrence P. Laughlin	PRSU	2/15/2017	2/7/2017	40,361	121,083	121,083	—	2,976,220
	TRSU	2/15/2017	2/7/2017	—	—	—	121,083	2,976,220
Thomas K. Montag	PRSU	2/15/2017	2/7/2017	68,699	206,098	206,098	—	5,065,889
	TRSU	2/15/2017	2/7/2017	—	—	—	206,098	5,065,889

(1)　The number of PRSUs reported above assumes that the performance goal achieved is at threshold, target, or maximum for both the three-year average ROA and average growth in adjusted TBV performance metrics; see "PRSUs to All of the Named Executive Officers" on page 55. There is no upside payout opportunity for this award: the target amount is the maximum that can be re-earned.

(2)　The number of CRSUs, PRSUs, and TRSUs granted in 2017 was calculated by dividing the original award value determined by our Compensation and Benefits Committee by the average closing price of our common stock for the 10-day period ending on, and including, the grant date. Because the grant date fair value is based on the closing price of our common stock on the grant date ($24.58), the dollar amount of the grant date fair value will differ slightly from the original award value determined by our Compensation and Benefits Committee. For additional information about the applicable assumptions for determining the grant date fair value of restricted stock unit awards, see footnote 5 to the Summary Compensation Table.

EIC Plan Awards. For compensation pursuant to a written binding contract in effect as of November 2, 2017, the Executive Incentive Compensation Plan (EIC Plan) allows us to provide annual incentive compensation to our named executive officers that may be deductible by our company without regard to the $1 million deduction limit under Section 162(m) of the Internal Revenue Code. Under the EIC Plan, our stockholders have authorized an annual award for each participant of up to 0.20% of our net income. The Committee selects the participants for each performance year, and can award participants any amount up to the maximum in any combination of cash, restricted stock, or restricted stock units. See "Tax Deductibility of Compensation" on page 50 for a discussion about how recent changes in tax law have impacted Section 162(m) of the Internal Revenue Code. The Committee retains the discretion to make awards and pay our executives amounts, including annual incentive compensation payments, that do not qualify as deductible compensation.

The cash awards for performance year 2017 that are shown under the 2017 "Bonus" column in the Summary Compensation Table were made under the EIC Plan for participating named executive officers, which included each named executive officer. The PRSU, CRSU, and TRSU awards for performance year 2016 that are included under the 2017 "Stock Awards" column in the Summary Compensation Table also were made under the EIC Plan for participating named executive officers, which included each named executive officer.

Equity-based Awards Granted in 2017 for Performance in 2016. The following describes the material terms of the CRSUs, PRSUs, and TRSUs granted to our named executive officers in February 2017 for their performance in 2016:

Clawbacks and Covenants Applicable to All Equity-based Awards
- Each equity-based award may be forfeited or recouped for detrimental conduct or the violation of anti-hedging/derivative transactions policies

- Awards also are subject to recoupment (i) under our Incentive Compensation Recoupment Policy, and (ii) under any policies we may adopt to implement final, released, and effective rules implementing Section 954 of the Dodd-Frank Act

CRSUs (only for Mr. Moynihan)

- This CRSU award granted in February 2017 vested and paid monthly in cash over 12 months from March 2017 through February 2018, based on the closing price of our common stock as of the 15th day of each month

- Any unpaid portion of the award was subject to immediate full vesting and payment in case of termination of employment due to death or disability, and would have been forfeited for any other termination reason during the vesting period

PRSUs to All of the Named Executive Officers

- The PRSUs granted in February 2017 are re-earned based on return on assets (ROA) and growth in adjusted tangible book value (TBV) goals over a three-year performance period from January 1, 2017 through December 31, 2019. The following highlights the performance metrics and goals of these PRSU awards:

  - "Three-year Average ROA" means the average "return on assets" for the three calendar years in the performance period. For this purpose, "return on assets" will be determined for each year at the conclusion of that year in accordance with generally accepted accounting principles (GAAP) as used at the conclusion of that year for financial statements reported or recast as of January 1, 2017

  - "Three-year Average Growth in Adjusted TBV" means the average for the three-year performance period of the year-over-year percentage change in "adjusted tangible book value" measured as of December 31 each year. For this purpose, "Adjusted Tangible Book Value" will equal our total common shareholders' equity, less (a) the impact of any capital actions approved (or not objected to) by the Federal Reserve Board and approved by our company's Board, and taken by our company during 2017, 2018, and 2019, and less (b) the sum of the carrying value of (i) goodwill and (ii) intangible assets excluding mortgage servicing rights; adjusted for (iii) deferred tax liabilities directly related to (i) and (ii). Each year-over-year percentage change is to be measured at the conclusion of each calendar year using the ending balance as of December 31 of the prior year and the ending balance as of December 31 of the current year. For purposes of this measurement, each ending balance is to be determined based on GAAP as used at the conclusion of the current year for financial statements reported or recast as of January 1, 2017

  - The awards are equally weighted with 50% based on ROA goals and 50% based on adjusted TBV growth goals. The portion of the PRSUs earned for the performance period depends on the level of our average ROA and adjusted TBV growth. No PRSUs will be earned if results are below the minimum goals. Results above the 33⅓% goal will be interpolated on a straight-line basis between the two nearest goals

Three-year Average ROA (50% Weighting)		Three-year Average Growth in Adjusted TBV (50% Weighting)	
Goal	% Earned	Goal	% Earned
Less than 50bps	0%	Less than 5.25%	0%
50bps	33⅓%	5.25%	33⅓%
65bps	66⅔%	7.00%	66⅔%
80bps	100%	8.50%	100%

- Any PRSUs earned for the performance period will be settled on March 1, 2020 in shares of our common stock, net of applicable taxes. There is no upside payout opportunity for this award: 100% is the maximum that can be re-earned

- Cash dividend equivalents are accrued and paid only if and when the underlying units become vested and payable

- To encourage sustainable, long-term performance, PRSUs are subject to performance-based cancellation, and payment on a settlement date is specifically conditioned on our company or the applicable segments remaining profitable over the performance period. If a loss is determined to have occurred, our Compensation and Benefits Committee, together with key control functions, will review losses and the executive officer's accountability. The Committee will then make a final determination to either take no action or to cancel all or a portion of the part of the executive officer's award otherwise payable as of the applicable settlement date. All such determinations will be final and binding

- The following chart shows how the PRSUs are treated if a named executive officer terminates employment:

Reason for Termination	Impact on Vesting and Payment Date
Death	Full vesting at the maximum level; immediate payment
Disability	Continue to earn and pay per schedule, subject to return on assets and adjusted TBV performance, covenants,[1] and performance-based cancellation
Involuntary for cause[2]	Cancelled
Involuntary without cause or voluntary	Cancelled, unless eligible for Qualifying Termination
Qualifying Termination[3]	Continue to earn and pay per schedule, provided the executive officer does not subsequently work for a competitive business and annually provides a written certification of compliance and subject to return on assets and adjusted TBV performance, covenants,[1] and performance-based cancellation

(1) Covenants for vesting purposes are nonsolicitation, detrimental conduct, and compliance with anti-hedging/derivative transactions policies. Awards also are subject to recoupment (i) under our Incentive Compensation Recoupment Policy, (ii) in case of violation of covenants regarding detrimental conduct and anti-hedging/derivative transactions policies, and (iii) any policies we may adopt to implement final, released, and effective rules implementing Section 954 of the Dodd-Frank Act.

(2) For purposes of these awards, "cause" is generally defined as a termination of an employee's employment if it occurs in conjunction with a determination that the employee has (i) committed an act of fraud or dishonesty in the course of his employment; (ii) been convicted of (or pleaded no contest with respect to) a crime constituting a felony; (iii) committed an act or omission which causes the employee or Bank of America or its subsidiaries to be in violation of federal or state securities laws, rules or regulations, and/or the rules of any exchange or association of which Bank of America is a member, including statutory disqualification; (iv) failed to perform job function(s), which Bank of America views as being material to his or her position and the overall business of Bank of America Corporation and its subsidiaries under circumstances where such failure is detrimental to Bank of America Corporation or any subsidiary; (v) materially breached any written policy applicable to employees of Bank of America Corporation and its subsidiaries, including, but not limited to, the Bank of America Corporation Code of Conduct and General Policy on Insider Trading; or (vi) made an unauthorized disclosure of any confidential or proprietary information of Bank of America Corporation or its subsidiaries or has committed any other material violation of Bank of America's written policy regarding Confidential and Proprietary Information.

(3) A Qualifying Termination means any voluntary or involuntary termination (other than for death, disability, or "cause") after the executive has met certain specified age and/or service requirements. For most of the named executive officers, the executive must have at least 10 years of service and his or her age and years of service must add up to at least 60. Mr. Montag has a special eligibility standard set forth in his offer letter. Currently, each of the named executive officers meets the applicable requirements for a Qualifying Termination.

TRSUs to All of the Named Executive Officers

- The TRSUs granted in February 2017 vest ratably over three years and are payable in shares of our common stock, net of applicable taxes

- Cash dividend equivalents are accrued and paid only if and when the underlying units become vested and payable

- Treatment upon termination of employment is substantially the same as for the PRSUs noted above

- The TRSUs are subject to substantially the same performance-based cancellation as the PRSUs noted above in case of losses during the vesting period

Year-End Equity Values and Equity Exercised or Vested Table

The following table shows certain information about unexercised options and unvested restricted stock unit awards as of December 31, 2017:

Outstanding Equity Awards as of December 31, 2017

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares/ Units of Stock That Have Not Vested (#)	Market Value of Shares/ Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares/ Units of Stock That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Unearned Shares/ Units of Stock That Have Not Vested ($)[1]
Brian T. Moynihan	166,667	—	42.70	2/15/2018	47,326[2]	1,397,064	—	—
	—	—	—	—	354,939[3]	10,477,799	—	—
	—	—	—	—	7,098[4]	209,533	—	—
	—	—	—	—	153,440[5]	4,529,549	719,246[6]	21,232,142
	—	—	—	—	158,867[7]	4,689,754	397,167[8]	11,724,370
	—	—	—	—	39,717[9]	1,172,446	—	—
Paul M. Donofrio	26,250	—	42.70	2/15/2018	119,599[2]	3,530,562	—	—
	—	—	—	—	153,175[5]	4,521,726	287,202[6]	8,478,203
	—	—	—	—	133,964[7]	3,954,617	133,964[8]	3,954,617
Geoffrey S. Greener	—	—	—	—	44,136[2]	1,302,895	—	—
	—	—	—	—	132,408[3]	3,908,684	—	—
	—	—	—	—	2,648[4]	78,169	—	—
	—	—	—	—	133,334[5]	3,936,020	250,000[6]	7,380,000
	—	—	—	—	124,303[7]	3,669,425	124,303[8]	3,669,425
Terrence P. Laughlin	—	—	—	—	44,136[2]	1,302,895	—	—
	—	—	—	—	132,408[3]	3,908,684	—	—
	—	—	—	—	2,648[4]	78,169	—	—
	—	—	—	—	137,302[5]	4,053,155	257,441[6]	7,599,658
	—	—	—	—	121,083[7]	3,574,370	121,083[8]	3,574,370
Thomas K. Montag	2,102,216	—	30.71	8/4/2018	80,247[2]	2,368,891	—	—
	—	—	—	—	240,741[3]	7,106,674	—	—
	—	—	—	—	4,814[4]	142,109	—	—
	—	—	—	—	230,160[5]	6,794,323	431,548[6]	12,739,297
	—	—	—	—	206,098[7]	6,084,013	206,098[8]	6,084,013

(1) Value is based on the closing price of our common stock on December 29, 2017, which was $29.52 per share.

(2) *2015 TRSUs.* This award vested and was paid on February 13, 2018. For Mr. Donofrio only, this award was settled in cash.

(3) *2015 PRSUs (Performance Achieved—up to 100%).* Represents restricted stock units issued upon satisfaction of performance up to 100% and that were outstanding as of December 31, 2017. These restricted stock units vested and were paid on March 1, 2018. See the description of our company's performance and satisfaction of the performance measures for the 2015 PRSUs in "Compensation Discussion and Analysis" beginning on page 37.

(4) *2015 PRSUs (Performance Achieved—above 100%).* Represents restricted stock units issued upon satisfaction of performance above 100% and that were outstanding as of December 31, 2017. These restricted stock units will vest and be paid on March 1, 2020. See the description of our company's performance and satisfaction of the performance measures for the 2015 PRSUs in "Compensation Discussion and Analysis" beginning on page 37.

(5)   *2016 TRSUs*. One-half of the outstanding award vested and was paid on February 15, 2018, and one-half is scheduled to vest and be paid on February 15, 2019.

(6)   *2016 PRSUs (Performance Not Yet Achieved)*. Vesting is based on our company's achievement of specific ROA and growth in adjusted TBV goals over a three-year performance period ending December 31, 2018. The number of PRSUs shown in the table above is based on achievement of maximum performance. See the description of the 2016 PRSUs and vesting terms following "Grants of Plan-Based Awards Table" on page 51 of our 2017 proxy statement.

(7)   *2017 TRSUs*. One-third of the outstanding award vested and was paid on February 15, 2018, one-third is scheduled to vest and be paid on February 15, 2019, and one-third is scheduled to vest and be paid on February 15, 2020.

(8)   *2017 PRSUs (Performance Not Yet Achieved)*. Vesting is based on our company's achievement of specific ROA and growth in adjusted TBV goals over a three-year performance period ending December 31, 2019. The number of PRSUs shown in the table above is based on achievement of maximum performance. See the description of the 2017 PRSUs and vesting terms following "Grants of Plan-Based Awards Table" on page 54.

(9)   *2017 CRSUs*. These vested and were paid on January 15 and February 15, 2018.

The following table shows information regarding the value of restricted stock units vested during 2017:

Stock Vested in 2017

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)[2]
Brian T. Moynihan	726,088	18,072,589
Paul M. Donofrio	308,366	7,380,176
Geoffrey S. Greener	191,932	4,623,420
Terrence P. Laughlin	290,328	7,176,990
Thomas K. Montag	537,644	13,310,049

(1)   This column includes the gross number of CRSUs (Mr. Moynihan only), PRSUs, and/or TRSUs that were settled and paid in cash or stock during 2017, and includes any amounts that were withheld for applicable taxes. The following number of cash-settled units vested for each of our named executive officers: Mr. Moynihan, 504,019; Mr. Donofrio, 231,779; Mr. Greener, 81,130; Mr. Laughlin, 96,977; Mr. Montag, 172,536.

(2)   The value represents the gross number of shares or units that vested, multiplied by the closing price of our common stock on the applicable vesting date, and includes any amounts that were withheld for applicable taxes. Shares acquired by our named executive officers are subject to our stock ownership and retention requirements, as applicable. These requirements are discussed in "Compensation Discussion and Analysis" on page 37.

Pension Benefits Table

The following table provides information regarding the retirement benefits our named executive officers may receive under our defined benefit pension plans in which they participate, all of which have been frozen (meaning that benefits are no longer accruing for compensation or service after the plan freeze date).

Pension Benefits in 2017

Name	Plan Name	Number of Years Credited Service (#)[1]	Present Value of Accumulated Benefit ($)[2]	Payments During Last Fiscal Year ($)
Brian T. Moynihan	Fleet Legacy Pension Plan[3]	19.25	375,311	0
	Fleet Retirement Income Assurance Plan	19.25	237,152	0
	Fleet SERP	12.75	8,563,253	0
Paul M. Donofrio	Bank of America Legacy Pension Plan[3]	14.00	222,512	0
	Pension Restoration Plan	14.00	519,987	0
Geoffrey S. Greener	Bank of America Legacy Pension Plan[3]	4.75	48,148	0
	Pension Restoration Plan	4.75	705	0
Terrence P. Laughlin	Fleet Legacy Pension Plan[3]	14.08	158,862	0
Thomas K. Montag[4]	N/A	—	—	—

(1) The years of credited service for each named executive officer (except Mr. Montag) is less than his actual service with us (which at December 31, 2017 was 24.75 years for Mr. Moynihan, 18.58 years for Mr. Donofrio, 10.25 years for Mr. Greener, and 25.42 years for Mr. Laughlin) because the listed plans have been frozen. In addition, Mr. Moynihan's years of credited service under the Fleet SERP is less than his years of credited service under the pension plan because Mr. Moynihan requested his Fleet SERP be frozen in 2005 (six and a half years before the pension plan was frozen).

(2) The value of plan benefits reflects the actuarial present value of each named executive officer's accumulated benefits under the pension plans in which the named executive officer participates. The present value was determined using the same assumptions applicable for valuing pension benefits in our financial statements. See Note—Employee Benefit Plans to the Consolidated Financial Statements for the 2017 fiscal year included in our 2017 annual report on Form 10-K.

(3) The Bank of America Pension Plan includes the Fleet Legacy Pension Plan and the Bank of America Legacy Pension Plan as component plans.

(4) Mr. Montag does not participate in any tax-qualified pension plans or restoration or supplemental retirement plans.

The following describes the material features of our pension plans in which the named executive officers participate.

Qualified Pension Plan. During 2017, all of our named executive officers (other than Mr. Montag) participated in one of the legacy components of The Bank of America Pension Plan (Pension Plan). The component plans are cash balance pension plans where notional cash balance accounts grow based on notional credits. As of June 30, 2012, participants no longer receive compensation credits or years of credited service under the Pension Plan.

Participants in the Legacy Fleet component plan continue to receive notional interest credits based on the one-year U.S. Treasury Note yield, subject to a minimum annual rate of 3.25%. Participants in the Legacy Bank of America component plan continue to receive notional interest credits based on the 10-year U.S. Treasury Note yield for their post-2007 accounts and notional investment credits based on selected investment choices for their pre-2008 accounts.

All participating named executive officers are vested under the Pension Plan and can receive their cash balance account in a lump sum, or an actuarial equivalent form of benefit.

Nonqualified Pension Plans and SERPs. During 2017, certain named executive officers participated in one or more of the following:

- The Bank of America Pension Restoration Plan (Pension Restoration Plan)

- Retirement Income Assurance Plan for Legacy Fleet (Fleet RIAP)

- FleetBoston Financial Corporation Supplemental Executive Retirement Plan (Fleet SERP)

The Pension Restoration Plan and Fleet RIAP provide benefits for qualified pension plan participants whose retirement benefits were reduced due to IRS limits on qualified plans. These plans were frozen, along with the corresponding qualified pension plans, effective June 30, 2012. Each participating named executive officer's nonqualified pension plan benefits are fully vested and payable as either a lump sum or annual installments over a period of up to 10 years beginning in a year after termination (other payment options may be available for legacy benefits).

Mr. Moynihan's Fleet SERP benefit is equal to a percentage of final average compensation (based on previously frozen compensation), reduced benefits from the Fleet Legacy Pension Plan, and the Fleet RIAP. Mr. Moynihan's participation in the Fleet SERP was frozen at his request effective December 31, 2005, and he elected this benefit to be payable as a lump sum payment determined using the actuarial assumptions in effect under the Fleet Legacy Pension Plan in 2005.

Nonqualified Deferred Compensation Table

The following table shows information about the participation by each named executive officer in our nonqualified deferred compensation plans. In 2017, there were no contributions made by us or our named executive officers to these plans.

Nonqualified Deferred Compensation in 2017

Name	Plan Name	Aggregate Earnings in 2017 ($)[1]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at December 31, 2017 ($)[2]
Brian T. Moynihan	Bank of America Deferred Compensation Plan	75,895	0	493,214
	Fleet Deferred Compensation Plan	191,801	0	1,790,139
	Fleet Executive Supplemental Plan	164,663	0	761,083
Paul M. Donofrio	Bank of America Deferred Compensation Plan	934,011	0	5,247,216
Geoffrey S. Greener	Bank of America Deferred Compensation Plan	65	0	476
Terrence P. Laughlin	Bank of America Deferred Compensation Plan	—	—	—
	Fleet Deferred Compensation Plan	15,540	0	404,046
Thomas K. Montag	Bank of America Deferred Compensation Plan	—	—	—

(1) The Bank of America Deferred Compensation Plan allows participants to direct their deferrals among the same investment choices as available under The Bank of America 401(k) Plan. The Fleet Deferred Compensation Plan credits pre-1998 deferrals with interest at an annual rate of 12%, which cannot be changed due to the FleetBoston acquisition. Deferrals made under the plan between 1998 and 2001 are credited with interest at an annual rate of 4% and 2002 deferrals receive interest based on the return for the one-year Treasury Bill. The Fleet Executive Supplemental Plan offered participants the following investment options, which posted the corresponding returns for 2017: Columbia Core Bond Fund, 3.92%; Columbia Large Cap Growth Fund, 27.98%; Invesco Equity & Income Fund, 10.88%; and Stable Value Fund, 2.08%.

(2) The following table identifies amounts that have already been reported as compensation in our Summary Compensation Table for the current or prior years:

Name	Amount of 2017 Contributions and Earnings Reported As Compensation in 2017 Summary Compensation Table ($)	Amounts in "Aggregate Balance at December 31, 2017" Column Reported As Compensation in Summary Compensation Tables for Prior Years ($)
Brian T. Moynihan	70,487	687,688
Paul M. Donofrio	0	0
Geoffrey S. Greener	0	0
Terrence P. Laughlin	0	0
Thomas K. Montag	0	0

The following describes the material features of our nonqualified deferred compensation plans in which the named executive officers participate.

Deferred Compensation Plan. Each of our named executive officers is eligible to participate in the Bank of America Deferred Compensation Plan, which is a nonqualified retirement savings plan that allows for deferrals above the IRS limits on qualified plans. Participants may elect to defer up to 50% of base salary and up to 75% of certain eligible incentive awards. Employer contributions made under the plan, if any, when combined with the employer contributions under the 401(k) plan, will not exceed the maximum employer contributions allowable under the 401(k) Plan—$12,500 for matching contributions and $7,500 for annual company contributions. Participants may generally elect to receive their distribution in a lump sum payment or installments payable up to 15 years. Participants are not subject to U.S. federal income tax on amounts that they deferred or any notional investment earnings (based on elections of the same investment options as under the 401(k) Plan) until those amounts are distributed to them, and we do not take a tax deduction on these amounts until they are distributed.

FleetBoston Financial Corporation Executive Deferred Compensation Plan No. 2. Mr. Moynihan and Mr. Laughlin have accounts under the FleetBoston Financial Corporation Executive Deferred Compensation Plan No. 2 (Fleet Deferred Compensation Plan), which is a nonqualified retirement savings plan. Prior to being closed to deferrals in 2002, participants could defer base salary and certain bonuses under the plan. Participants can elect payments in a lump sum or up to 15 annual installments either on or after termination of employment, but not beyond the year in which the participant turns 65.

FleetBoston Financial Corporation Executive Supplemental Plan. Mr. Moynihan has an account under the FleetBoston Financial Corporation Executive Supplemental Plan (Fleet Executive Supplemental Plan), which is a nonqualified retirement savings plan that allowed deferrals above the IRS limits on qualified plans. This plan was closed to contributions in 2004. Payments are made in a lump sum or up to 15 annual installments beginning in the year of termination of employment or any later year elected by the participant, but not beyond the year in which the participant turns 65.

Potential Payments upon Termination or Change in Control

We do not have any agreements with our named executive officers that provide for cash severance payments upon termination of employment or a change in control. In addition, under our policy regarding executive severance agreements, we will not enter into employment or severance agreements with our executive officers that provide severance benefits exceeding two times base salary and bonus (as defined under our policy), unless the agreement has been approved by our stockholders.

Potential Payments from Equity-based Awards

Our equity-based awards to our named executive officers include standard provisions that cause awards to vest or be forfeited upon termination of employment, depending on the reason for termination. These provisions for awards granted in 2017 are described in more detail above, and those details can be found for awards granted in prior years in our prior proxy statements.

In general, our awards provide for continued payments on the original schedule after certain types of termination of employment, subject to the following conditions:

- In case of a "Qualifying Termination" (sometimes referred to in prior years as "Rule of 60"), the award continues to be paid according to the award's payment schedule if the executive complies with certain covenants, including not working for a competitive business. A Qualifying Termination means any voluntary or involuntary termination (other than for death, disability, or cause) after the executive has met certain specified age and/or service requirements. For most of the named executives officers, the executive must have at least 10 years of service and his or her age and years of service must add up to at least 60. Mr. Montag has a special eligibility standard set forth in his applicable offer letter. Currently, each of the named executive officers meets the applicable requirements for a Qualifying Termination

- Awards remain subject to performance-based cancellation prior to payment, and may be cancelled in whole or in part if losses occur. Awards also can be cancelled or recouped if the executive engages in detrimental conduct. Further, under our Incentive Compensation Recoupment Policy, the Board can require reimbursement of any incentive compensation paid to an executive officer whose fraud or intentional misconduct causes our company to restate its financial statements. Awards also will be subject to any policies we may adopt to implement final, released, and effective rules implementing Section 954 of the Dodd-Frank Act

Awards to our named executive officers under our Bank of America Corporation Key Employee Equity Plan (KEEP) are generally designed to be paid per schedule if an executive's employment is terminated without "cause" or for "good reason" within two years after a change in control. This change in control treatment is often referred to as "double trigger" vesting, because it requires both (i) a change in control and (ii) a subsequent involuntary termination (either by our company without "cause" or by the executive for "good reason"). Our KEEP does not provide for "single trigger" vesting upon a change in control.

If a named executive officer is terminated for "cause," our equity-based awards provide that the awards will be forfeited.

The following table shows the value of equity awards that would have been payable, subject to the non-compete or compliance with covenants, as applicable, for a termination of employment as of December 31, 2017. For this purpose, restricted stock units were valued at our closing price as of December 29, 2017, which was $29.52 per share. Stock options were valued at $0 due to the difference between that closing price and the applicable exercise price of the stock options. Due to a number of factors that affect the nature and amount of any benefits provided upon termination of employment, any actual amounts paid or distributed may vary from the amounts listed below. Factors that could affect these amounts include the time during the year of any such event and the price of our common stock.

Name	Death Payable Immediately ($)	Disability Payable Immediately ($)	Disability Payable per Award Schedule, Subject to Conditions ($)[1]	Termination with Good Reason or Without Cause Within 2 Years Following Change in Control[2] Payable per Award Schedule, Subject to Conditions ($)	All Other Terminations Except for Cause Payable per Award Schedule, Subject to Conditions ($)[1]
Brian T. Moynihan	57,842,552	1,172,446	54,260,211	49,804,255	54,260,211
Paul M. Donofrio	24,439,725	0	24,439,725	22,744,096	24,439,725
Geoffrey S. Greener	24,843,620	0	23,944,618	22,390,449	23,944,618
Terrence P. Laughlin	24,990,303	0	24,091,301	22,493,207	24,091,301
Thomas K. Montag[3]	42,953,873	0	41,319,321	38,629,369	41,319,321

(1)   The conditions for payment include (i) compliance with covenants regarding non-solicitation, detrimental conduct, and compliance with anti-hedging/derivative transactions policies, (ii) the performance-based cancellation described above, and (iii) compliance with the Qualifying Termination conditions described above (other than in case of Disability). Where applicable, the table includes the value of PRSUs granted in 2016 and 2017, assuming the maximum number of units are earned, although actual payout is dependent upon the future achievement of specified performance goals. The value of the portion of the 2015 PRSUs that were earned as of December 31, 2017 is also included, but the unearned portion is not included because these PRSUs had reached the end of their performance period.

(2)   If, within two years following a change in control, the executive's employment is terminated by our company without "cause" or by the executive for "good reason," the executive's PRSU awards will be immediately earned at the 100% goal level and paid per the original schedule. TRSUs will continue to be paid per the original schedule. Payment of the PRSUs is subject to performance-based cancellation. The definition of "cause" is described in more detail under the "Grants of Plan-Based Awards Table." The definition of "good reason" for this purpose means (i) a material diminution in the executive's responsibility, authority, or duty, (ii) a material reduction in the executive's base salary (with certain exceptions), or (iii) a relocation greater than 50 miles. Certain notice and cure requirements apply in order to claim "good reason." The definitions of "cause" and "good reason" applicable to Mr. Montag are described in footnote 3 to this table.

(3)   Under Mr. Montag's 2008 offer letter with Merrill Lynch, his equity awards must continue to vest per the vesting schedule, subject to any conditions in the applicable award agreements (other than a non-compete) for any involuntary termination without "cause" or resignation for "good reason." Mr. Montag's offer letter defines "cause" as (i) his engagement in (A) willful misconduct resulting in material harm to our company or (B) gross negligence in connection with the performance of his duties; or (ii) his conviction of, or plea of nolo contendere to, a felony or any other crime involving fraud, financial misconduct, or misappropriation of company assets, or that would disqualify him from employment in the securities industry (other than a temporary disqualification). For Mr. Montag, "All Other Terminations Except for Cause" includes a resignation by him for "good reason" under his 2008 employment agreement, defined as a resignation following: (i) a meaningful and detrimental alteration in the nature of the executive's responsibilities or authority; or (ii) a material reduction in the executive's total annual compensation that is not experienced generally by similarly situated employees.

Other Potential Payments

Following termination of employment, our named executive officers receive payment of retirement benefits and nonqualified deferred compensation benefits under our various plans in which they participate. The value of those benefits as of December 31, 2017 is set forth in the sections above entitled "Pension Benefits Table" and "Nonqualified Deferred Compensation Table." There are no special or enhanced benefits under those plans for our named executive officers, and all of our named executive officers are fully vested in the benefits discussed in those sections.

We make tax and financial planning advisory services available to our named executive officers during their employment with us. The standard form of this benefit continues through the end of the year in which the executive ceases employment, including preparation of that year's tax returns. This benefit may continue for an extended term of up to five years if the executive meets the age and service standard for a Qualifying Termination and does not engage in any full-time employment. However, in the case of a termination for cause or if the executive engages in detrimental conduct, the benefit stops immediately.

Bank of America employees who retire and meet the applicable requirements for a Qualifying Termination have access to continued coverage under our group health plan, but the employee generally must pay for the full cost of that coverage on an after-tax basis without any employer subsidy. Under an agreement entered into with Merrill Lynch, Mr. Montag will be able to access non-subsidized retiree medical coverage if he retires, so long as he does not work for or accept another position with a competitor.

CEO Pay Ratio

Below is (i) the 2017 annual total compensation of our CEO; (ii) the 2017 annual total compensation of our median employee; (iii) the ratio of the annual total compensation of our CEO to that of our median employee, and (iv) the methodology we used to calculate our CEO pay ratio:

CEO Pay Ratio

CEO Annual Total Compensation*	$21,791,812
Median Employee Annual Total Compensation	$87,115
CEO to Median Employee Pay Ratio	250:1

* This annual total compensation is the Summary Compensation Table amount, plus certain nondiscriminatory benefits (including health insurance).

Methodology

Our CEO pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules. Our methodology and process is explained below:

- **Determined Employee Population.** We began with our global employee population as of October 1, 2017, including full-time, part-time, and seasonal or temporary workers, employed by our company or consolidated subsidiaries, but excluding our CEO.

- **Identified the Median Employee.** We calculated compensation for each employee using base salary as of October 1, 2017 and estimated overtime, plus performance year 2016 cash incentives paid and equity awards granted in 2017. We identified employees within $500 of the median compensation and removed those employees who had anomalous compensation characteristics. For each remaining employee, we estimated total compensation using a method similar to the Summary Compensation Table rules, but including employer health insurance contributions and the value of other benefits, and then identified the median employee.

- **Calculated CEO Pay Ratio.** We calculated our median employee's annual total compensation for 2017 according to the SEC's instructions for preparing the Summary Compensation Table, including employer health insurance contributions and the value of other benefits. We then calculated our CEO's annual total compensation using the same approach to determine the pay ratio shown above.

We invest in our employees at all levels in the company by rewarding performance that balances risk and reward, empowering professional growth and development, and by offering affordable benefits and programs that meet the diverse needs of our employees and their families. See "Being a Great Place to Work" on page 24 for additional details.

Proposal 3: Ratifying the Appointment of Our Independent Registered Public Accounting Firm for 2018

 **Our Board recommends a vote "FOR" ratifying the appointment of our independent registered public accounting firm for 2018 (Proposal 3).**

Our Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of our independent registered public accounting firm, and is involved in the selection of the firm's lead engagement partner. The Committee engages in an annual evaluation of the independent public accounting firm's qualifications, assessing the firm's quality of service, the firm's sufficiency of resources, the quality of the communication and interaction with the firm, and the firm's independence, objectivity, and professional skepticism. The Committee also considers the advisability and potential impact of selecting a different independent public accounting firm.

After assessing the performance and independence of PricewaterhouseCoopers LLP (PwC), our company's current independent public accounting firm, the Committee believes that retaining PwC is in the best interests of our company. The Committee has appointed PwC as our independent registered public accounting firm to audit the 2018 consolidated financial statements of Bank of America Corporation and its subsidiaries. Although it is not required to do so, our Board is asking stockholders to ratify PwC's appointment. If our stockholders do not ratify PwC's appointment, the Committee will consider changing our independent registered public accounting firm for 2019. Whether or not stockholders ratify PwC's appointment, the Committee may appoint a different independent registered public accounting firm at any time if it determines that such a change is appropriate.

PwC has advised the Committee that it is an independent accounting firm with respect to our company and its affiliates in accordance with the requirements of the SEC and the Public Company Accounting Oversight Board.

Representatives of PwC are expected to be present at our annual meeting, will have an opportunity to make a statement if they choose, and are expected to be available to respond to appropriate stockholder questions.

PwC's 2017 and 2016 Fees. PwC's aggregate fees for professional services rendered in or provided for 2017 and 2016, as applicable, were:

	2017	2016
	($ in millions)	
Audit Fees	74.0	75.7
Audit-Related Fees	6.5	6.2
Tax Fees	8.0	8.0
All Other Fees	1.4	1.8
Total Fees	**89.9**	**91.7**

Audit Fees. Audit fees relate to the integrated audit of our consolidated financial statements, and internal control over financial reporting, including disclosures presented in the footnotes to our company's financial statements (for example, regulatory capital, among other disclosures). Audit fees also relate to the audit of domestic and international statutory and subsidiary financial statements, the review of our interim consolidated financial statements, the issuance of comfort letters and SEC consents, and services provided in connection with certain agreed-upon procedures and other attestation reports. Audit fees are those billed or expected to be billed for audit services related to each fiscal year.

Audit-Related Fees. Audit-related fees cover other audit and attest services, services provided in connection with certain agreed-upon procedures and other attestation reports, financial accounting, reporting and compliance matters, benefit plan audits, and risk and control reviews. Fees for audit-related services are those billed or expected to be billed for services rendered during each fiscal year.

Tax Fees. Tax fees cover tax compliance, advisory, and planning services and are those billed or expected to be billed for services rendered during each fiscal year.

All Other Fees. During 2017, All Other Fees consisted primarily of amounts billed or expected to be billed for the company's engagement of PwC to provide guidance in connection with regulatory commitments. During 2016, All Other Fees consisted primarily of amounts billed or expected to be billed for the company's engagement of PwC to perform a one-time review of U.K. regulatory reporting processes related to European Market Infrastructure Regulation transaction reporting requirements.

Audit Committee Pre-Approval Policies and Procedures

Our Audit Committee annually pre-approves a list of services that PwC may provide without obtaining the Committee's engagement-specific pre-approval and sets pre-approved fee levels for such services. The pre-approved list of services consists of audit services, audit-related services, tax services, and all other services. All requests or applications for PwC services must be submitted to members of our corporate audit function or tax function to determine if they are included within the Committee's pre-approved list of services. The Committee or the Committee chair must specifically approve any type of service that has not been pre-approved. The Committee or the Committee chair must also approve any proposed service that has been pre-approved but has fees that will exceed the pre-approved level. All pre-approvals by the Committee chair must be presented to the full Committee at its next meeting. The Committee or the Committee chair pre-approved all of PwC's 2017 fees and services.

Audit Committee Report

Our Audit Committee is composed of six Board members. Our Board has determined that all Committee members are independent under the NYSE listing standards, our Categorical Standards, and applicable SEC rules and regulations. Our Board has also determined that all Committee members are financially literate in accordance with NYSE listing standards and qualify as "audit committee financial experts" as defined by SEC rules. The Committee's responsibilities are stated in a written charter adopted by our Board.

Management is responsible for preparing and the overall reporting process with respect to our company's consolidated financial statements, and, with the assistance of our company's internal corporate auditors, for establishing, maintaining, and assessing the effectiveness of our internal control over financial reporting. PricewaterhouseCoopers LLP (PwC), our company's independent registered public accounting firm, is responsible for planning and conducting an independent audit of our company's consolidated financial statements in accordance with the standards of the United States Public Company Accounting Oversight Board (PCAOB) and for expressing an opinion as to the conformity of these financial statements with accounting principles generally accepted in the United States of America and as to the effectiveness of our internal controls over financial reporting. The Committee's responsibility is to monitor and oversee these processes.

The Committee annually evaluates PwC's qualifications, performance, and independence. The Committee also oversees the performance of the corporate audit function managed by our Corporate General Auditor. The Committee has reviewed and discussed with management and with PwC our company's audited financial statements for the year ended December 31, 2017, management's assessment of the effectiveness of our company's internal control over financial reporting, and PwC's evaluation of our company's internal control over financial reporting. In addition, the Committee has discussed with PwC the matters that independent registered public accounting firms must communicate to audit committees under applicable PCAOB standards.

The Committee has also discussed and confirmed with PwC its independence from our company, and received all required written disclosures and correspondence required by the PCAOB Ethics and Independence requirements. The Committee has evaluated and concluded the non-audit services provided by PwC to our company do not impair PwC's independence.

Based on the reviews and discussions referred to above, and discussions with the Committee's independent disclosure counsel, the Committee recommended to our Board that the audited financial statements for the year ended December 31, 2017 and the related footnotes be included in our company's annual report on Form 10-K for the year ended December 31, 2017.

Submitted by the Audit Committee of the Board:

Sharon L. Allen, Chair
Pierre J. P. de Weck
Arnold W. Donald
Lionel L. Nowell, III
Michael D. White
R. David Yost

Proposal 4: Stockholder Proposal

 **Our Board recommends a vote "AGAINST" this stockholder proposal (Proposal 4).**

Independent Board Chair

Mr. Kenneth Steiner, 14 Stoner Avenue, 2M, Great Neck, NY 11021, has advised us that he intends to present the following resolution:

Proponent's Statement

Shareholders request our Board of Directors to adopt as policy, and amend our governing documents as necessary, to require henceforth that the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. The Board would have the discretion to phase in this policy for the next CEO transition, implemented so it does not violate any existing agreement.

If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chairman. This proposal requests that all the necessary steps be taken to accomplish the above.

Caterpillar is an example of a company changing course and naming an independent board chairman. Caterpillar had strongly opposed a shareholder proposal for an independent board chairman at its 2016 annual meeting. Wells Fargo also changed course and named an independent board chairman in 2016.

It was reported in 2015 that 53% of the Standard & Poors 1,500 firms separate these 2 positions. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73% support at Netflix.

This proposal topic won 32%-support at Bank of America in 2017 in a contest that was not on a level playing field. The proponent did not spend his money to make extra contact with shareholders in support of this proposal topic. Meanwhile our top management spent our money—without our permission—to repeatedly broadcast top management's position on this topic.

The management response to the 2017 proposal on this topic did not say that our Lead Director was important enough to call a special shareholder meeting. In its response to this proposal our company could possibly name one step it has taken in 2017 to advance shareholder rights.

Please vote to enhance Board oversight of our CEO:

Independent Board Chairman—Proposal 4

Our Board recommends a vote "AGAINST" Proposal 4 because:

- **The Board should retain the flexibility affirmed by stockholder votes in 2015 and 2017 to determine the most effective leadership structure based on applicable circumstances and needs;**

- **Our Board leadership structure and governance practices provide strong independent Board oversight;**

- **The Board regularly evaluates and reviews the Board's leadership structure;**

- **The Board regularly seeks and considers feedback from stockholders; and**

- **There is no conclusive evidence demonstrating that an independent Chair ensures superior governance or performance, and Board flexibility to determine the optimal leadership structure is the norm at other large companies.**

The Board should retain the flexibility affirmed by stockholder votes in 2015 and 2017 to determine the most effective leadership structure based on applicable circumstances and needs. At a special meeting in September 2015 called by our Board at the request of our Lead Independent Director, a majority of votes cast by our stockholders voted to ratify bylaw amendments granting the Board the flexibility to determine the Board's leadership structure, including appointing an independent Chair, or appointing a Lead Independent Director when the Chair is not an independent director. At our 2017 annual meeting of stockholders, stockholders voted on a proposal by the same proponent almost identical to Proposal 4 and over two-thirds of the votes cast by our stockholders voted against that proposal and in favor of the Board retaining flexibility to determine the most effective leadership structure based on applicable circumstances and needs. The Board agrees with the view endorsed by stockholders in these recent votes. This flexibility allows the Board to determine the Board leadership structure best suited to the company and the Board's then-existing needs and circumstances to protect and enhance long-term stockholder value.

No single, fixed leadership model is appropriate in all circumstances. In deciding whether an independent Chair or a Lead Independent Director is right for the company at a particular time, the choice should be contextual rather than mechanical, tailored to the then-present needs and opportunities of the company. The Board, in fulfilling its fiduciary duties, must select the individual it believes is most qualified and best-positioned to act as Chair. It is the Board members' independence, experience, and judgment in exercising their fiduciary duties upon which our stockholders rely to protect their interests. The proposal would inhibit the Board members' ability to utilize this experience, knowledge, and insight, together with ongoing feedback from stockholders, to make well-informed decisions regarding the Board's leadership structure.

Our Board leadership structure and governance practices provide strong, independent Board oversight. Our Board is committed to strong, independent Board leadership and views the provision of independent, objective oversight as central to effective Board governance and to serving the best interests of the company and our stockholders. The Board believes that independent board oversight involves not only having a properly defined independent board leader, such as a strong Lead Independent Director when the Chair is the CEO, but also having robust governance structures that promote active oversight. Our Board embraces multiple, interlinked practices to provide that the Board as a whole functions effectively and provides strong independent oversight. These practices include:

- Regular reviews of our Board leadership structure and governance practices, taking into account contemporaneous stockholder and stakeholder perspectives;

- A robust, well-defined, and transparent Lead Independent Director structure that applies when our Chair is not an independent director, and empowers the Lead Independent Director with extensive authority and responsibilities. The Lead Independent Director position is formalized in our Corporate Governance Guidelines, which are regularly reviewed. These comprehensive duties give our Lead Independent Director significant authority with respect to the operation and functioning of the Board. These authorities and responsibilities are described in more detail on page 15 of this proxy statement;

- Active leadership, involvement, and influence by the Lead Independent Director. The Lead Independent Director regularly convenes and presides over executive sessions of our independent directors outside the presence of management, and develops topics for discussion during these closed sessions. The Lead Independent Director holds regular discussions with our CEO and the other independent directors in between Board meetings, meets with members of management at least quarterly, has regular calls with our primary bank regulators, and plays a central role in overseeing and participating in stockholder engagement efforts;

- Diverse, experienced, and skilled directors, all of whom are independent aside from the CEO. An independent director chairs each standing committee of the Board, and each such committee consists entirely of independent directors. This approach empowers and entrusts our independent directors with oversight of critical issues within the purview of these committees; and

- Robust Board and committee self-evaluations and thoughtful director succession practices. Ten new independent directors have joined our Board since the 2012 annual meeting, and the average tenure of our director nominees as of the date of our 2018 annual meeting of stockholders is 6.1 years, well below the 8.7-year S&P 500 average.

We believe these practices, coupled with our Board's other governance processes, provide for strong, independent Board leadership and effective engagement with, and oversight of, management.

The Board regularly evaluates and reviews the Board's leadership structure. The Board evaluates and reviews the Board's leadership structure at least annually to determine what, if any, changes are appropriate based on the Board and company's then-existing needs and circumstances, and based on feedback from stockholders and other stakeholders. Our stockholders in 2017 reaffirmed the Board's authority to make these critical Board leadership decisions. If at any time the Board's review of its leadership structure resulted in the conclusion that an independent Chair is in the best interests of our stockholders based on the company's needs and circumstances at that time, the Board would appoint an independent Chair to address those needs and circumstances. The Board's evaluation process is described in more detail on page 17 of this proxy statement.

The Board regularly seeks and considers feedback from stockholders. Our Board and management have a demonstrated record of engaging with our stockholders and soliciting their input on important matters, including with respect to stockholder views on the company's performance, Board leadership, and other topics of interest. Our Board engages in year-round communication with stockholders, and in 2017, the Lead Independent Director and other directors met with stockholders representing over 32% of our outstanding shares. At nine meetings of the Board, six meetings of the Corporate Governance Committee, and three meetings of the Compensation and Benefits Committee in 2017, management and independent directors presented information about the company's stockholder engagement activities, including input from stockholders. The Board, Corporate Governance Committee, and Compensation and Benefits Committee have used this input to inform reviews of, among other things, the company's corporate governance policies and processes, ESG and human capital management activities, and proxy statement disclosures. The Board recognizes that certain stockholders prefer an independent Chair at all companies at all times and are therefore likely to support the proposal. Based on our engagement meetings, however, far more stockholders have expressed their support for the Board's continued flexibility to determine the Board's leadership structure based on the company's needs and circumstances at any given time.

There is no conclusive evidence demonstrating that an independent Chair ensures superior governance or performance, and Board flexibility to determine the optimal leadership structure is the norm at other large companies. While the Board recognizes and respects different points of view and philosophies about which leadership structure leads to the best operational or governance results, existing empirical data concerning the impact of board leadership on stockholder value do not conclusively establish any correlation between separation of the Chair/CEO roles and superior corporate governance or performance. Even as the general empirical evidence remains inconclusive, under the current Board leadership structure,

- The Board has sharpened its focus on corporate governance and established leading governance and disclosure practices (see "Corporate Governance" beginning on page 14 of this proxy statement).

- Our company continues to execute on our long-term strategy and focus on Responsible Growth—a strategy conceived under the vision of our current Chair and CEO and developed with the unanimous support of the Board's independent directors under the leadership of our Lead Independent Director—to propel our company's operating and financial performance, with total stockholder returns over the 1-, 3-, and 5-year periods outpacing peers and benchmark indices, and solidify our company's leadership of ESG activities, including human capital management.

	Total Stockholder Return (for the Period Ended December 31, 2017)		
	1-year	3-year	5-year
Bank of America Corporation	35.7%	72.2%	168.1%
S&P 500	21.8%	38.3%	108.1%
Primary Competitor Group (J.P. Morgan Chase, Citigroup, Wells Fargo, Goldman Sachs, and Morgan Stanley)	20.3%	45.4%	137.2%

According to the most recent surveys reported by the *Spencer Stuart Board Index*, only 28% of the chairmen of S&P 500 companies are independent and 49% of the chairmen of S&P 500 companies are also the current CEOs. In addition, as of 2015, the *Spencer Stuart Board Index* reported that only 4% of S&P 500 companies have adopted a formal policy eliminating Board flexibility to mandate separation of the chair/CEO positions. Thus, adopting the formal policy set forth in the proposal would place the company in the extreme minority of S&P 500 companies.

The Board believes that a one-size-fits-all policy mandating an independent Chair is not in the best interest of our stockholders. Our stockholders supported this view at the special meeting in 2015 and reaffirmed their support last year at the 2017 annual meeting of stockholders, voting to maintain the Board's flexibility to determine the most effective leadership structure. Regardless of the statistics, however, the Board is committed to regularly reviewing its leadership structure and Board practices and to responsibly determining its most appropriate structure based on then-current circumstances and needs.

Accordingly, our Board recommends a vote "AGAINST" this proposal (Proposal 4).

Stockholder Proposals for our 2019 Annual Meeting

Stockholder proposals submitted for inclusion in the proxy statement for our 2019 annual meeting must comply with applicable requirements and conditions established by the SEC, including Rule 14a-8 of the Exchange Act, and must be received by our Corporate Secretary no later than the close of business on November 12, 2018.

Pursuant to our proxy access Bylaw provision, one, or a group of up to 20 stockholders who, in aggregate, own continuously for at least three years, shares of our company representing an aggregate of at least 3% of the voting power entitled to vote in the election of directors, may nominate and include in our proxy materials director nominees constituting up to 20% of our Board, provided that the stockholder(s) and the nominee(s) satisfy the requirements in our Bylaws. Notice of proxy access director nominees must be received by our Corporate Secretary at the address below no earlier than October 13, 2018 and no later than the close of business on November 12, 2018, assuming we do not change the date of our 2019 annual meeting by more than 30 days before or 70 days after the anniversary date of our 2018 annual meeting.

If you would like to submit a matter for consideration at our 2019 annual meeting (including any stockholder proposal not submitted under Rule 14a-8 or any director nomination) that will not be included in the proxy statement for that annual meeting, it must be received by our Corporate Secretary no earlier than the close of business on December 26, 2018 and no later than the close of business on February 9, 2019, assuming we do not change the date of our 2019 annual meeting by more than 30 days before or 70 days after the anniversary date of our 2018 annual meeting. Any matter must comply with our Bylaws.

All stockholder proposals must be received by our Corporate Secretary at Bank of America Corporation, Hearst Tower, 214 North Tryon Street, NC1-027-18-05, Charlotte, North Carolina 28255 by the applicable dates specified above.

Voting and Other Information

Who Can Vote. Only holders of record at the close of business on March 2, 2018 (the record date) will be entitled to notice of and to vote at our annual meeting. As of March 2, 2018, the following shares were outstanding and entitled to vote:

Shares	Number of Shares Outstanding and Entitled to Vote
Common Stock	10,224,022,645
Series B Preferred Stock	7,110
Series 1 Preferred Stock	3,275
Series 2 Preferred Stock	9,967
Series 3 Preferred Stock	21,773
Series 4 Preferred Stock	7,010
Series 5 Preferred Stock	14,056

Each share of our common stock and Series B Preferred Stock is entitled to one vote. Although each share of the Series 1–5 Preferred Stock is entitled to 150 votes, we do not have "dual-class" voting as all stockholders vote together without regard to class, except as otherwise required by law. Holders of the Series 1–5 Preferred Stock hold their shares through depositary receipts that each represent 1/1200th of a share of Series 1–5 Preferred Stock (or a vote representing 0.125 shares of our common stock). Therefore the aggregate vote represented by the Series 1–5 Preferred Stock is *de minimis*. As of the record date, the Series 1–5 Preferred Stock represent 8,412,150 votes, or approximately 0.08% of the total eligible votes at the 2018 annual meeting of stockholders. We issued the Series 1–5 Preferred Stock as part of our merger with Merrill Lynch, that became effective January 1, 2009, as required under Delaware law to holders of respective outstanding shares of Merrill Lynch series 1–5 preferred stock. Since the issuance of the Series 1–5 Preferred Stock in 2009, our company has not issued any additional shares of Series 1–5 Preferred Stock and does not have any current plans to issue any additional shares of Series 1–5 Preferred Stock.

In accordance with Delaware law, for the 10 days prior to our annual meeting, a list of registered holders entitled to vote at our annual meeting will be available for inspection in the Office of the Corporate Secretary, Bank of America Corporation, Hearst Tower, 214 North Tryon Street, NC1-027-18-05, Charlotte, North Carolina 28255. The list will also be available at our annual meeting.

Voting Information for Registered Holders. If you are a registered holder, meaning that you hold our stock directly (not through a bank, broker, or other nominee), you may vote in person at our annual meeting or by submitting your proxy by:

- **Internet:** going to *www.proxyvote.com* and following the online instructions. You will need information from your Notice of Internet Availability or proxy card, as applicable, to submit your proxy

- **Telephone:** calling the phone number located on the top of your proxy card and following the voice prompts. You will need information from your proxy card to submit your proxy

- **Mail** (if you received your proxy materials by mail): marking your vote on your proxy card, signing your name exactly as it appears on your proxy card, dating your proxy card, and returning it in the envelope provided

To be counted, your proxy must be received before the polls close at our annual meeting. All shares represented by valid proxies that we receive through this solicitation, and that are not revoked, will be voted according to your voting instructions. If you properly submit a proxy without giving specific voting instructions, your shares will be voted in accordance with our Board's recommendations. If other matters properly come before our annual meeting the proxies will vote on these matters.

You may revoke your proxy and change your vote at any time before the voting polls close at our annual meeting by submitting a properly executed proxy of a later date, a written notice of revocation (of your previously executed proxy) sent to our Corporate Secretary, or a vote cast in person at our annual meeting (however, attending the meeting without voting will not revoke a proxy).

Voting Information for Beneficial Owners. If you are a beneficial owner, meaning that you hold our stock in the name of a bank, broker, or other nominee (commonly referred to as holding shares in "street name"), you should have received these proxy materials from your bank, broker, or other nominee by mail or email with information on how to submit your voting instructions, including by:

- **Internet:** going to *www.proxyvote.com* and following the online instructions

- **Telephone:** calling the phone number located on the top of your voting instruction form (VIF) and following the voice prompts

- **Mail** (if you received your proxy materials by mail): marking your vote on your VIF, signing your name exactly as it appears on your VIF, dating your VIF, and returning it in the envelope provided

Voting by telephone and the Internet ends at 11:59 p.m. Eastern Time on April 24, 2018. As a beneficial owner, if you do not provide voting instructions to your bank, broker, or other nominee, your shares will be treated as a "broker non-vote" with respect to Proposals 1, 2, and 4, and may be voted in the discretion of your bank, broker, or other nominee solely on Proposal 3 as described under "Votes Required" on the next page. To change any of your previously provided voting instructions, or if you have questions about voting your shares, please contact your bank, broker, or other nominee directly.

You may revoke any voting instructions you provided by following the specific directions from your bank, broker or other nominee to change or revoke any voting instructions you have already provided. Alternatively, you may vote your shares by ballot at the meeting if you obtain a legal proxy from your bank, broker, or other nominee and present it at the meeting.

Employee Voting. If you participate in The Bank of America 401(k) Plan, The Bank of America Transferred Savings Account Plan, or the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (collectively, the Plan), and your Plan account has investments in shares of our common stock, you must provide voting instructions to the Plan trustee (the Trustee) (by the Internet, telephone, or proxy card) for your shares to be voted according to your instructions. Each Plan participant's voting instructions will also direct the Trustee to vote any unvoted shares in the same ratio as the shares for which voting instructions have been received by the Trustee, unless contrary to law. If you participate in the Merrill Lynch Employee Stock Purchase Plan (ML ESPP), your shares cannot be voted unless you provide voting instructions to the ML ESPP administrative agent. Your voting instructions to the Trustee and the ML ESPP administrative agent will be held in strict confidence. The deadline to provide voting instructions for shares held in the Plan is April 24, 2018, at 8:00 a.m., Eastern time. The deadline to provide voting instructions for shares held in the ML ESPP is April 24, 2018, at 11:59 p.m., Eastern time. If you are an employee and you hold shares in multiple accounts, you may receive one proxy card covering all the shares in your accounts. If you receive one proxy card covering all the shares in your accounts, you must provide voting instructions by April 24, 2018, at 8:00 a.m. to vote all your shares. After the applicable deadline, you will not be able to submit voting instructions or change prior voting instructions for any shares, including shares held in the ML ESPP.

Donation to Habitat for Humanity. To express our appreciation for your participation, Bank of America will make a $1 charitable donation to Habitat for Humanity on behalf of every stockholder account that votes. "Householded" accounts for beneficial owners will be administered as a single account. Habitat is one of the world's largest housing-focused nonprofits, with nearly 1,400 local affiliates in 70 countries around the world. Bank of America has partnered with Habitat for more than 30 years, investing more than $85 million in funding to help create affordable housing, as well as volunteer efforts in local markets and regions. For more information on "householding," see "Eliminating Duplicative Proxy Materials through 'Householding'" below.



Shares Required to Hold our Annual Meeting. In order to hold our annual meeting, a quorum representing holders of a majority of the voting power of our common stock, the Series B Preferred Stock, and the Series 1–5 Preferred Stock must be present in person or represented by proxy. We intend to include as present: shares present in person but not voting; shares for which we have received proxies but for which holders have abstained from voting; and shares represented by proxies returned by a bank, broker, or other nominee holding the shares.

Votes Required

Proposals for Your Vote	Votes Required	Effect of Abstentions	Effect of Broker Non-Votes
Proposal 1: Electing Directors	Majority of votes cast	No effect	No effect
Proposal 2: Approving Our Executive Compensation (an Advisory, Non-binding "Say on Pay" Resolution)	Majority of votes cast	No effect	No effect
Proposal 3: Ratifying the Appointment of Our Independent Registered Public Accounting Firm for 2018	Majority of votes cast	No effect	Brokers have discretion to vote
Proposal 4: Stockholder Proposal	Majority of votes cast	No effect	No effect

- **Proposal 1: Electing Directors.** Our Bylaws provide that a nominee for director in an uncontested election will be elected to our Board if the votes cast for the nominee's election exceed the votes cast against his or her election. Abstentions from voting and broker non-votes are not treated as votes cast and are not counted for purposes of determining the election of directors. If a nominee does not receive the required votes for election at our annual meeting, our Board, with the assistance of our Corporate Governance Committee, will consider whether to accept the director's offer of resignation, which is required to be tendered under our Corporate Governance Guidelines. Our Board will publicly disclose its decision regarding the resignation and the basis for its decision within 90 days after election results are certified.

- **Other Proposals.** Approval of Proposals 2, 3, and 4 requires the votes cast in favor of each such proposal to exceed the votes cast against the proposal. Abstentions from voting and broker non-votes (excluding Proposal 3, for which brokers have discretion to vote) are not treated as votes cast and are not counted in determining the outcome of any of these proposals.

Cost of Proxy Solicitation. We will pay the cost of soliciting proxies. In addition to soliciting proxies by mail or electronic delivery, we also may use our directors or employees to solicit proxies either personally or by telephone, facsimile, mail, or email. None of these directors or employees will receive any additional or special compensation for soliciting proxies. In addition, we have agreed to pay Georgeson LLC and Morrow Sodali LLC each $19,500, plus expenses to assist us in soliciting proxies from banks, brokers, and other nominees. We also will reimburse banks, brokers, and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners of our stock.

Eliminating Duplicative Proxy Materials through "Householding." We deliver a single proxy statement and annual report with separate proxy cards, or separate Notices of Internet Availability, to multiple registered holders who share an address, unless we receive other instructions. If (i) you and another registered holder share an address and each receive paper copies of our proxy materials and wish to receive only one paper copy or (ii) you share an address with another registered holder, received a single set of our proxy materials, and would like to receive separate copies, you may request a change in delivery preferences by contacting our transfer agent, Computershare, P.O. Box 505005, Louisville, KY 40233; toll-free 800-642-9855; or *www.computershare.com/bac*.

If you are a beneficial owner and receive multiple copies of our proxy materials and you would like to receive only one copy, or if you and another stockholder receive only one copy and would like to receive multiple copies, contact your bank, broker, or other nominee.

Attending our Annual Meeting. All holders of our common stock, Series B Preferred Stock, and Series 1–5 Preferred Stock as of the record date (March 2, 2018) and persons holding valid proxies from such stockholders are invited to attend our annual meeting. To gain entrance to the meeting, you must present valid, government-issued photo identification and the following:

- **Registered holders (one of the following):**
  - the admission ticket attached to the top of your proxy card or made available by visiting *www.proxyvote.com* and following the instructions provided; or
  - your Notice of Internet Availability

- **Beneficial owners (one of the following):**
  - the admission ticket made available by visiting *www.proxyvote.com* and following the instructions provided; or
  - a letter from your bank or broker or a brokerage statement evidencing ownership of shares of Bank of America stock as of the record date

- **Persons holding valid proxies (one of the following):**
  - a proxy from a registered holder—a written legal proxy granted to you and signed by the registered holder; or
  - a proxy from a beneficial owner—a written legal proxy granted by the brokerage firm or bank holding the shares to the beneficial owner, in assignable form, and a written legal proxy granted by the beneficial owner to you, together with a brokerage or bank statement or Notice of Internet Availability showing the beneficial owner's shares

If you are a beneficial owner and you would like to vote in person at the meeting, you must also present a written legal proxy from the broker, bank, or other nominee.

Failure to follow these admissions procedures or failure to bring required documentation may delay your entry into, or prevent you from being admitted to, our annual meeting.

So that we can accommodate the greatest number of stockholders at our meeting, we reserve the right to limit the number of authorized proxyholders for any stockholder who may attend the meeting and to restrict the admission of guests or other attendees who are not stockholders.

Security measures may include bag, metal detector, and hand-wand searches. The use of cameras, recording devices, phones, and other electronic devices is strictly prohibited.

We appreciate the opportunity to hear the views of our stockholders. In fairness to all stockholders and participants at our annual meeting, and in the interest of an orderly and constructive meeting, stockholder comments at our annual meeting will be subject to rules of conduct that will be enforced. Copies of these rules will be available at our annual meeting. Only stockholders, their valid proxyholders, or other previously authorized representatives may address our annual meeting. Only proposals that meet the requirements of Rule 14a-8 of the Exchange Act or our Bylaws will be eligible for consideration at our annual meeting.

Hilton Charlotte Center City is an accessible building with accessible parking, public entrances, elevators, and restrooms. If you need special assistance at the meeting because of a disability, please send your request in writing to our Corporate Secretary at Bank of America Corporation, Hearst Tower, 214 North Tryon Street, NC1-027-18-05, Charlotte, North Carolina 28255, by April 6, 2018, so your request may receive appropriate attention.

Appendix A: Reconciliation of GAAP and Non-GAAP Financial Measures

Our company reports its financial results in accordance with accounting principles generally accepted in the United States of America (GAAP). However, we believe that certain non-GAAP financial measures provide additional clarity in assessing the results of our company. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our company's reported results prepared in accordance with GAAP.

Below is a reconciliation of GAAP and non-GAAP financial measures found on pages 39, 45, 46, and 47.

	December 31	
	2017 ($ in millions)	2016 ($ in millions)
Reconciliation of total revenue, net of interest expense to total revenue, net of interest expense on a fully taxable-equivalent basis		
Total revenue, net of interest expense	**87,352**	83,701
Fully taxable-equivalent adjustment	**925**	900
Total revenue, net of interest expense on a fully taxable-equivalent basis	**88,277**	84,601
Reconciliation of average common shareholders' equity to average tangible common shareholders' equity		
Common shareholders' equity	**247,101**	241,187
Goodwill	**(69,286)**	(69,750)
Intangible assets (excluding MSRs)	**(2,652)**	(3,382)
Related deferred tax liabilities	**1,463**	1,644
Tangible common shareholders' equity	**176,626**	169,699
Reconciliation of year-end common shareholders' equity to year-end tangible common shareholders' equity		
Common shareholders' equity	**244,823**	240,975
Goodwill	**(68,951)**	(69,744)
Intangible assets (excluding MSRs)	**(2,312)**	(2,989)
Related deferred tax liabilities	**943**	1,545
Tangible common shareholders' equity	**174,503**	169,787

	December 31	
	2017	2016
Ending common shares (in thousands)	**10,287,302**	10,052,626
Book value per share of common stock	$ **23.80**	$ 23.97
Tangible book value per share of common stock	$ **16.96**	$ 16.89

	December 31	
	2017 ($ in millions)	2016 ($ in millions)
Global Markets net income	**3,293**	3,818
Net debit valuation adjustment (DVA), net of tax	**265**	148
Global Markets net income, excluding net debit valuation adjustment, net of tax	**3,558**	3,966

	December 31	
	2017 **($ in millions)**	**2016** **($ in millions)**
Reconciliation of Basel 3 transition to fully phased-in[1]		
Common equity tier 1 capital (transition)	**171,063**	168,866
Deferred tax assets arising from net operating loss and tax credit carryforwards phased in during transition	**(1,311)**	(3,318)
Accumulated Other Comprehensive Income phased in during transition	**(879)**	(1,899)
Intangibles phased in during transition	**(348)**	(798)
Defined benefit pension fund assets phased in during transition	**(228)**	(341)
DVA related to liabilities and derivatives phased in during transition	**239**	276
Other adjustments and deductions phased in during transition	**(75)**	(57)
Common equity tier 1 capital (fully phased-in)	**168,461**	162,729
Basel 3 Standardized approach risk-weighted assets as reported	**1,433,517**	1,399,477
Change in risk-weighted assets from transition to fully phased-in	**9,204**	17,638
Basel 3 Standardized approach risk-weighted assets (fully phased-in)	**1,442,721**	1,417,115
Basel 3 Advanced approaches risk-weighted assets as reported	**1,449,222**	1,529,903
Change in risk-weighted assets from transition to fully phased-in	**9,757**	(18,113)
Basel 3 Advanced approaches risk-weighted assets (fully phased-in)	**1,458,979**	1,511,790
Basel 3 regulatory capital ratios		
Basel 3 Standardized approach common equity tier 1 (transition)	**11.9%**	12.1%
Basel 3 Advanced approaches common equity tier 1 (transition)	**11.8%**	11.0%
Basel 3 Standardized approach common equity Tier 1 (fully phased-in)	**11.7%**	11.5%
Basel 3 Advanced approaches common equity Tier 1 (fully phased-in)	**11.5%**	10.8%

(1) As an Advanced approaches institution, the company is required to report regulatory capital risk-weighted assets under both the Standardized and Advanced approaches. The approach that yields the lower ratio is to be used to assess capital adequacy and was the Advanced approaches method at December 31, 2017 and 2016.

Certain information contained in this proxy statement may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future results or performance and involve certain risks, uncertainties and assumptions difficult to predict or beyond our control. You should not place undue reliance on any forward-looking statement and should consider the uncertainties and risks discussed in our 2017 Annual Report on Form 10-K and subsequent Securities and Exchange Commission filings. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made.

Content available on websites and in documents referenced in this proxy statement are not incorporated herein and are not part of this proxy statement.

Certain statistics and metrics in this proxy statement are estimates and may be based on assumptions or developing standards.

Our People are the Foundation of Responsible Growth

We give our employees the support they need so they can make a genuine impact and contribute to sustainable growth of our business and the communities we serve.

 Bank of America provides an inclusive workplace for our diverse employees around the world.

 More than 50% of our global workforce and more than 40% of our global management team are women.

 We support our employees' financial, physical, and emotional wellness.

 Our robust pay practices and procedures provide equal pay for equal work.

 Bank of America is committed to creating opportunities for employees to develop and grow.

 More than 35% of the independent members of our Board of Directors are women.

 Bank of America and our employees committed nearly $5 million to support communities impacted by disasters in 2017.

 In 2017, we supported over 1,400 employees with calls, resources and ongoing support during recent critical events.

See our 2017 Annual Report for more information regarding our focus on environmental and social issues.

You can help with our charitable efforts.

Bank of America will make a $1 charitable donation to Habitat for Humanity on behalf of every stockholder account that votes.

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